[LOGO OF RHONE-POULENC RORER]

                            RHONE-POULENC RORER INC.
                                500 ARCOLA ROAD
                        COLLEGEVILLE, PENNSYLVANIA 19426

                                October 24, 1997

Dear Shareholder:

  You are cordially invited to attend the Special Meeting of Shareholders of Rhone-Poulenc Rorer Inc. (the "Company") to be held on November 25, 1997, at 10:00 a.m., local time, at the Company's Executive Offices, 500 Arcola Road, Collegeville, Pennsylvania. At the Special Meeting, you will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 19, 1997 (the "Merger Agreement"), among the Company, Rhone-Poulenc S.A., a societe anonyme organized under the laws of the Republic of France ("Purchaser"), and RP Vehicle, Inc., a Pennsylvania corporation specifically organized for the purpose of effecting the Merger (as defined below) and a direct, wholly owned subsidiary of Purchaser (the "Merger Subsidiary").

  Upon the terms and subject to the conditions of the Merger Agreement, the Merger Subsidiary will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation, and each share ("Share") of common stock, without par value per share ("Common Stock"), of the Company issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned directly or indirectly by Purchaser) shall be cancelled and, subject to dissenters rights, shall be converted automatically into the right to receive from the Company $97 in cash (the "Merger Consideration") payable, without interest, to the holder of such Share.

  The Merger is the second and final step in the acquisition of the entire common equity interest in the Company by Purchaser pursuant to the Merger Agreement. In two transactions in 1990, Purchaser acquired Shares representing approximately 68.68% of the Company's then issued and outstanding Shares on a fully diluted basis. The first step pursuant to the Merger Agreement was a tender offer (the "Offer") by Purchaser pursuant to which Purchaser acquired 46,138,374 Shares for $97 per Share in cash. As a result of the completion of the Offer and the purchase of Shares pursuant thereto and prior purchases of Shares, Purchaser owns 141,222,394 Shares (representing approximately 98.53% of the issued and outstanding Shares).

  Shareholders who do not wish to accept the $97 per Share cash payment in the Merger and who fully comply with the statutory procedures for asserting dissenters rights set forth in the Pennsylvania Business Corporation Law of 1988 (the "PBCL"), the relevant portions of which are attached to the accompanying Proxy Statement as Annex B, will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the PBCL. For a description of the rights of dissenting shareholders pursuant to the PBCL, see "THE MERGER--Rights of Dissenting Shareholders" in the accompanying Proxy Statement.

  THE BOARD OF DIRECTORS OF THE COMPANY (THE "COMPANY BOARD"), BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING, BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION AND APPROVAL OF A COMMITTEE OF THE BOARD OF DIRECTORS (THE "SPECIAL COMMITTEE") COMPRISED OF INDEPENDENT DIRECTORS (AS DEFINED IN THE ACCOMPANYING PROXY STATEMENT) HAS DETERMINED THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND RECOMMENDS THAT SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  In arriving at its decision, the Board of Directors gave careful consideration to a number of factors described in the accompanying Proxy Statement, including the opinion of Goldman, Sachs & Co. addressed to the Special Committee, dated August 19, 1997, to the effect that, as of such date and based upon and subject to the assumptions stated therein, the $97 per Share in cash to be received by the shareholders of the Company (other than Purchaser and its subsidiaries) in the Offer and the Merger was fair to such holders. Please read the enclosed material carefully.

  Under the PBCL, the approval of the Company Board and the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has approved the Merger Agreement and the transactions contemplated thereby, and the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon.

  PURCHASER ALREADY HAS SUFFICIENT VOTING POWER TO CAUSE THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT WITHOUT THE AFFIRMATIVE VOTE OF ANY OTHER SHAREHOLDER OF THE COMPANY. PURCHASER WILL CAUSE ALL SHARES OWNED BY IT TO BE VOTED IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  Whether or not you are able to attend the Special Meeting, please complete, sign and return the enclosed proxy card as soon as possible. A postage-paid envelope is enclosed for your convenience. If you attend the Special Meeting, you may revoke your proxy and, if you wish, vote your Shares in person.

  PLEASE DO NOT SEND US YOUR STOCK CERTIFICATES AT THIS TIME. If the Merger becomes effective, you will be advised of the procedure for surrendering your certificates in exchange for the $97 per Share cash consideration.

                                          Sincerely,

                                          /s/ Michel de Rosen
                                          Michel de Rosen
                                          Chairman and Chief Executive Officer

                           RHONE-POULENC RORER INC.
                                500 ARCOLA ROAD
                       COLLEGEVILLE, PENNSYLVANIA 19426

    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD NOVEMBER 25, 1997

To the Holders of Common Stock of Rhone-Poulenc Rorer Inc.:

  NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Rhone-Poulenc Rorer Inc. (the "Company") will be held on November 25, 1997, at 10:00 a.m., local time, at the Company's Executive Offices, 500 Arcola Road, Collegeville, Pennsylvania, for the following purposes:

    (i) To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 19, 1997 (the "Merger Agreement"), among the Company, Rhone-Poulenc S.A., a societe anonyme organized under the laws of the Republic of France ("Purchaser"), and RP Vehicle, Inc., a Pennsylvania corporation specifically organized for the purpose of effecting the Merger (as defined below) and a direct, wholly owned subsidiary of Purchaser (the "Merger Subsidiary"), pursuant to which:

      (a) the Merger Subsidiary will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation; and

      (b) each share ("Share") of common stock, without par value per share ("Common Stock"), of the Company issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned directly or indirectly by Purchaser) shall be cancelled and, subject to dissenters rights, shall be converted automatically into the right to receive from the Company $97 in cash (the "Merger Consideration") payable, without interest, to the holder of such Share; and

    (ii) To transact such other business as may properly come before the Special Meeting, including any adjournment or postponement thereof.

  A conformed copy of the Merger Agreement appears as Annex A to, and is described in, the accompanying Proxy Statement.

  Shareholders who do not wish to accept the $97 per Share cash payment in the Merger and who fully comply with the statutory procedures for asserting dissenters rights set forth in the Pennsylvania Business Corporation Law of 1988 (the "PBCL"), the relevant portions of which are attached to the accompanying Proxy Statement as Annex B, will be entitled to receive, in connection with the Merger, cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the PBCL. For a description of the rights of dissenting shareholders pursuant to the PBCL, see "THE MERGER--Rights of Dissenting Shareholders" in the accompanying Proxy Statement.

  As a result of the completion of a tender offer and the purchase of shares of Common Stock pursuant thereto and the prior purchases of shares of Common Stock, Purchaser owns 141,222,394 Shares (representing approximately 98.53% of the issued and outstanding Shares). Purchaser will cause all Shares owned by it to be voted in favor of the approval and adoption of the Merger Agreement.

  Under the PBCL, the approval of the Board of Directors of the Company (the "Company Board") and the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has approved the Merger Agreement and the transactions contemplated thereby, and the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon.

  PURCHASER ALREADY HAS SUFFICIENT VOTING POWER TO CAUSE THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT WITHOUT THE AFFIRMATIVE VOTE OF ANY OTHER SHAREHOLDER OF THE COMPANY. PURCHASER WILL CAUSE ALL SHARES OWNED BY IT TO BE VOTED IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  Only the holders of record of Common Stock at the close of business on October 24, 1997 will be entitled to notice of and to vote at the Special Meeting or any adjournment or postponement thereof. Such holders may vote in person or by proxy.

  Whether or not you expect to attend the Special Meeting in person, please complete, sign, date and return the accompanying proxy in the enclosed prepaid envelope to ensure that your vote will be counted. Your proxy may be revoked in the manner described in the accompanying proxy statement at any time before it has been voted at the Special Meeting.

                                          BY ORDER OF THE BOARD OF DIRECTORS,

                                          /s/ Richard B. Young

                                          Richard B. Young
                                          Secretary

Collegeville, Pennsylvania
October 24, 1997

                           RHONE-POULENC RORER INC.
                                500 ARCOLA ROAD
                       COLLEGEVILLE, PENNSYLVANIA 19426

                               ----------------
                                PROXY STATEMENT
                               ----------------
                      FOR SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON NOVEMBER 25, 1997
                               ----------------

  This proxy statement (the "Proxy Statement") and the accompanying proxy card are first being mailed on or about October 27, 1997 to holders of shares ("Shares") of common stock, without par value per share ("Common Stock"), of Rhone-Poulenc Rorer Inc. (the "Company"). These materials are being furnished in connection with the solicitation by the Board of Directors of the Company (the "Company Board") of proxies to be voted at the Special Meeting of Shareholders of the Company (the "Special Meeting") scheduled to be held on November 25, 1997 at 10:00 a.m., local time, at the Company's Executive Offices at 500 Arcola Road, Collegeville, Pennsylvania 19426, and at any adjournment or postponement thereof.

  At the Special Meeting, shareholders will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 19, 1997 (the "Merger Agreement"), among the Company, Rhone-Poulenc S.A., a societe anonyme organized under the laws of the Republic of France ("Purchaser"), and RP Vehicle, Inc., a Pennsylvania corporation specifically organized for the purpose of effecting the Merger (as defined below) and a direct, wholly owned subsidiary of Purchaser (the "Merger Subsidiary").

  Pursuant to the terms and subject to the conditions of the Merger Agreement,
(i) the Merger Subsidiary will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation; and (ii) each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned directly or indirectly by Purchaser) shall be cancelled and, subject to dissenters rights, shall be converted automatically into the right to receive from the Company $97 in cash (the "Merger Consideration") payable, without interest, to the holder of such Share. A conformed copy of the Merger Agreement is included with this Proxy Statement as Annex A. See "THE MERGER--The Merger Agreement". As a result of the Merger, the Company will become a direct wholly owned subsidiary of Purchaser. If the Merger is consummated, shareholders who fully comply with the statutory procedures for asserting dissenters rights set forth in the Pennsylvania Business Corporation Law of 1988 (the "PBCL"), the relevant portions of which are attached to this Proxy Statement as Annex B, will be entitled to receive cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the PBCL. Merely voting against the Merger Agreement will not perfect a shareholder's dissenters rights. Shareholders are urged to review carefully the dissenting shareholders' rights provisions of the PBCL, a description of which is provided in this Proxy Statement under "THE MERGER-- Rights of Dissenting Shareholders" and the full text of which is attached to this Proxy Statement as Annex B and incorporated herein by reference. SHAREHOLDERS WHO FAIL TO COMPLY STRICTLY WITH THE APPLICABLE PROCEDURES WILL FORFEIT THEIR DISSENTERS RIGHTS IN CONNECTION WITH THE MERGER. See "THE MERGER--Rights of Dissenting Shareholders" and Annex B to this Proxy Statement.

                               ----------------

  No person is authorized to give any information or to make any representation not contained in this Proxy Statement or in the documents incorporated herein by reference in connection with the solicitation made hereby and, if given or made, such information or representations should not be relied upon as having been authorized by the Company. The delivery of this Proxy Statement shall not, under any circumstances, create any implication that the information contained herein or in any document incorporated herein by reference, is correct as of any time subsequent to the date hereof or the date of such document, as the case may be, or that there has been no change in the affairs of the Company since the date hereof or the date of such document, as the case may be. This Proxy Statement does not constitute the solicitation of a proxy from any person in any jurisdiction in which it is unlawful to make such a proxy solicitation.

                               ----------------

 THIS TRANSACTION HAS NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION NOR  HAS THE COMMISSION PASSED UPON  THE FAIRNESS OR
     MERITS OF SUCH TRANSACTION NOR UPON  THE ACCURACY OR ADEQUACY OF THE
       INFORMATION CONTAINED  IN THIS  DOCUMENT. ANY  REPRESENTATION TO
         THE CONTRARY IS UNLAWFUL.

                               ----------------

             THE DATE OF THIS PROXY STATEMENT IS OCTOBER 24, 1997.

                               TABLE OF CONTENTS

SUMMARY OF PROXY STATEMENT................................................    v
  The Special Meeting; Time, Date and Place...............................    v
  Parties to the Merger Agreement.........................................    v
  The Merger..............................................................    v
  Vote Required; Record Date..............................................   vi
  Recommendation of the Board of Directors................................   vi
  Opinion of Goldman, Sachs & Co. ........................................   vi
  Effective Time of the Merger; Payment for Shares of Common Stock........   vi
  Conditions to Consummation of the Merger, Termination; Fees and
   Expenses...............................................................  vii
  Financing of the Merger.................................................  vii
  Certain U.S. Federal and French Income Tax Consequences of the Merger... viii
  Rights of Dissenting Shareholders....................................... viii
  Market Prices and Dividends.............................................   ix
  Selected Summary Financial Information Concerning the Company...........    x
INTRODUCTION..............................................................    1
  General.................................................................    1
  Voting at the Special Meeting...........................................    2
THE MERGER................................................................    3
  Background of the Merger................................................    3
  Recommendation of the Company Board; Fairness of the Offer and the
   Merger.................................................................    9
  Opinion of Goldman, Sachs & Co. ........................................   11
  Interests of Certain Persons in the Merger..............................   15
  Payment for Shares of Common Stock......................................   16
  Position of Purchaser Regarding Fairness of the Offer and the Merger....   16
  Purpose and Structure of the Offer and the Merger; Reasons of Purchaser
   for the Offer and the Merger...........................................   17
  Plans for the Company After the Merger; Certain Effects of the Offer and
   the Merger.............................................................   17
  Accounting Treatment of the Transaction.................................   18
  Regulatory Approvals....................................................   18
  Certain Shareholder Litigation..........................................   18
  The Merger Agreement....................................................   19
  Applicability of Certain State Takeover Laws............................   23
  Certain U.S. Federal and French Income Tax Consequences of the Merger...   24
  Rights of Dissenting Shareholders.......................................   25
  Fees and Expenses.......................................................   27
FINANCING OF THE MERGER...................................................   28
BUSINESS OF THE COMPANY...................................................   29
SELECTED FINANCIAL INFORMATION OF THE COMPANY.............................   29
OWNERSHIP OF SHARES.......................................................   35
  Share Ownership of Directors and Executive Officers of Purchaser and
   Merger Subsidiary......................................................   36
TRANSACTIONS BY CERTAIN PERSONS IN SHARES.................................   37
RELATED PARTY TRANSACTIONS................................................   39

MANAGEMENT OF PURCHASER, MERGER SUBSIDIARY AND THE COMPANY..................  40
  Directors and Executive Officers of Purchaser.............................  40
  Directors and Executive Officers of Merger Subsidiary.....................  46
  Directors and Executive Officers of the Company...........................  47
INFORMATION CONCERNING PURCHASER AND MERGER SUBSIDIARY......................  51
REVOCATION OF PROXIES.......................................................  52
INDEPENDENT PUBLIC ACCOUNTANTS..............................................  52
PROXY SOLICITATION..........................................................  52
INCORPORATION BY REFERENCE..................................................  53
ADDITIONAL AVAILABLE INFORMATION............................................  53
OTHER MATTERS; 1998 ANNUAL MEETING..........................................  54

 ANNEX A --Agreement and Plan of Merger
 ANNEX B --Sections 1930(a) and 1571-80 (Subchapter D of Chapter 15) of the
          Pennsylvania Business Corporation Law
 ANNEX C --Opinion of Goldman, Sachs & Co.

                           SUMMARY OF PROXY STATEMENT

  The following is a brief summary of certain information contained elsewhere in this Proxy Statement. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained elsewhere in this Proxy Statement and the Annexes hereto. Cross-references in this Summary are to captions in this Proxy Statement. Shareholders are urged to read this Proxy Statement in its entirety.

THE SPECIAL MEETING; TIME, DATE AND PLACE

  The Special Meeting of Shareholders of Rhone-Poulenc Rorer Inc. (the "Company") will be held on November 25, 1997, at 10:00 a.m., local time, at the Company's Executive Offices, 500 Arcola Road, Collegeville, Pennsylvania. The purpose of the Special Meeting is to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 19, 1997 (the "Merger Agreement"), among Rhone-Poulenc S.A., a societe anonyme organized under the laws of the Republic of France ("Purchaser"), RP Vehicle, Inc., a Pennsylvania corporation specifically organized for the purpose of effecting the Merger (as defined below) and a direct, wholly owned subsidiary of Purchaser (the "Merger Subsidiary"), and the Company. The Merger is the second and final step in the acquisition of the entire common equity interest in the Company by Purchaser.

PARTIES TO THE MERGER AGREEMENT

  Purchaser. Purchaser and its affiliates comprise one of the leading groups worldwide in life sciences and specialty chemicals. Purchaser's principal executive offices are located at 25, quai Paul Doumer, 92408 Courbevoie Cedex, France.

  Merger Subsidiary. Merger Subsidiary is a newly incorporated Pennsylvania corporation organized in connection with the Merger and has not carried on any activities other than in connection with the Merger. Merger Subsidiary is a direct wholly owned subsidiary of Purchaser. Merger Subsidiary's principal executive offices are located at Twelfth Floor, Packard Building, 111 South 15th Street, Philadelphia, Pennsylvania 19102-2678.

  The Company. The Company is primarily engaged in the discovery, development, manufacture and marketing of a broad line of pharmaceutical products for human use. The Company's principal executive offices are located at 500 Arcola Road, Collegeville, Pennsylvania 19426.

THE MERGER

  Pursuant to the terms and subject to the conditions of the Merger Agreement,
(i) the Merger Subsidiary will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation; and (ii) each share ("Share") of common stock, without par value per share ("Common Stock"), of the Company issued and outstanding immediately prior to the effective time of the Merger (other than Shares owned directly or indirectly by Purchaser) shall be cancelled and, subject to dissenters rights, shall be converted automatically into the right to receive from the Company $97 in cash (the "Merger Consideration") payable, without interest, to the holder of such Share. A conformed copy of the Merger Agreement is included with this Proxy Statement as Annex A. See "THE MERGER--The Merger Agreement".

  On August 22, 1997, Purchaser commenced a cash tender offer (the "Offer") for all issued and outstanding Shares at a purchase price of $97 per Share. Pursuant to the Offer, which expired, as scheduled, at 5:00 p.m. New York City time, on Wednesday, October 1, 1997, Purchaser acquired 46,138,374 Shares. As a result of such purchase and prior acquisitions of Shares, Purchaser owns 141,222,394 Shares (representing approximately 98.53% of the issued and outstanding Shares based on the number of Shares issued and outstanding on October 1, 1997).

VOTE REQUIRED; RECORD DATE

  A majority of the issued and outstanding shares of Common Stock entitled to vote, represented in person or by proxy, is required for a quorum at the Special Meeting. Under the Pennsylvania Business Corporation Law of 1988 (the "PBCL"), the approval of the Board of Directors of the Company (the "Company Board") and the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has approved the Merger Agreement and the transactions contemplated thereby, and the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon.

  PURCHASER ALREADY HAS SUFFICIENT VOTING POWER TO CAUSE THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT WITHOUT THE AFFIRMATIVE VOTE OF ANY OTHER SHAREHOLDER OF THE COMPANY. PURCHASER WILL CAUSE ALL SHARES OWNED BY IT TO BE VOTED IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  Only the holders of record of Shares on October 24, 1997 (the "Record Date") are entitled to vote at the Special Meeting or any adjournment or postponement thereof. At the close of business on such date, there were 143,349,538 Shares issued and outstanding, held by approximately 7500 holders of record. Each Share is entitled to one vote at the Special Meeting.

RECOMMENDATION OF THE BOARD OF DIRECTORS

  On August 19, 1997, the Company Board by unanimous vote of all directors present and voting, based in part on the unanimous recommendation and approval of a committee of the Company Board (the "Special Committee") comprised of Independent Directors (as defined herein) (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to, and in the best interests of, the Company, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and
(iii) resolved to recommend that shareholders tender their Shares to Purchaser and approve and adopt the Merger Agreement and the transactions contemplated thereby. ACCORDINGLY, THE COMPANY BOARD RECOMMENDS THAT THE SHAREHOLDERS OF THE COMPANY VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. See "THE MERGER--Recommendation of the Company Board; Fairness of the Offer and the Merger". In considering the recommendation of the Company Board and the Special Committee with respect to the Merger, shareholders should be aware that certain officers and directors of Purchaser and the Company have interests in the Merger which may present them with certain potential conflicts of interest in connection with the Merger. See "THE MERGER--Interests of Certain Persons in the Merger".

OPINION OF GOLDMAN, SACHS & CO.

  Goldman, Sachs & Co. ("Goldman Sachs"), which acted as financial advisor to the Special Committee in connection with the Offer and the Merger, delivered to the Special Committee its opinion, dated August 19, 1997, that, as of such date and based upon and subject to the assumptions and qualifications stated therein, the $97 per Share in cash to be received by the shareholders of the Company (other than Purchaser and its subsidiaries) in the Offer and the Merger was fair to such holders. See Annex C for the full text of such opinion. For a description of such opinion, including the procedures followed, the matters considered and the assumptions made by Goldman Sachs in arriving at its opinion, see "THE MERGER--Background of the Merger" and "THE MERGER--Opinion of Goldman, Sachs & Co.".

EFFECTIVE TIME OF THE MERGER; PAYMENT FOR SHARES OF COMMON STOCK

  The Merger will become effective at such time (the "Effective Time") as the articles of merger are filed with the Secretary of the Commonwealth of Pennsylvania in accordance with the laws of the Commonwealth of Pennsylvania. The required filing is expected to be made as soon as practicable after the approval of the Merger

Agreement by the Company's shareholders at the Special Meeting and the satisfaction or waiver of the other conditions to consummation of the Merger. See "THE MERGER--The Merger Agreement". Detailed instructions with regard to the surrender of certificates, together with a letter of transmittal, will be forwarded to former holders of Shares by ChaseMellon Shareholder Services, L.L.C. (the "Paying Agent") promptly following the Effective Time. Holders of Shares should not submit their certificates to the Paying Agent until they have received such materials. Payment for Shares will be made to former holders of Shares as promptly as practicable following receipt by the Paying Agent of their certificates and other required documents. No interest will be paid or accrued on the cash payable upon the surrender of certificates. See "THE MERGER--Payment for Shares of Common Stock". SHAREHOLDERS SHOULD NOT SEND ANY SHARE CERTIFICATES AT THIS TIME.

CONDITIONS TO CONSUMMATION OF THE MERGER, TERMINATION; FEES AND EXPENSES

  The respective obligations of Purchaser, Merger Subsidiary and the Company to effect the Merger are subject to the satisfaction, at or prior to the Effective Time, of certain conditions. See "THE MERGER--The Merger Agreement--Conditions to the Merger".

  The Merger Agreement may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the shareholders of the Company: (a) by mutual written consent duly authorized by the Boards of Directors of Purchaser, the Merger Subsidiary and the Special Committee on behalf of the Company; or (b) by either Purchaser or the Special Committee on behalf of the Company if (i) the Effective Time shall not have occurred on or before March 31, 1998; provided, however, that such right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or
(c) by the Company, upon approval of the Special Committee, (i) if any representation or warranty of Purchaser and the Merger Subsidiary in the Merger Agreement which is qualified as to materiality shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement, or (ii) if Purchaser or the Merger Subsidiary shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Purchaser or the Merger Subsidiary to be performed or complied with by it under the Merger Agreement. The Merger Agreement also includes certain other termination rights of Purchaser and the Company which, as a result of the purchase of Shares of Common Stock pursuant to the Offer, are no longer applicable. See "THE MERGER--The Merger Agreement--Termination; Fees and Expenses".

  In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void. All costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such fees and expenses, whether or not the transactions contemplated by the Merger Agreement are consummated. See "THE MERGER--The Merger Agreement--Termination; Fees and Expenses".

FINANCING OF THE MERGER

  Approximately $4.49 billion was required to pay for the 46,138,374 Shares purchased by Purchaser pursuant to the Offer. In addition, approximately $191 million will be required to purchase the remaining Shares pursuant to the Merger and approximately $16.9 million will be required to pay related fees and expenses incurred by

Parent and Purchaser in connection with the Offer and the Merger (excluding debt-related costs). The foregoing does not include approximately $113.9 million to be paid by the Company in connection with the cancellation of employee stock options of the Company. See "THE FINANCING OF THE MERGER".

  The total amount of funds required by Purchaser and the Company to consummate the Offer and the Merger, respectively, and to pay related fees and expenses is estimated to be approximately $4.8 billion. In connection with the Offer, Purchaser established multicurrency credit facilities with Societe Generale, Banque Nationale de Paris, Credit Lyonnais and Union Bank of Switzerland pursuant to which it borrowed an aggregate of approximately FF8.5 billion and $850 million of unsecured indebtedness maturing in less than one year. The all-in cost of such drawn short-term indebtedness ranges from 0.10% to 0.125% over the London Interbank Offer Rate ("LIBOR") or Paris Interbank Offer Rate ("PIBOR"). In addition, Purchaser established multicurrency credit facilities pursuant to which it borrowed an aggregate of approximately FF12.75 billion and $230 million of unsecured indebtedness maturing in five years from the following financial institutions: Societe Generale, Banque Nationale de Paris, Natexis, Banque Paribas, Credit Agricole Indosuez, Bayerische Landesbank, Caisse Centrale des Banques Populaires, Royal Bank of Canada, Credit Commercial de France, Credit Commercial et Industriel de Paris, Midland Bank plc, Credit Lyonnais, Citibank, N.A. and Union Bank of Switzerland. The all-in cost of such drawn medium-term indebtedness ranges from 0.17% to 0.20% over LIBOR or PIBOR. Funds required to purchase the remaining Shares pursuant to the Merger and to pay associated fees and expenses will be obtained from funds available under the above sources. See "FINANCING OF THE MERGER".

  The indebtedness incurred through borrowings under the credit facilities listed above will be repaid from a variety of sources, including, but not limited to, funds generated internally by Purchaser and its affiliates (including, following the Merger, funds generated by the Company), bank refinancing, and the public or private sale of debt or equity securities. Purchaser intends to repay a portion of the indebtedness related to the Offer and the Merger from the proceeds of a public offering of shares of Purchaser the proceeds of which are expected to be FF6.53 billion (which is currently approximately $1.094 billion). In the event the underwriters exercise their over-allotment option, the proceeds of the public offering are expected to be approximately FF7.5 billion (which is currently approximately $1.258 billion). In addition, Purchaser expects to make a public offering of shares of a new company (resulting from the possible combination of Purchaser's chemicals and fibers and polymers businesses) in 1998, subject to, among other things, market conditions, and to make dispositions of certain non-strategic assets. The source and allocation of various methods of repayment will be determined and may be modified by Purchaser based on market conditions and such other factors as Purchaser may deem appropriate.

CERTAIN U.S. FEDERAL AND FRENCH INCOME TAX CONSEQUENCES OF THE MERGER

  The receipt of cash for shares of Common Stock in the Merger or pursuant to the exercise of dissenters rights will be a taxable transaction for U.S. federal income tax purposes for U.S. tax residents and for French tax purposes for French tax residents and may also be a taxable transaction under other applicable state, local, foreign or other tax laws. SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAXES. See "THE MERGER--Certain U.S. Federal and French Income Tax Consequences of the Merger".

RIGHTS OF DISSENTING SHAREHOLDERS

  If the Merger is consummated, shareholders who fully comply with the statutory procedures for asserting dissenters rights set forth in the PBCL, the relevant portions of which are attached to this Proxy Statement as Annex B, will be entitled to receive cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the PBCL. Merely voting against the Merger Agreement will not perfect a shareholder's dissenters rights. Shareholders are urged to review carefully the dissenting shareholders' rights provisions of the PBCL, a description of which is provided in this Proxy Statement under "THE MERGER--

Rights of Dissenting Shareholders" and the full text of which is attached to this Proxy Statement as Annex B and incorporated herein by reference. SHAREHOLDERS WHO FAIL TO COMPLY STRICTLY WITH THE APPLICABLE PROCEDURES WILL FORFEIT THEIR DISSENTERS RIGHTS IN CONNECTION WITH THE MERGER. See "THE MERGER--Rights of Dissenting Shareholders" and Annex B to this Proxy Statement.

MARKET PRICES AND DIVIDENDS

  The Shares are listed and principally traded on the NYSE under the symbol "RPR". The following table sets forth, for the quarters indicated, (i) the high and low prices per Share on NYSE as reported by the Dow Jones News Service and
(ii) the quarterly dividends paid per Share:

                                                                       DIVIDEND
                                                       HIGH     LOW      PAID
                                                     -------- -------- --------
   1995:
    First Quarter................................... $43 1/2  $35 7/8    $.30
    Second Quarter..................................  43 1/4   40 1/8     .30
    Third Quarter...................................  45 7/8   40 3/8     .30
    Fourth Quarter..................................  54 1/2   43 3/4     .30
   1996:
    First Quarter................................... $66 7/8  $50 1/2    $.30
    Second Quarter..................................  69 1/4   58         .32
    Third Quarter...................................  77 3/4   62 1/8     .32
    Fourth Quarter..................................  80 1/2   66         .32
   1997:
    First Quarter................................... $78 1/8  $70 1/8    $.32
    Second Quarter..................................  91 9/16  68         .32
    Third Quarter...................................  96 7/8   90 3/4     .32
    Fourth Quarter (through October 23, 1997).......  97       96 5/16    --

  On June 25, 1997, the last full trading day prior to the public announcement of Purchaser's consideration of a possible business combination with the Company, the closing price per Share as reported on the NYSE was $79 7/16. On August 19, 1997, the last full trading day prior to announcement of the commencement of the Offer, the closing price per Share as reported on the NYSE was $95 1/8. On October 1, 1997, the last full trading day prior to the acceptance of Shares by Purchaser under the Offer, the closing price per Share as reported on the NYSE was $96 7/8. On October 23, 1997, the last full trading day prior to the date of this Proxy Statement, the closing price per Share as reported on the NYSE was $96 7/8.

SELECTED SUMMARY FINANCIAL INFORMATION CONCERNING THE COMPANY

  Set forth below is certain selected financial information relating to the Company which has been excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Form 10-K") and the unaudited financial statements contained in the Company's June 30 Form 10-Q. More comprehensive financial information is included in the Form 10-K and the Company's June 30 Form 10-Q and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below.

                            RHONE-POULENC RORER INC.
                         SELECTED FINANCIAL INFORMATION
              (DOLLARS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                   SIX MONTHS ENDED    FISCAL YEAR ENDED
                                       JUNE 30,          DECEMBER 31,
                                   ------------------  --------------------
                                     1997      1996      1996        1995
                                   --------  --------  --------    --------
                                      (UNAUDITED)
INCOME STATEMENT DATA:
Net sales......................... $2,323.8  $2,618.5  $5,420.6    $5,142.1
Cost of products sold.............    691.4     878.0   1,666.0     1,746.4
Selling, delivery and
 administrative expenses..........    946.2   1,046.7   2,109.7     1,863.7
Research and development
 expenses.........................    405.2     414.3     882.1       766.2
Restructuring and other charges...      --        --      102.6       126.5
                                   --------  --------  --------    --------
  Operating income................    281.0     279.5      60.2       639.3
Interest expense, net.............     76.2      84.5     169.6        84.9
Other (income) expense, net.......    (20.8)    (77.4)   (199.8)       16.4
                                   --------  --------  --------    --------
  Income before income taxes......    225.6     272.4     690.4       538.0
Provision for income taxes........     70.1      85.2     216.9       181.5
                                   --------  --------  --------    --------
  Net income......................    155.5     187.2     473.5       356.5
Dividends on preferred stock and
 remunerations on capital equity
 notes............................     21.9      21.3      44.8        18.7
                                   --------  --------  --------    --------
  Net income available to common
   shareholders................... $  133.6  $  165.9  $  428.7    $  337.8
                                   ========  ========  ========    ========
PER SHARE DATA:
Average number of shares issued
 and outstanding during
 period(1)........................    137.0     135.3     135.8       134.2
Primary earnings per common
 share............................ $    .98  $   1.23  $   3.16(2) $   2.50(3)
                                   ========  ========  ========    ========

--------
(1) Does not include shares held in the Company's treasury or Employee Benefits Trust.
(2) Net income available to common shareholders.
(3) Net income available to common shareholders, pro forma.

                                            AT JUNE 30,       AT DECEMBER 31,
                                         ------------------  ------------------
                                           1997      1996      1996      1995
                                         --------  --------  --------  --------
                                            (UNAUDITED)
BALANCE SHEET DATA:
ASSETS
Cash and cash equivalents..............  $  114.4  $   60.9  $  100.6  $  115.4
Cash pooling arrangements with Rhone-
 Poulenc S.A. .........................       4.2      10.4       3.2      16.0
Short-term investments and notes
 receivable............................      63.1      66.7      38.7       --
Trade accounts receivable, less
 reserves..............................     858.6     870.6     984.1     956.8
Inventories............................     796.7     832.8     800.7     765.6
Other current assets...................     762.3     797.1     846.2     935.8
                                         --------  --------  --------  --------
  Total current assets.................   2,599.3   2,638.5   2,773.5   2,789.6
Time deposits, at cost.................     128.4      83.0     128.4      83.0
Property, plant and equipment, net of
 accumulated depreciation..............   1,426.5   1,556.5   1,525.9   1,621.0
Goodwill, net of accumulated
 amortization..........................   2,601.0   2,836.9   2,739.0   2,953.5
Intangibles, net of accumulated
 amortization..........................     707.4     849.2     766.7     866.8
Other assets...........................     839.1     769.1     834.6     673.2
                                         --------  --------  --------  --------
  Total assets.........................  $8,301.7  $8,733.2  $8,768.1  $8,987.1
                                         ========  ========  ========  ========
LIABILITIES
Short-term debt........................  $  157.9  $  414.6  $  126.7  $  511.8
Accounts payable.......................     427.1     529.8     594.7     601.8
Other current liabilities..............   1,109.4   1,143.4   1,331.5   1,291.5
                                         --------  --------  --------  --------
  Total current liabilities............   1,694.4   2,087.8   2,052.9   2,405.1
Long-term debt.........................   2,432.0   2,415.2   2,272.0   2,159.0
Notes payable to Rhone-Poulenc S.A. and
 affiliates............................     187.9     249.5     253.0     525.4
Deferred income taxes..................     241.6     363.1     218.0     365.5
Other liabilities, including minority
 interests.............................   1,208.4   1,201.5   1,322.4   1,174.9
                                         --------  --------  --------  --------
  Total liabilities....................  $5,764.3  $6,317.1  $6,118.3  $6,629.9
                                         ========  ========  ========  ========
SHAREHOLDERS' EQUITY
Money market preferred stock without
 par value (liquidation preference
 $100,000 per share); authorized,
 issued and outstanding 1,750 shares...     175.0     175.0     175.0     175.0
Capital equity notes...................     500.0     500.0     500.0     500.0
Common stock, without par value; stated
 value $1 per share; authorized
 600,000,000 shares....................     142.6     141.0     141.6     139.5
Capital in excess of stated value......     273.9     204.2     234.8     153.2
Retained earnings......................   1,883.8   1,662.3   1,837.9   1,580.3
Employee Benefits Trust................    (198.1)   (185.7)   (185.7)   (185.7)
Cumulative translation adjustments.....    (239.8)    (80.7)    (53.8)     (5.1)
                                         --------  --------  --------  --------
  Total shareholders' equity...........   2,537.4   2,416.1   2,649.8   2,357.2
                                         --------  --------  --------  --------
  Total liabilities and shareholders'
   equity..............................  $8,301.7  $8,733.2  $8,768.1  $8,987.1
                                         ========  ========  ========  ========

                                 INTRODUCTION

GENERAL

  This proxy statement (the "Proxy Statement") and the accompanying proxy card are first being mailed on or about October 27, 1997 to holders of Common Shares ("Shares"), without par value per share ("Common Stock"), of Rhone-Poulenc Rorer Inc. (the "Company"). These materials are being furnished in connection with the solicitation by the Company Board of proxies to be voted at the Special Meeting of Shareholders of the Company ("Special Meeting") scheduled to be held on November 25, 1997 and at any adjournment or postponement thereof.

  At the Special Meeting, shareholders will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 19, 1997 (the "Merger Agreement"), among Rhone-Poulenc S.A., a societe anonyme organized under the laws of the Republic of France ("Purchaser"), RP Vehicle, Inc., a Pennsylvania corporation specifically organized for the purpose of effecting the Merger (as defined below) and a direct, wholly owned subsidiary of Purchaser (the "Merger Subsidiary"), and the Company. A conformed copy of the Merger Agreement is included with this Proxy Statement as Annex A. Upon the terms and subject to the conditions of the Merger Agreement, the Merger Subsidiary will be merged with and into the Company (the "Merger"), with the Company as the surviving corporation. As a result of the Merger, the Company will become a direct, wholly owned subsidiary of Purchaser.

  On March 12, 1990, the Company and Purchaser entered into an Acquisition Agreement (the "Acquisition Agreement") pursuant to which Purchaser acquired approximately 68.68% of the outstanding Shares. Approximately 50.1% of such Shares were acquired in a cash tender offer at a price which represented a premium of approximately 58.4% to the pre-announcement price of the Shares, with the remaining Shares acquired in consideration for the contribution to the Company of Purchaser's human pharmaceutical business and certain other consideration.

  The Acquisition Agreement prohibited Purchaser from owning more than 68.68% of the issued and outstanding Shares prior to July 31, 1997. At any time after July 31, 1997, Purchaser is permitted to increase its ownership of Shares above 75% of the issued and outstanding Shares, but only pursuant to a Qualifying Tender Offer (as defined below).

  On August 19, 1997, the Company entered into the Merger Agreement with Purchaser and the Merger Subsidiary, and pursuant thereto, on August 22, 1997, Purchaser commenced a cash tender offer for all outstanding Shares pursuant to an Offer to Purchase (which, together with the related letter of transmittal, constituted the "Offer") at a price per Share of $97. As discussed more fully below, except with respect to the minimum offering period being reduced from 30 business days with the agreement of the Special Committee, the Offer was a Qualifying Tender Offer under the Acquisition Agreement. Pursuant to the Offer, which expired, as scheduled, at 5:00 p.m. New York City time, on Wednesday, October 1, 1997, Purchaser accepted for payment 46,138,374 Shares. The Merger follows the purchase of Shares pursuant to the Offer as the second and final step in the acquisition of the entire common equity interest of the Company by Purchaser under the Merger Agreement.

  As a result of the completion of the Offer and the purchase of Shares pursuant thereto and prior purchases of Shares, Purchaser owns 141,222,394 Shares (representing approximately 98.53% of the issued and outstanding Shares). As required by the Merger Agreement, Purchaser will cause all Shares of Common Stock owned by it to be voted in favor of the approval and adoption of the Merger Agreement. Under the Pennsylvania Business Corporation Law of 1988 (the "PBCL"), the approval of the Company Board and the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has approved the Merger Agreement and the transactions contemplated thereby, and the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon. PURCHASER ALREADY HAS SUFFICIENT VOTING POWER TO CAUSE THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT WITHOUT THE AFFIRMATIVE VOTE OF ANY OTHER SHAREHOLDER OF THE COMPANY. PURCHASER WILL CAUSE ALL SHARES OWNED BY IT TO BE VOTED IN FAVOR OF THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

VOTING AT THE SPECIAL MEETING

  The Company Board has fixed the close of business on October 24, 1997 as the record date ("Record Date") for determining the holders of Shares who will be entitled to notice of and to vote at the Special Meeting.

  Only the holders of record of Shares on the Record Date will be entitled to vote at the Special Meeting. On the Record Date, 143,349,538 Shares were outstanding for voting purposes. Shareholders are entitled to one vote per Share on each matter to be voted upon. The presence, in person or by properly executed proxy, of the holders of a majority of the Shares outstanding shall constitute a quorum at the Special Meeting.

  All Shares that are represented at the Special Meeting by properly executed proxies received prior to or at the Special Meeting and not revoked will be voted at the Special Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted FOR the approval and adoption of the Merger Agreement.

  Abstentions and Shares held of record by a broker or its nominee which are voted on any matter are included in determining the number of votes present, but Shares held of record by a broker or its nominee and not voted on any matter will not be included in determining whether a quorum is present. The Merger Agreement will be adopted and approved by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon.

  Proxy cards representing Shares held of record (i) under the Company's Dividend Reinvestment Plan (the "DRIP") will be deemed to provide instructions to the Bank of New York, the trustee of the DRIP, as to how such Shares shall be voted, (ii) under the Company's 401(k) Savings Plan (the "401(k) Plan") will be deemed to provide instructions to American Express Trust Company, the trustee of the 401(k) Plan, as to how such Shares shall be voted, and (iii) under the Centeon Employee Savings Plan (the "Centeon Plan") will be deemed to provide instructions to the Vanguard Group, the trustee of the Centeon Plan, as to how such Shares shall be voted. A participant in any of the foregoing plans who is also a holder of record of Shares not held under any such plan will receive a single proxy card representing all Shares held of record and in one or more such plans provided that the account information of such participant reflects both that such individual is a holder of record of Shares and a participant in one or more such plans. If the account information does not reflect that such individual is a holder of record of Shares and a participant in one or more such plans, then the participant will receive separate proxy cards. The number printed on the proxy card will reflect the total number of Shares represented by that proxy card.

  The Company Board does not know of any matters, other than the approval and adoption of the Merger Agreement that are to come before the Special Meeting. If any other matters are properly presented at the Special Meeting for consideration, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

  Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of the Company, at or before the taking of the vote at the Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a subsequent proxy relating to the same Shares and delivering it to the Secretary of the Company before the Special Meeting or
(iii) attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or any subsequent proxy should be sent so as to be delivered to: Rhone-Poulenc Rorer Inc., 500 Arcola Road, Collegeville, Pennsylvania 19426, Attention: Secretary, at or before the taking of the vote at the Special Meeting.

  Purchaser owns approximately 98.53% of the issued and outstanding shares of the Common Stock as of the Record Date, and all of such shares owned by Purchaser will be voted in favor of the adoption of the Merger Agreement and the transactions contemplated thereby. As indicated above, Purchaser owns sufficient Shares to cause the approval and adoption of the Merger Agreement without the affirmative vote of any other shareholder of the Company.

  Shareholders have the right to dissent from the Merger and to be paid the "fair value" of their shares of Common Stock by following the procedures prescribed in the PBCL. See Annex B and "THE MERGER--Rights of Dissenting Shareholders". INSTRUCTIONS WITH REGARD TO THE SURRENDER OF SHARE CERTIFICATES TO THE PAYING AGENT, TOGETHER WITH A LETTER OF TRANSMITTAL TO BE USED FOR THIS PURPOSE, WILL BE FORWARDED TO THE COMPANY'S SHAREHOLDERS AS PROMPTLY AS PRACTICABLE FOLLOWING THE EFFECTIVE TIME. SHAREHOLDERS SHOULD SURRENDER SHARE CERTIFICATES ONLY AFTER RECEIVING A LETTER OF TRANSMITTAL. SHAREHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES AT THIS TIME.

                                  THE MERGER

BACKGROUND OF THE MERGER

  Pursuant to the Acquisition Agreement, Purchaser acquired, in two transactions, Shares representing approximately 68.68% of the Company's then issued and outstanding Shares on a fully diluted basis. First, upon expiration on May 5, 1990 of its tender offer for Shares, Purchaser purchased Shares tendered to it representing approximately 50.1% of the then issued and outstanding Shares on a fully diluted basis. Then, on July 31, 1990, the Company issued additional Shares to Purchaser in consideration of the contribution by Purchaser to the Company of its human pharmaceutical business, the issuance by Purchaser to the Company of certain contingent value rights (which were subsequently transferred to holders of Shares other than Purchaser) and certain other transactions.

  In accordance with the terms of the Acquisition Agreement, the Company Board is comprised of seven individuals selected by Purchaser, three executive officers of the Company and three individuals (Messrs. Frey and Riepe and Dr. Topol), who are Independent Directors (as defined in the Acquisition Agreement).

  Pursuant to certain standstill provisions set forth in the Acquisition Agreement, through July 31, 1997 and subject to certain conditions, Purchaser was prohibited from making purchases of Shares that would increase its ownership of Shares above 68.68% of the then issued and outstanding Shares. In compliance with such provisions, Purchaser from time to time purchased Shares in order to maintain its ownership interest in the Company at approximately 68.68%. The Acquisition Agreement provides that after July 31, 1997, Purchaser is permitted to purchase Shares in open market transactions provided that such purchases do not increase its ownership interest above 75% of the then issued and outstanding Shares. Nevertheless, Purchaser is permitted under the Acquisition Agreement to acquire Shares in excess of the 75% limitation provided that it acquires such additional Shares pursuant to a tender offer meeting the following conditions (a "Qualifying Tender Offer"): (i) the offer must be conditioned upon there being validly tendered and not withdrawn prior to the expiration of the offer such number of the then issued and outstanding Shares, other than the Purchaser Shares, which, when taken together with the Purchaser Shares, constitutes at least 90% of the then issued and outstanding Shares; (ii) the offer must be a "tender offer" for purposes of, and must be made in compliance with, Section 14(d)(1) of the Exchange Act; (iii) the offer must not be permitted to expire without the purchase of any Shares pursuant to the offer unless the offer has been open for a minimum of 30 business days; and (iv) the offer must be proposed to be followed by a merger between the Company and Purchaser or a subsidiary of Purchaser in which all Shares (other than Shares beneficially owned by Purchaser or its subsidiaries) are converted into the right to receive an amount in cash equal to the amount paid per Share in the offer and in connection with which it is proposed that the Company shall enter into agreements with the holders of any options to purchase Shares pursuant to which such options shall be purchased at a cash price per option equal to the excess of the amount paid per Share in the offer over the exercise price of such option.

  In the spring of 1997, as part of a long-term strategic planning process, management of Purchaser began examining restructuring options, including the possibility of accelerating its transformation into a life sciences company. One option considered was a potential business combination with the Company. During this period, management of Purchaser contacted UBS and Morgan Stanley to obtain financial advisory services in connection with management's study of restructuring options for Purchaser's businesses.

  On June 25, 1997, the Board of Directors of Purchaser (the "Purchaser Board") met in Courbevoie, France, at which meeting Mr. Jean-Rene Fourtou, Chairman and Chief Executive Officer of Purchaser, and Mr. Igor Landau, a director of Purchaser and Group President supervising the pharmaceuticals segment, reported on management's study, including the possibility of a business combination with the Company. At such meeting, the Purchaser Board agreed with management's decision to proceed with the study. Following the meeting, Mr. Landau contacted various members of the Company Board to inform them of the meeting and of Purchaser's forthcoming press release.

  On June 26, 1997, Purchaser issued a press release (the "June 26, 1997 Announcement") announcing that, among other things, it was studying a potential initiative to continue to strengthen its presence in life sciences and to increase its strategic flexibility by increasing Purchaser's ownership of the Company from approximately 68.3% to 100% through a business combination with the Company at $92 per Share, which, if pursued, would be proposed after the expiration, on July 31, 1997, of the standstill period under the Acquisition Agreement. The press release reported that, if a business combination were pursued, part of the financing would be obtained through a capital increase by Purchaser. The press release also announced that Purchaser was studying another potential initiative regarding a possible combination of Purchaser's chemicals and fibers and polymers businesses into a new company ("NewChemco") and a public offering of shares of NewChemco, market conditions permitting, with Purchaser retaining a substantial majority interest.

  On June 26, 1997, the Company issued a press release indicating that it intended to review the matters described in the June 26, 1997 Announcement with the Company Board at a regularly scheduled meeting to be held on July 2, 1997.

  On July 2, 1997 in Antony, France, during the regularly scheduled meeting of the Company Board, Mr. Landau advised the Company Board of Purchaser's studies and, in view thereof, recommended that the Company Board appoint a special committee of Independent Directors. The Company Board then voted to form the Special Committee, comprised of Messrs. Frey and Riepe and Dr. Topol, the three Independent Directors on the Company Board. The Company Board empowered the Special Committee to use its best efforts to negotiate with Purchaser in order to secure the best available transaction on terms and conditions which the Special Committee believes are fair to and in the best interests of the Company. In addition, the Company Board authorized, among other things, the Special Committee to retain independent legal counsel and financial advisors and the Company to enter into an agreement with each of the members of the Special Committee requiring the Company to indemnify each of them to the fullest extent permitted by law in connection with his service as a member of the Special Committee.

  Following the Company Board meeting on July 2, 1997, two members of the legal department and a member of the finance department of the Company were appointed by the Chairman and Chief Executive Officer of the Company to assist the Special Committee in the administrative aspects of its function in order to ensure that it and its advisors had full and open access to all Company information and personnel (the "Company Representatives"). In addition, the Special Committee met and determined to retain the law firms of Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden, Arps"), as special counsel, and Morgan Lewis & Bockius LLP, as Pennsylvania counsel. The Special Committee also determined to send requests for proposals to certain investment banking firms to serve as financial advisor to the Special Committee. The firms were selected based on their international reputation, expertise in the pharmaceutical industry and the belief that they had no relationship with Purchaser or any of its affiliates.

  On July 8, 1997, the Special Committee met by telephone conference with its legal advisors and the Company Representatives. The Special Committee was briefed on the process and legal implications relating to any proposal to be received from Purchaser following the expiration of the standstill period under the Acquisition Agreement as well as their fiduciary responsibilities under the PBCL. On July 9, 1997, the Special Committee convened with its legal advisors and the Company Representatives to review the proposals submitted by the investment banking firms and to select certain of such firms to interview.

  On July 16, 1997 and July 17, 1997, members of the Special Committee met with representatives of the investment banking firms and on July 21, 1997, the Special Committee retained Goldman, Sachs & Co. ("Goldman Sachs") as its financial advisor based on, among other things, its expertise in the pharmaceutical industry, advisory experience in similar transactions and the representation that Goldman Sachs did not have an existing engagement with Purchaser nor would it accept an assignment from Purchaser during its engagement by the Special Committee.

  On July 23, 1997, members of the Special Committee met with Goldman Sachs, the Company Representatives and Skadden, Arps to discuss, among other things, due diligence and timing as well as strategy.

  On July 25, 1997, Mr. Landau had a telephone discussion with Mr. Riepe, Chairman of the Special Committee, during which Mr. Riepe noted that the standstill period under the Acquisition Agreement was nearing completion and stated that if Purchaser were to make a proposal concerning a transaction involving the Company, the Special Committee would prefer that such a proposal be made formally to the Special Committee. Mr. Landau endorsed this approach but cautioned that any such proposal would be subject to certain timing constraints imposed by Purchaser's need to arrange financing. Mr. Riepe later reported the substance of his conversation to the other members of the Special Committee, Goldman Sachs and Skadden, Arps.

  On July 31 and August 1, Mr. Landau had two telephone discussions with Mr. Riepe. In each of these conversations, Mr. Landau reiterated that, in the event Purchaser went forward with a transaction involving the Company, it would be subject to certain timing considerations in connection with Purchaser's arrangements for financing such a transaction. In particular, the capital increase described in the June 26, 1997 Announcement would be subject to timing constraints in view of, among other things, expected market conditions in France. As a result of these timing constraints, Purchaser believed it would need to reach a decision no later than August 10 as to whether to proceed. Mr. Landau expressed Purchaser's preference to proceed with a consensual transaction, but also indicated that Purchaser would consider commencing a tender offer prior to obtaining the Special Committee's agreement in order to retain the ability ultimately to close the tender offer on Purchaser's desired schedule. In such a case Mr. Landau expected that discussions with the Special Committee would continue. During the July 31, 1997 telephone conversation, Mr. Riepe explained to Mr. Landau that Goldman Sachs was continuing its due diligence investigation of the Company but was awaiting management projections in order to complete its valuation analysis of the Company. Mr. Riepe also stated to Mr. Landau that any proposal made by Purchaser needed to be fair to the Company and its minority shareholders, and in order for the Special Committee and Purchaser to agree expeditiously on the terms and conditions of any transaction it was essential that the per Share consideration offered by Purchaser exceed $92 per Share. Messrs. Landau and Riepe agreed that their respective advisors would have access to the same Company information (including any projections prepared by management) and would each participate in management due diligence sessions. Messrs. Landau and Riepe also agreed that their respective financial advisors should discuss any proposals before taking them up with the principals.

  Shortly following these calls, Mr. Riepe updated Goldman Sachs and Skadden, Arps on his conversations with Mr. Landau, and Goldman Sachs reported on the progress of its due diligence investigation. Each of the other Special Committee members was later contacted by Goldman Sachs to be updated on such earlier conversation.

  On August 7, 1997, Mr. Riepe conferred with Goldman Sachs and Skadden, Arps for the purpose of receiving a status report on Goldman Sachs' due diligence and general timing considerations.

  On August 9, 1997, the August Projections (as defined below) were delivered by the Company to Goldman Sachs, who in turn forwarded such projections to Morgan Stanley.

  On Monday, August 11, 1997, Messrs. Landau and Riepe conferred by telephone and agreed that Morgan Stanley would have the opportunity to conduct management due diligence sessions with Goldman Sachs in attendance during the week of August 11, 1997. Mr. Landau informed Mr. Riepe that Purchaser believed that August 18 would be the last possible date on which Purchaser would consider announcing a tender offer if it determined to proceed. Messrs. Landau and Riepe then agreed that their respective financial advisors should meet no later than Thursday, August 14, 1997, to discuss valuation issues. Mr. Landau repeated Purchaser's preference to commence a tender offer upon terms and conditions agreed upon with the Special Committee, and proposed to travel to the United States to meet with Mr. Riepe over the upcoming weekend, if Mr. Riepe felt that such a meeting would be justified. Messrs. Landau and Riepe agreed that the possibility of a meeting would be considered following the results of the meeting between their respective financial advisors.

  On August 12 and 13, 1997, Goldman Sachs and Morgan Stanley met with the Company's management for due diligence sessions.

  On August 13, 1997, the Special Committee met by telephone conference with Goldman Sachs and Skadden, Arps at which time Goldman Sachs advised the Special Committee of the progress of its due diligence investigation and its preliminary views on valuation of the Company. The Special Committee authorized Goldman Sachs to discuss with Morgan Stanley at their meeting to be held the following day their preliminary view of value. In addition, the Special Committee discussed at length the implications, process and strategy in the event Purchaser were to commence a unilateral tender offer as Mr. Landau had intimated to Mr. Riepe.

  On August 14, 1997, Morgan Stanley and Goldman Sachs held a meeting to discuss valuation issues. Although Morgan Stanley noted that Purchaser was not making a formal proposal, Morgan Stanley informed Goldman Sachs that it believed, based on the August Projections, that if a proposal were to be made, such proposal would not exceed $92 per Share and that an unrecommended tender offer could be commenced at a lower price. On August 15, 1997, Morgan Stanley confirmed to Goldman Sachs that any proposal that Purchaser might make would not exceed $92 per Share for a transaction recommended by the Special Committee and that, due to timing considerations, Purchaser was expected to reach a decision on whether to make a proposal and, if made, to announce a tender offer on Monday, August 18, 1997, regardless of whether agreement had yet been reached with the Special Committee. Morgan Stanley also reiterated that Purchaser and its advisors were prepared to negotiate and reach agreement with the Special Committee before such date and, if an agreement was not reached within such time frame, to continue to negotiate with the Special Committee after commencement of a tender offer. Goldman Sachs advised Morgan Stanley that in the Special Committee's view a unilateral tender offer would be detrimental to the Company and its various constituencies regardless of Purchaser's intention to continue discussions in order to reach a consensual transaction.

  On August 15, 1997, members of the Special Committee met with Goldman Sachs and Skadden, Arps by telephone conference. At this meeting Goldman Sachs summarized the results of its meeting with Morgan Stanley. The Special Committee concluded that it was appropriate to send the following letter to Purchaser, Morgan Stanley and Shearman & Sterling, Purchaser's legal advisors:

  Dear Igor:

    As you are aware, at the request of Rhone-Poulenc, on July 2, 1997, the Board of Directors of Rhone-Poulenc Rorer Inc. appointed a special committee of independent directors of RPR to evaluate any proposal made by Rhone-Poulenc to acquire the remaining common shares of RPR which RP does not own. Further, the Special Committee's mandate requires us to use our best efforts to negotiate any proposal in order to secure the best available transaction on terms and conditions which the Special Committee believes are fair and in the best interest of RPR and the minority shareholders. To that end, the Special Committee interviewed and selected legal and financial advisors in anticipation of receiving a proposal after the expiration date of the standstill agreement between RP and RPR.

    Rhone-Poulenc has expressed its desire to acquire the remaining outstanding interest in RPR although to date RP has not made a formal proposal to do so. Nonetheless, the Special Committee and its advisors stand ready to continue discussions with the objective of developing a transaction which the Special Committee would be in a position to recommend to shareholders. You have indicated a preference for a transaction that is accompanied by such a recommendation. Unfortunately, we understand from a meeting between our financial advisors yesterday that RP will announce on Monday its intention to commence a unilateral tender offer at a price at or below $92.00 per share unless we agree to a transaction at $92.00 by no later than Sunday evening.

    The Special Committee does not believe that this approach is consistent with RP's obligations as the controlling shareholder of RPR; and we are confident that our acquiescence to such an approach would be affirmatively detrimental to RPR and its minority shareholders and would not be consistent with our fiduciary obligations. In addition, we believe a unilateral offer by RPR's controlling shareholder which is not accompanied by a recommendation of the Special Committee would be harmful to RPR's other important constituencies, including its employees. If you wish to proceed with a transaction recommended by the Special Committee, it is incumbent upon Rhone-Poulenc and its advisors to discuss with the Special Committee and its advisors RP's views as to the valuation of RPR. If you proceed on a unilateral basis, you will be attempting to circumvent the protections afforded by a special committee's role in helping to ensure that a transaction in the best interests of RPR and all of its relevant constituencies will be completed successfully.

    Igor, as you know, the Special Committee and its advisors have been working as expeditiously and thoroughly as possible to complete our due diligence process. Much has been accomplished in the last two weeks, yet the Special Committee's advisors received RPR financial projections only one week ago. Consistent with our mandate, we are ready, willing and able to meet with you and your advisors to negotiate the terms and conditions of a transaction to acquire the remaining outstanding shares on a basis reflecting the full and fair value of RPR, provided RP is prepared to negotiate in good faith and without the threat of a unilateral, below market, imminent tender offer commenced on an arbitrary date.

                                          Sincerely,

                                          /s/ James S. Riepe

                                          James S. Riepe, Chairman Special
                                          Committee of the Board of Directors

  In response to such letter, on August 16, 1997 Mr. Landau sent the following letter to Mr. Riepe, the other members of the Special Committee and the Special Committee's financial and legal advisors:

  Dear Jim,

    Thank you for your letter of August 15, 1997. I would like to assure you that I fully agree with you that it is our mutual responsibility to try to achieve an agreement on the terms of an offer which reflects a fair valuation of Rhone-Poulenc Rorer. For this reason, Rhone-Poulenc recommended to RPR's Board of Directors the creation of the Special Committee to represent the interests of the minority shareholders. The Special Committee was appointed one and a half months ago, and its advisors completed their due diligence on RPR's financial projections one week ago. It therefore seems to us reasonable to expect that, at this time, the Special Committee and its advisors have all the information they need to negotiate and reach an agreement.

    As you suggested in your letter, in order to proceed with a transaction recommended by the Special Committee, we and our respective advisors need to discuss with you our views as to the valuation of RPR. RP's advisors have already communicated to the Special Committee's advisors our valuation views. At this point, we are waiting to hear your views. In order to move forward, I suggest that our respective advisors meet today to take the next step in preparation for a meeting between you and me and our respective advisors. I will be in Boston on Sunday for this purpose, as I proposed to you one week ago.

    To summarize, Rhone-Poulenc, as you state in your letter with regard to the Special Committee, is ready, willing and able to meet and negotiate in good faith with the expectation of reaching an agreement on the terms and conditions of an offer.

    I look forward to meeting you tomorrow with our respective advisors.

                                          Sincerely,

                                          /s/ Igor Landau

                                          Igor Landau
                                          Directeur General

  At a meeting of the Special Committee and its advisors on the morning of August 16, 1997, the Special Committee discussed the letter received from Mr. Landau. In addition, Mr. Riepe reported that several Company Board members had called him to convey their belief that Purchaser preferred to engage in a transaction which was recommended by the Special Committee, but that Purchaser was concerned that the market price of the Shares could rise to unrealistic levels in the near term and that Purchaser needed to commence promptly an equity offering to finance any transaction. At this meeting, the Special Committee concluded that it would not be willing to negotiate with the threat of a unilateral tender offer; however, it would enter into negotiations and consider reducing the 30-business day offer period required under the definition of Qualifying Tender Offer if Purchaser agreed not to commence a unilateral tender offer in the immediate future and gave the Special Committee an indication of value, which could not be below market.

  On August 16, 1997, in telephone conversations between Morgan Stanley and Goldman Sachs, Goldman Sachs communicated the terms upon which the Special Committee was prepared to enter into negotiations with Purchaser.

  Following those conversations, Mr. Landau spoke with Mr. Riepe by telephone, and they agreed that it was in the interest of all parties concerned, including the Company and its minority shareholders, that, if agreement were to be reached on the terms and conditions of a transaction, such agreement be reached as soon as possible and that the Special Committee should have adequate opportunity to duly consider the proposed terms and conditions. Messrs. Landau and Riepe further agreed to seek to finalize negotiations no later than August 19. Messrs. Landau and Riepe decided to meet in Boston, Massachusetts, on Sunday, August 17, 1997, if Mr. Riepe felt such a meeting would be useful following further discussions with his financial advisors.

  During the evening of August 16, 1997, Morgan Stanley and Goldman Sachs met to discuss their respective views on valuation. During the morning and afternoon of August 17, 1997, the Special Committee met with its advisors in Boston, Massachusetts to discuss in detail Goldman Sachs' views on valuation. Following the Special Committee meeting and throughout the next day numerous discussions and meetings were held between Messrs. Landau and Riepe and their respective advisors. During the evening of August 18, Mr. Landau agreed to confer with Purchaser Board members the following morning with respect to the possibility of proceeding with an offer of $97 per Share; Mr. Riepe agreed to convene a Special Committee meeting on August 19 to consider a $97 per Share transaction; and it was agreed that the parties' respective legal counsel would proceed with negotiation of the Merger Agreement.

  During the morning of August 19, Mr. Landau called Mr. Riepe to advise him that the Purchaser Board members with whom he conferred would support a recommended transaction at $97 per Share.

  At a meeting held in the evening of August 19, 1997, the Special Committee unanimously recommended and approved the Merger Agreement and Merger. The Company Board then met and approved and adopted the Merger Agreement and the Merger Agreement was executed. On August 20, Purchaser and the Company announced the Offer.

  On August 22, 1997, Purchaser commenced the Offer. Pursuant to the Offer, which expired, as scheduled, at 5:00 p.m. New York City time, on Wednesday, October 1, 1997, Purchaser acquired 46,138,374 Shares. As a result of such purchase and the prior acquisition of Shares, Purchaser owns 141,222,394 Shares (representing approximately 98.53% of the issued and outstanding Shares based on the number of Shares issued and outstanding on October 1, 1997).

RECOMMENDATION OF THE COMPANY BOARD; FAIRNESS OF THE OFFER AND THE MERGER

 Recommendation of the Special Committee and the Company Board

  On August 19, 1997, the Special Committee unanimously determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company, and unanimously voted to recommend and approve the Offer, the Merger and the Merger Agreement.

  On August 19, 1997, the Company Board, by a unanimous vote of all directors present and voting, based in part on the unanimous recommendation and approval of the Special Committee, approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the Company. The Company Board, by a unanimous vote of all directors present and voting, recommended that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement. The directors of the Company Board designated by Purchaser and present at the Company Board meeting (other than Mr. Cawthorn) recused themselves from voting due to their inherent conflict of interest. Mr. Cawthorn did not recuse himself because, unlike the other Purchaser designees, he had no affiliations with Purchaser other than being a Purchaser designee to the Company Board, and in fact was the former Chairman of the Board, President and Chief Executive Officer of the Company. Furthermore, Mr. Cawthorn beneficially owns 98,620 Shares and holds options to purchase 326,789 Shares, and therefore has a significant economic incentive in addition to his fiduciary duties to ensure that the best available transaction for the Company was obtained.

 Fairness of the Offer and the Merger

  Special Committee. In reaching its determinations referred to immediately above, the Special Committee considered the following factors, each of which, in the view of the Special Committee, supported such determinations:

    (i) the historical market prices and recent trading activity of the Shares, including (x) that the Offer of $97 per Share represents a premium of approximately 22% over the $79.44 per Share closing price on June 25, 1997, the day prior to the June 26, 1997 Announcement, a premium of approximately 20% over the $80.88 per Share closing price on June 13, 1997, which was the 52-week high closing price for the Shares prior to the June 26, 1997 Announcement, and a premium of approximately 53.1% over the $63.38 per Share closing price on July 24, 1996, which was the 52-week low closing price prior to the June 26, 1997 Announcement, (y) that the weighted average per Share price between June 26, 1997 and August 17, 1997 was $92.48 per Share, and (z) that the Shares never traded on the New York Stock Exchange (the "NYSE") above $96 per Share following the June 26, 1997 Announcement;

    (ii) the history of the negotiations between the Special Committee and its representatives and Purchaser and its representatives, including that
  (a) the negotiations resulted in an increase in the price at which Purchaser was prepared to acquire the Shares from $92 to $97 per Share, and
  (b) the Special Committee's belief that Purchaser would not further increase the Offer price, and accordingly $97 per Share was, in the opinion of the Special Committee, the highest price which could be obtained from Purchaser;

    (iii) the opinion of Goldman Sachs that based upon and subject to the assumptions and qualifications stated therein the $97 per Share to be received by the shareholders of the Company (other than Purchaser and its subsidiaries) in the Offer and the Merger is fair to such holders, and the report and analysis presented to the Special Committee in connection therewith (See "THE MERGER--Opinion of Goldman, Sachs & Co.");

    (iv) the fact that the standstill provisions in the Acquisition Agreement expired on July 31, 1997 after which time Purchaser is permitted to acquire in the open market such number of Shares which together with the Shares owned by Purchaser would not exceed 75% of the outstanding Shares, and to the extent Purchaser wanted to exceed the 75% threshold, Purchaser was entitled to commence a Qualifying Tender Offer which could be at a price per Share below Purchaser's original price of $92 per Share or otherwise substantially below the $97 per Share Offer price;

    (v) the belief that a Qualifying Tender Offer unilaterally commenced by Purchaser without a recommendation of the Special Committee may have been successfully completed at a price lower than that negotiated and recommended by the Special Committee;

    (vi) the possibility that, because of potentially lower than expected projected Company earnings or a decline in the trading price of the Shares or the stock market in general, the consideration the minority shareholders would obtain in a future transaction might be less advantageous than the consideration they will receive pursuant to the Offer and the Merger;

    (vii) the Special Committee recognized that the sale of control of the Company to Purchaser occurred in 1990 upon consummation of the transactions contemplated in the Acquisition Agreement;

    (viii) Purchaser has sufficient stock ownership to control a disposition of the Company and the Special Committee and Goldman Sachs were not authorized to, and did not, solicit third party indications of interest for the acquisition of the Company or its businesses;

    (ix) the terms of the Offer, the Merger and the Merger Agreement, including (a) that the Minimum Condition could not be waived; (b) that the terms and conditions of the Offer could not be changed in any manner which was materially adverse to the minority shareholders without the consent of the Special Committee; (c) that the recommendation of the Special Committee may be withdrawn, modified or amended to the extent the Special Committee believes it necessary to do so in the exercise of its fiduciary duties; (d) that the Offer was not subject to any financing condition; (e) that the terms of the Merger Agreement may only be amended or waived by the Special Committee; and (f) the limited nature of other conditions to the Offer and the Merger;

    (x) the Minimum Condition requirement that the Offer not be consummated unless at least 68.7% of the Shares not held by Purchaser be validly tendered pursuant to the Offer and not withdrawn;

    (xi) the availability of dissenters rights for the minority shareholders under the PBCL in connection with the Merger; and

    (xii) the risk that the Company would suffer the loss of key employees and other adverse consequences if Purchaser were to commence a unilateral tender offer.

  Company Board. In reaching its determinations referred to above, the Company Board considered the following factors, each of which, in the view of the Company Board, supported such determinations: (i) the conclusions and recommendations of the Special Committee; (ii) the factors referred to above as having been taken into account by the Special Committee, including the receipt by the Special Committee of the opinion of Goldman Sachs addressed solely to the Special Committee that based upon and subject to the assumptions stated therein the $97 per Share to be received by the shareholders of the Company (other than Purchaser and its subsidiaries) in the Offer and the Merger is fair to such holders and the analysis presented to the Company Board; and (iii) the fact that the Offer price and the terms and conditions of the Merger Agreement were the result of arm's-length negotiations between the Special Committee and Purchaser.

  The members of the Company Board, including the members of the Special Committee, evaluated the Offer and the Merger in light of their knowledge of the business, financial condition and prospects of the Company, and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board and the Special Committee considered in connection with their evaluation of the Offer and the Merger, neither the Company Board nor the Special Committee found it practicable to assign relative weights to the foregoing factors, and, accordingly, neither the Company Board nor the Special Committee did so.

  The Company Board, including the members of the Special Committee, believes that the Offer and the Merger are procedurally fair because, among other things: (i) the Offer was in all material respects a Qualifying Tender Offer as defined in the Acquisition Agreement and the Merger will be conducted in accordance with requirements of the Acquisition Agreement; (ii) the Special Committee consisted of Independent Directors appointed to represent the interests of the shareholders other than Purchaser; (iii) the Special Committee retained and was advised by independent legal counsel; (iv) the Special Committee retained Goldman Sachs as its independent financial advisor to assist it in evaluating a potential transaction with Purchaser and received advice from Goldman Sachs; (v) the existence of the Minimum Condition (which could not be waived) had the effect of requiring approximately two-thirds of the Company's shareholders (other than Purchaser) to tender their Shares into the Offer in order for it to be consummated; (vi) the deliberations pursuant to which the Special Committee evaluated the Offer and the Merger and alternatives thereto; and (vii) the fact that the $97 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Special Committee, on the one hand, and representatives of Purchaser, on the other.

  The Board and the Special Committee recognized that the Merger is not structured to require the approval of a majority of the shareholders of the Company other than Purchaser, and that Purchaser currently has sufficient voting power to approve the Merger Agreement without the affirmative vote of any other shareholder of the Company. A condition to the Merger, however, is that Purchaser shall have purchased all Shares tendered in the Offer. Consummation of the Offer was conditioned upon there being validly tendered, and not withdrawn, such number of the then issued and outstanding Shares, other than the Purchaser Shares, which, when taken together with the Purchaser Shares, constitutes 90% of the then issued and outstanding Shares, which effectively required that approximately two-thirds of the minority shareholders tender their Shares.

OPINION OF GOLDMAN, SACHS & CO.

  Goldman Sachs has acted as financial advisor to the Special Committee in connection with the Merger, as described under "THE MERGER--Background of the Merger". On August 19, 1997, Goldman Sachs delivered its oral opinion, which was subsequently confirmed in writing, to the Special Committee that, as of the date of such opinion, the $97 per Share in cash to be received by the holders of Shares other than Purchaser and its subsidiaries in the Offer and the Merger is fair to such holders.

  THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS DATED AUGUST 19, 1997, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS ANNEX C AND IS INCORPORATED HEREIN BY REFERENCE. SHAREHOLDERS OF THE COMPANY ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY.

  In connection with its opinion, Goldman Sachs reviewed, among other things,
(i) the Merger Agreement; (ii) the Annual Reports to Shareholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1996; (iii) certain interim reports to shareholders and Quarterly Reports on Form 10-Q; (iv) certain other communications from the Company to its shareholders; and (v) certain internal financial analyses and forecasts for the Company prepared by its management. Goldman Sachs held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. Goldman Sachs also held discussions with members of the senior management of Centeon L.L.C. ("Centeon"), a joint venture in which the Company has a 50% interest. In addition, Goldman Sachs reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations and performed such other studies and analyses as it considered appropriate.

  Goldman Sachs relied upon the accuracy and completeness of all of the financial and other information reviewed by it and has assumed such accuracy and completeness for purposes of rendering its opinion. In addition, Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries, and Goldman Sachs has not been furnished with any such evaluation or appraisal. Goldman Sachs was not requested or authorized to solicit, and did not solicit, interest from any party with respect to an acquisition of the outstanding Shares, the Company or its constituent businesses. The opinion of Goldman Sachs referred to herein was provided for the information and assistance of the Special Committee in connection with its consideration of Offer and the Merger and does not constitute a recommendation as to how any holder of Shares should vote such Shares with respect to the Merger Agreement.

  The following is a summary of certain of the financial analyses used by Goldman Sachs in connection with providing its opinion to the Special Committee on August 19, 1997.

    (i) Historical Stock Trading Analysis. Goldman Sachs reviewed the historical trading prices and volumes for the Shares for the period from August 14, 1995 to August 18, 1997. Such analysis indicated that the closing price per Share during such period ranged from $42.13 to $95.94.

    Goldman Sachs also reviewed the weighted average trading prices for the Shares for four periods. Such analysis indicated that the weighted average price per Share for the period from July 31, 1993 (the date of the retirement of the Company's contingent value rights) to June 25, 1997 (the day prior to the June 26, 1997 Announcement) was $52.31; for the one year period ending June 25, 1997 was $72.22; for the period from October 10, 1996 (the date a product recall by Centeon was announced) to June 25, 1997 was $73.11; and for the period from June 26, 1997 to August 18, 1997 was $92.48

    (ii) Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information relating to the Company to corresponding financial information, ratios and public market multiples for publicly traded corporations: Abbott Laboratories, American Home Products Corp., Bristol-Myers Squibb Co., Eli Lilly & Co., Merck & Co. Inc., Pfizer Inc., Pharmacia & Upjohn, Inc., Schering-Plough Corp. and Warner-Lambert Co. (the "Selected Companies"). The Selected Companies were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to the Company. Goldman Sachs calculated and compared various financial multiples and ratios. The multiples of the Company were calculated using per Share prices of $79.44 and $94.56, the closing prices of the Shares on the NYSE on June 25, 1997 and August 18, 1997, respectively, and a per Share price of $97.00, the price to be paid in the Offer. The multiples and ratios for the Company were based on publicly available information and information provided by the Company's management and the multiples for each of the Selected Companies were based on the most recent publicly available information. With respect to the Selected Companies, Goldman Sachs considered levered market capitalization in United States dollars (i.e., the market value of common equity plus book value of debt less cash) as a multiple of Latest Twelve Months ("LTM") sales, as a multiple of LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") and as a multiple of LTM earnings before interest and taxes ("EBIT"). Goldman Sachs' analyses of the Selected Companies indicated levered multiples of LTM sales, which ranged from 2.5x to 6.0x with a mean and median of 5.0x, LTM EBITDA, which ranged from 8.2x to 26.9x with a mean of 16.8x and a median of 16.1x, and LTM EBIT, which ranged from 10.5x to 32.9x with a mean of 19.8x and a median of 18.0x, compared to levered multiples of 2.6x, 11.9x and 17.0x, respectively, for the Company based on a stock price of $79.44 per Share, 3.1x, 13.8x and 19.6x, respectively, for the Company based on a stock price of $94.56 per Share and 3.1x, 14.1x and 20.0x, respectively, for the Company based on a stock price of $97.00 per Share. Goldman Sachs also considered estimated calendar year 1997 and 1998 price/earnings ratios, which, for the Selected Companies, ranged from 20.3x to 38.9x with a mean of 26.6x and a median of 24.2x for estimated calendar year 1997 and 17.3x to 29.6x with a mean of 22.2x and a median of 20.5x for estimated calendar year 1998 compared to 22.1x and 18.7x, respectively, for the Company based on a stock price of $79.44 per Share, 26.3x and 22.3x, respectively, for the Company based on a stock price of $94.56 per Share and 26.9x and 22.8x, respectively, for the Company based on a stock price equal to $97.00 per Share; LTM EBITDA margins, LTM EBIT margins and LTM net margins, which, for the Selected Companies, ranged from 18.8% to 38.1% with a mean of 30.2% and a median of 30.4%, 15.3% to 31.0% with a mean of 25.6% and a median of 26.8% and 10.3%
  to 21.7% with a mean of 17.5% and a median of 17.6%, respectively, compared to 22.2%, 15.5% and 7.6%, respectively, for the Company; estimated calendar year 1997 price/earnings to total return ratios, which, for the Selected Companies, ranged from 1.4x to 2.2x with a mean of 1.7x and a median of 1.6x compared to 1.4x for the Company based on a stock price of $79.44 per Share, 1.7x for the Company based on a stock price of $94.56 per Share and 1.8x based on a stock price equal to the $97.00 per Share; estimated calendar year 1997 and 1998 price/earnings growth multiples which, for the Selected Companies, ranged from 1.7x to 2.4x with a mean and median of 2.0x for estimated calendar year 1997 and 1.5x to 1.8x with a mean and median of 1.7x for estimated calendar year 1998 compared to 1.6x and 1.3x, respectively, for the Company based on a stock price of $79.44 per Share and 1.9x and 1.6x, respectively, for the Company based on a stock price of $94.56 per Share and 1.9x and 1.6x, respectively, for the Company based on a stock price equal to $97.00 per Share; and a five-year average earnings per Share ("EPS") growth rate (obtained through Institutional Brokers Estimate System) for the Selected Companies ranging from 10.0% to 16.5% with a mean of 13.4% and a median of 13.0% compared to 14.0% for the Company.

    (iii) Discounted Cash Flow Analysis. Goldman Sachs performed discounted cash flow analyses using the August Projections (as hereinafter defined) prepared by the Company (the "Base Case") and using the August Projections and adding to the Base Case certain products in the Company's research and development pipeline that were excluded ("Excluded Pipeline") from the Base Case (the "Base Case Plus Excluded Pipeline"). Goldman Sachs calculated a net present value of free cash flows for the fourth quarter of 1997 and for the years 1998 through 2002 using discount rates ranging from 10.0% to 11.0%. Goldman Sachs calculated the Company's terminal values in the year 2002 based on the marginal free cash flow growth rate in 2002 to estimate free cash flow in 2003 and perpetual growth rates of free cash flows ranging from 5.0% to 6.0%. These terminal values were then discounted to present value using discount rates ranging from 10.0% to 11.0%. Such analyses indicated implied per Share values ranging from $72.88 to $114.54 in the Base Case and $84.70 to $132.93 in the Base Case Plus Excluded Pipeline.

    (iv) Component Analysis. Goldman Sachs performed separate valuation analyses on three financial components of the Company: the Base Case excluding the contribution to earnings and cash flow from Centeon, the Company's 50/50 joint venture with Behringwerke AG, a subsidiary of Hoechst AG ("Base Case without Centeon"), the Excluded Pipeline and Centeon. Goldman Sachs performed discounted cash flow analyses on the Base Case without Centeon, calculating a net present value of free cash flows for the fourth quarter of 1997 and the years 1998 through 2002 using discount rates ranging from 10.0% to 11.0%. Goldman Sachs calculated terminal values in the year 2002 based on the marginal free cash flow growth rate in the year 2002 to estimate free cash flow in 2003 and perpetual growth rates of free cash flows ranging from 5.0% to 6.0%. These terminal values were then discounted to present value using discount rates ranging from 10.0% to 11.0%. Such analysis indicated implied per Share values ranging from $62.76 to $99.72.

    Goldman Sachs also performed discounted cash flow analyses on the Base Case without Centeon including the Excluded Pipeline, calculating the net present value of free cash flows for the fourth quarter of 1997 and the years 1998 through 2002 using discount rates ranging from 10.0% to 11.0%. Goldman Sachs calculated terminal values in the year 2002 based on the marginal free cash flow growth rate in the year 2002 to estimate free cash flow in 2003 and perpetual growth rates of free cash flows ranging from 5.0% to 6.0%. These terminal values were then discounted to present value using discount rates ranging from 10.0% to 11.0%. Goldman Sachs then subtracted the net present values obtained for the Base Case without Centeon from the net present values obtained for the Base Case without Centeon including the Excluded Pipeline to determine the implied net present value of the Excluded Pipeline. Such analyses indicated implied per Share values of the Excluded Pipeline ranging from $9.55 to $14.84.

    Goldman Sachs also valued the Excluded Pipeline by using a Monte Carlo simulation to determine the probability-weighted value of the Excluded Pipeline using management estimates for probability of technical success and cash flows for the initial development period and the first ten years from date of launch for each product for the Excluded Pipeline and standard pharmaceutical product lifecycle sales and cash flow curves for an additional 15 years for each product. Such analysis indicated implied per Share values for the Excluded Pipeline, assuming 1 standard deviation around the mean, ranging from $9.00 to $17.00.

    Goldman Sachs calculated the net present value of Centeon using management's projections for the years 1998 through 2000 and a terminal value equal to 10.0x year 2000 operating income. Using discount rates of 12.0% to 15.0%, such analysis indicated implied per Share values of Centeon of $7.88 and $7.31, respectively.

    (v) Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following transactions involving sales of control in the pharmaceutical industry since 1990: Hoechst/Marion-Merrell Dow; Glaxo plc/Wellcome plc; American Home Products/American Cyanamid; Roche Ltd./Syntex; and Rhone-Poulenc S.A./Rorer Group Inc. (the "Selected Transactions"). Such analysis indicated that for the Selected Transactions
  (i) total entity value as a multiple of LTM sales ranged from 2.0x to 3.6x with a mean of 2.7x and a median of 2.5x, as compared to 3.2x for the total entity value of the Company, (ii) total entity value as a multiple of LTM EBIT ranged from 10.2x to 23.4x with a mean of 15.7x and a median of 12.3x, as compared to 20.4x for the total entity value of the Company and (iii) the total equity market value as a multiple of LTM net income ranged from 15.8x to 38.7x with a mean of 24.2x and a median of 22.1x, as compared to 35.8x for the total equity market value of the Company.

    (vi) Selected Buyouts By Significant Existing Shareholders. Goldman Sachs analyzed certain information relating to the premiums paid in selected transactions involving buyouts of a minority interest by an existing significant shareholder since 1988. Such analysis indicated initial bid price premiums over market price one month prior to the announcement of the transaction which ranged from negative 8.4% to 241.7% with a mean of 27.0% and a median of 20.0% and final premiums over market price one month prior to the announcement of the transaction ranging from negative 20.0% to 241.7% with a mean of 34.2% and a median of 26.1%, each as compared to a 30.8% premium of the $97.00 per Share to be paid in the Offer over the per Share closing price on the NYSE on May 28, 1997 (four weeks prior to the June 26, 1997 Announcement).

    (vii) Present Value of Implied Future Stock Price. Goldman Sachs performed an analysis to determine the present value of implied future Share prices based on four different scenarios of estimates of EPS for the Company for the years 1998 through 2002. Goldman Sachs used the EPS estimates from the Base Case and the Base Case Plus Excluded Pipeline, each with and without including the impact of reducing the Company's excess inventory position with customers included in the Company's management's projections ("De-load", respectively without De-load, the "Base Case Without De-load" and the "Base Case Plus Excluded Pipeline Without De-load"). Goldman Sachs calculated the implied future Share prices using price/earnings multiples of 21.0x and 23.0x. These implied future Share prices were then discounted to present value using discount rates of 10.5% and 14.0%. This analysis indicated that the present value of the implied future Share price for the years 1997 through 2001 using price/earnings multiples of 21.0x and 23.0x and based upon a discount rate of 10.5% ranged from $72.03 to $112.03 in the Base Case, $78.54 to $112.32 in the Base Case Without De-load, $72.24 to $129.74 in the Base Case Plus Excluded Pipeline and $78.75 to $130.04 in the Base Case Plus Excluded Pipeline Without De-load, and, based upon a discount rate of 14.0% ranged from $72.03 to $99.21 in the Base Case, $78.54 to $99.49 in the Base Case Without De-load, $72.24 to $114.86 in the Base Case Plus Excluded Pipeline and $78.75 to $115.14 in the Base Case Plus Excluded Pipeline Without De-load.

    (viii) Impact on EPS Analysis. Goldman Sachs performed an analysis to determine the impact on Purchaser of an acquisition of the Shares held by holders other than Purchaser and its subsidiaries at prices per Share ranging from $92.00 to $104.00. Such analysis indicated substantial dilution to Purchaser's 1998 estimated EPS and that Purchaser's pro forma net debt to total capital ratio ranged from 53.8% to 54.4%.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all such analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Purchaser or the contemplated transaction. The analyses were prepared solely for purposes of

Goldman Sachs' providing its opinion to the Special Committee as to the fairness of the $97 per Share in cash to be received by the holders of Shares in the Offer and the Merger and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Purchaser, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast. As described above, Goldman Sachs' opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination to recommend the adoption of the Merger Agreement to the Company Board. The foregoing summary does not purport to be a complete description of the analysis performed by Goldman Sachs and is qualified by reference to the written opinion of Goldman Sachs set forth on Annex C attached hereto.

  Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. The Special Committee selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm, has substantial experience in transactions similar to the Offer and the Merger, has expertise in the pharmaceutical industry and represented that it did not have an existing engagement with Purchaser, nor would it accept an assignment from Purchaser during its engagement by the Special Committee.

  Goldman Sachs provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of the Company and/or Purchaser for its own account and for the account of customers. As of August 22, 1997 (the date on which Purchaser commenced the Offer), Goldman Sachs held for its own account a long position of 828,962 Shares.

  Pursuant to a letter agreement dated July 21, 1997 (the "Engagement Letter"), the Company engaged Goldman Sachs to act as exclusive financial advisor to the Special Committee in connection with its consideration of any proposals made by Purchaser to acquire all or substantially all of the outstanding Shares held by shareholders other than Purchaser. Pursuant to the terms of the Engagement Letter, the Company agreed to pay Goldman Sachs (i) a financial advisory fee of $500,000, (ii) a fee of $1,500,000 upon the delivery of its opinion and (iii) a transaction fee equal to (A) (I) 1.5% of the amount by which $96.00 exceeds $93.50 plus (II) 2.0% of the amount by which $97.00 exceeds $96.00 times (B) the number of Shares (including Shares issuable pursuant to options, warrants and convertible securities) acquired by Purchaser. The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the Company Board and the Special Committee with respect to the Offer and the Merger, shareholders should be aware that certain officers and directors of Purchaser and the Company have interests in the Offer and the Merger which are described below and which may present them with certain potential conflicts of interest. Currently, of the thirteen directors of the Company, one is also a director of Purchaser and three are executive officers of Purchaser. Mr. Jean Marc Bruel, a director of the Company, is also a Vice-Chairman and a director of Purchaser; Mr. Igor Landau, a director of the Company, is also a Group President of Purchaser; Mr. Jean-Pierre Tirouflet, a director of the Company, is also Senior Executive Group Vice-President of Purchaser; and Mr. Michel de Rosen, Chairman and Chief Executive Officer of the Company, is also an executive officer of Purchaser. Mr. Robert E. Cawthorn is a designee of Purchaser to the Company Board, although Mr. Cawthorn is not an employee of Purchaser. See "OWNERSHIP OF SHARES" for information regarding Shares and options to acquire Shares beneficially owned by certain of Purchaser's executive officers or directors.

  Shareholders also should be aware that Purchaser has certain interests that present actual or potential conflicts of interest in connection with the Offer and the Merger. As a result of Purchaser's current ownership of approximately 98.53% of the issued and outstanding Shares and its nominees constituting a majority of the Company's directors, Purchaser may be deemed to control the Company.

  The Special Committee and the Board were aware of these actual and potential conflicts of interest and considered them along with the other matters described under "SPECIAL FACTORS--Recommendation of the Company Board; Fairness of the Offer and the Merger".

PAYMENT FOR SHARES OF COMMON STOCK

  As a result of the Merger, holders of certificates formerly representing shares of Common Stock will cease to have any equity interest in the Company. After consummation of the Merger, each Share issued and outstanding immediately prior to the consummation of the Merger held by shareholders other than Purchaser or any direct or indirect subsidiary of Purchaser will be required to be surrendered to ChaseMellon Shareholder Services, L.L.C. (the "Paying Agent") in order that such Share be cancelled and converted automatically into the right to receive the cash price of $97 per Share. No interest will be paid or accrued on the cash payable upon the surrender of such certificates.

  DETAILED INSTRUCTIONS WITH REGARD TO THE SURRENDER OF CERTIFICATES, TOGETHER WITH A LETTER OF TRANSMITTAL, WILL BE FORWARDED TO FORMER HOLDERS OF SHARES BY THE PAYING AGENT PROMPTLY FOLLOWING THE EFFECTIVE TIME. HOLDERS OF SHARES SHOULD NOT SUBMIT THEIR CERTIFICATES TO THE PAYING AGENT UNTIL THEY HAVE RECEIVED SUCH MATERIALS. PAYMENT FOR SHARES OF COMMON STOCK WILL BE MADE TO FORMER HOLDERS OF SHARES AS PROMPTLY AS PRACTICABLE FOLLOWING RECEIPT BY THE PAYING AGENT OF THEIR CERTIFICATES AND OTHER REQUIRED DOCUMENTS.

POSITION OF PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER

  Purchaser believes that the consideration to be received by the Company's shareholders, other than Purchaser, pursuant to the Offer and the Merger is fair to the Company's shareholders other than Purchaser. Purchaser bases its belief on the following facts: (i) the fact that the Special Committee concluded that the Offer and the Merger are fair to, and in the best interests of, the Company, (ii) notwithstanding the fact that Goldman Sachs' opinion was provided solely for the information and assistance of the Special Committee and that Purchaser is not entitled to rely on such opinion, the fact that the Special Committee received an opinion from Goldman Sachs that the $97 per Share in cash to be received by the holders of Shares other than Purchaser and its subsidiaries in the Offer and the Merger is fair to such holders, (iii) the Offer was a Qualifying Tender Offer under the Acquisition Agreement (other than with respect to the minimum offering period, which has been reduced from 30 business days to 28 business days with the agreement of the Special Committee) and as such is consistent with the original intent of the parties to the Acquisition Agreement, and furthermore the Merger will be conducted in accordance with the requirements of the Acquisition Agreement, (iv) the presence of the Minimum Condition ensured that in order for the Offer to be successful approximately two-thirds of the Shares not held by Purchaser would have to be tendered into the Offer, (v) the historical and projected financial performance of the Company and its financial results, (vi) the consideration paid in the Offer represents a premium of 24.8% over the average closing price for the one month period prior to June 26, 1997, (vii) the consideration paid in the Offer represents a premium of 22.1% over the reported closing price on the last full trading day prior to the June 26, 1997 Announcement of Purchaser's study of a possible business combination with the Company, on which date the last reported sale price was near its historic closing high,
(viii) the Acquisition Agreement was negotiated on an arm's-length basis in 1990 and has resulted in the shareholders of the Company benefiting from substantial appreciation in the value of their Shares since 1990, (ix) the same consideration will be paid in both the Offer and the Merger and (x) the Offer and the Merger will each provide consideration to the shareholders entirely in cash. Purchaser did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusion as to fairness. In light of the nature of the Company's business, Purchaser did not deem net book value or liquidation value to be relevant indicators of the value of the Shares.

PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF PURCHASER FOR THE OFFER AND THE MERGER

  The purpose of the Offer and the Merger is for Purchaser directly to increase, within the terms established by the Acquisition Agreement, its ownership of Shares from approximately 68.1% to 100%. Upon consummation of the Merger, the Company will become a direct wholly owned subsidiary of Purchaser. The acquisition of the Shares not owned by Purchaser has been structured as a cash tender offer followed by a cash merger in order to (i) comply with the requirements of the Acquisition Agreement, (ii) effect a prompt and orderly transfer of ownership of the Company from the public shareholders to Purchaser and (iii) provide shareholders with cash for all of their Shares.

  Under the PBCL, the approval of the Company Board and the affirmative vote of the holders of a majority of the issued and outstanding Shares are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. The Company Board has approved and adopted the Merger Agreement and the transactions contemplated thereby, and the only remaining required corporate action of the Company is the approval and adoption of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the Shares. Purchaser already has sufficient voting power to cause the approval and adoption of the Merger without the affirmative vote of any other shareholder of the Company. Pursuant to the Acquisition Agreement, however, Purchaser may only exercise such voting power to effect a merger of the Company subsequent to a Qualifying Tender Offer as defined in the Acquisition Agreement. The Offer satisfied the requirements of a Qualifying Tender Offer except for the reduction in the minimum offering period from 30 business days to 28 business days as approved by the Special Committee.

  In the Merger Agreement, the Company agreed to take all action necessary to convene a special meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby and to use its reasonable best efforts to obtain such approval and adoption. Purchaser has agreed that all Shares owned by it and its subsidiaries will be voted in favor of the Merger Agreement and the transactions contemplated thereby.

  Purchaser's principal strategic objective has been to reinforce its position in the life sciences. In order to further this objective, Purchaser has considered various means of expanding its collaboration with the Company, including increasing its voting equity interest to 100%. Purchaser concluded that such an acquisition would enhance Purchaser's strategic flexibility and allow it to benefit from opportunities in the businesses in which Purchaser and the Company operate. Purchaser also concluded that the combination of Purchaser and the Company would result in Purchaser and its affiliates having only one life sciences company with publicly-listed common stock, and a separate listing of the specialty chemicals and services to industry business. Such steps would bring about a clearer differentiation between life sciences, on the one hand, and specialty chemicals and services, on the other. Purchaser concluded that this clarification should promote an improvement in Purchaser's market valuation. Consequently, Purchaser concluded that an acquisition by Purchaser of the remaining Shares should be considered. Purchaser chose to undertake the transaction at this time because (i) such a transaction was prohibited by the Acquisition Agreement prior to the end of the standstill period on July 31, 1997 and (ii) such transaction is consistent with Purchaser's stated strategy of reinforcing its position in life sciences.

PLANS FOR THE COMPANY AFTER THE MERGER; CERTAIN EFFECTS OF THE OFFER AND THE MERGER

  Except as otherwise described in this Proxy Statement, Purchaser has no current plans or proposals which relate to or would result in: (a) other than the Merger, an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (b) a sale or transfer of a material amount of assets of the Company; (c) any change in the management of the Company or any change in any material term of the employment contract of any executive officer; or (d) any other material change in the Company's corporate structure or business.

  Nevertheless, Purchaser may initiate a review of the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order best to organize and integrate the activities of the Company and Purchaser. In particular, Purchaser may study the possibility of changing the Company Board by changing the number or term of directors, and may also consider material changes in the present dividend rate and policy, indebtedness and capitalization of the Company. In particular, Purchaser expressly reserves the right to make any changes that it deems necessary or appropriate in light of its review or in light of future developments.

  As a result of the Offer, the direct and indirect interest of Purchaser in the Company's net book value and net earnings increased to the extent of the 46,138,374 Shares acquired under the Offer. Following consummation of the Merger, Purchaser's direct and indirect interest in such items will increase to 100% (other than the issued and outstanding shares of preferred stock of the Company), and Purchaser and its subsidiaries will be entitled to all benefits resulting from that interest, including all income generated by the Company's operations (other than income payable to holders of such preferred stock), and any future increase in the Company's value and the right to elect all members of the Company Board (other than the right of holders of preferred stock to elect members of the Company Board under certain circumstances). Similarly, Purchaser will also bear the risk of losses generated by the Company's operations and any decrease in the value of the Company after the Merger. Upon consummation of the Merger, the Company will become a privately held corporation. Accordingly, shareholders will not have the opportunity to participate directly in the earnings and growth of the Company after the Merger and will not have any right to vote on corporate matters. Similarly, shareholders will not face the risk of losses generated by the Company's operations or decline in the value of the Company after the Merger.

  Following the consummation of the Merger, the Shares will no longer be quoted on the NYSE or the Premier Marche (marche a reglement mensual) of the Bourse de Paris (the "Paris Bourse"). In addition, the registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), will be terminated. Accordingly, following the Merger there will be no publicly-traded Common Stock of the Company outstanding. It is expected that, if the Merger is not consummated, the Company's current management, under the general direction of the Company Board, will continue to manage the Company as an ongoing business.

ACCOUNTING TREATMENT OF THE TRANSACTION

  The Merger will be accounted for under the "purchase" method of accounting. Accordingly, a determination of the fair value of the Company's assets and liabilities will be made in order to allocate the purchase price to the assets acquired and the liabilities assumed.

REGULATORY APPROVALS

  Purchaser and the Company know of no remaining federal or state regulatory requirements that must be complied with or approvals that must be obtained in order to consummate the Merger, other than the filing of the articles of merger with the Secretary of State of the Commonwealth of Pennsylvania.

CERTAIN SHAREHOLDER LITIGATION

  Following the June 26, 1997 announcement by Purchaser that it was studying a possible business combination with the Company, five putative class actions were filed by the Company's shareholders. In Brickell v. Rhone-Poulenc S.A. (Supreme Court of the State of New York, County of New York, filed July 9,
1997), plaintiff claims that Purchaser has breached its fiduciary duties to the Company's shareholders, that it is abusing its dominant position as a majority shareholder by imposing an inadequate price per Share on the minority shareholders, which is inadequate and was fixed arbitrarily, and that the alleged "offer" was not the result of arm's-length negotiations. The relief sought by plaintiff includes an injunction against the continuation of the alleged "offer", a declaration that defendant has breached its fiduciary duties, the establishment of a committee to ensure that the procedure with respect to any transaction for the purchase of Shares is fair, and damages in an unspecified amount. Purchaser has filed a motion to dismiss in this action based upon lack of jurisdiction and forum non conveniens. In Steiner v. Rhone-Poulenc S.A. (United States District Court for the Eastern District of Pennsylvania, filed July 15, 1997), plaintiff alleges that Purchaser has committed violations of Section 14(d) and
(e) of the Exchange Act in failing to make the required filing and disclosures required by those sections, abused its position as the majority shareholder and undervalued the Share price. The relief sought by plaintiff includes an injunction against continuation of the alleged "offer", and fees and costs of the action in an unspecified amount. Purchaser has filed a motion to dismiss the action based on the plaintiff's failure to serve process on Purchaser and for failure to state a claim for which relief can be granted. In Krim v. Rhone-Poulenc S.A. et al. (New Jersey Superior Court, Mercer County, filed July 15, 1997), plaintiff alleges that the alleged "offer" was not the result of arms'-length negotiations and does not take into account the Company's future prospects, and that, in proposing an allegedly inadequate price, defendants--Purchaser and several individuals who are officers and/or directors of the Company--breached their fiduciary duties by abusing Purchaser's position as a majority shareholder. The relief sought includes an injunction against the alleged "offer" or, in the alternative, rescission of the contemplated transaction, and damages in an unspecified amount. In Simon
v. Robert E. Cawthorn et al. (Pennsylvania Court of Common Pleas, Trial Division, Montgomery County, filed July 31, 1997), plaintiff alleges that the defendants--Purchaser and several individuals who are officers and/or directors of the Company and/or Purchaser--have breached their fiduciary duties by using positions of power and control to impose an allegedly inadequate price per Share on the minority shareholders. The relief sought includes an injunction against the alleged "offer" or, in the alternative, rescission of the contemplated transaction, a declaration that defendants have breached their fiduciary duties, and damages in an unspecified amount. On August 25, 1997, an additional putative class action was filed by a shareholder of the Company. In Columbo v. Rhone-Poulenc Rorer Inc. et al. (Pennsylvania Court of Common Pleas, Trial Division, Montgomery County, filed August 25, 1997), plaintiff alleges that the defendants--Purchaser and several individuals who are officers and/or directors of the Company and/or Purchaser--have breached their fiduciary duties by using positions of power and control to impose an allegedly inadequate price per share on the minority Shareholders. The relief sought includes a declaration that defendants have breached their fiduciary duties, an injunction against the Offer or, in the alternative, rescission of the contemplated transaction and damages. Purchaser and the Company believe that all five putative class actions lack merit and intend to vigorously defend such actions.

THE MERGER AGREEMENT

  The following is a summary of the material provisions of the Merger Agreement, a conformed copy of which is included with this Proxy Statement as Annex A. Such summary is qualified in its entirety by reference to the Merger Agreement.

  The Merger. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, and in accordance with Pennsylvania Law, at the Effective Time, the Merger Subsidiary will be merged with and into the Company. The Company will continue as the surviving corporation of the Merger and will become a direct wholly owned subsidiary of Purchaser. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time held by shareholders (other than any Shares owned directly or indirectly by Purchaser), shall be cancelled and, subject to dissenters rights under Pennsylvania law, shall be converted automatically into the right to receive from the Company the Merger Consideration.

  The Merger Agreement provides that the directors of the Merger Subsidiary immediately prior to the Effective Time will be the initial directors of the Company and that the officers of the Company immediately prior to the Effective Time remain officers of the Company. The Merger Agreement provides that, at the Effective Time, the Articles of Incorporation and Bylaws of the Company will remain unmodified.

  The Merger Agreement provides, in accordance with the requirement of the Acquisition Agreement that the Offer be a Qualifying Tender Offer (see "INTRODUCTION--General"), that immediately prior to the Effective Time, each outstanding option to purchase Shares (in each case, an "Option"), whether or not then exercisable, shall be cancelled and each holder of a cancelled Option shall be entitled to receive an indemnity payment (the "Exercise Amount") in cash, in consideration for the cancellation of each such Option equal to the product of

(i) the number of Shares to be issued upon the exercise of such Option and
(ii) the excess, if any, of the amount paid per Share pursuant to the Offer over the exercise price per Share previously subject to such Option. Pursuant to the Merger Agreement, Purchaser and the Company's Compensation Committee defined two alternatives to such treatment of Options.

  The first alternative permitted United States holders of Options to defer the payment of the Exercise Amount and to receive three equal installments of such amount, plus interest at the rate of LIBOR plus 1%, payable in October 1998, 1999 and 2000. The second alternative permitted holders of Options who are also employees of either the Company or Centeon to convert such Options into fully-vested options to acquire, on the same terms and conditions as were applicable under such Options, 2.4 shares of Purchaser common stock. The exercise price per share of Purchaser common stock will be equal to the exercise price per Share previously subject to such Option, divided by 2.4. Holders of Options chose either alternative or chose to have a portion of their Options treated pursuant to the first alternative and the balance pursuant to the second alternative. Pursuant to the second alternative, options for approximately 5,000,000 shares of Purchaser common stock were granted.

  Purchaser or the designated paying agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement to any holder of Shares and/or Options such amounts that Purchaser or the paying agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended, the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law. Purchaser is making no representation regarding the tax consequences of the treatment of Options described above, and each holder of Options should consult his or her tax advisor with respect to such consequences.

  Agreements of Purchaser, the Merger Subsidiary and the Company. Pursuant to the Merger Agreement, the Company agreed to (i) duly call, give notice of, convene and hold the special meeting of its shareholders to which this Proxy Statement relates as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Shareholders' Meeting"), (ii) include in the proxy statement for the Shareholders' Meeting the recommendation of the Company Board and the Special Committee that the shareholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby, subject to their respective fiduciary duties as advised by independent counsel and (iii) use its reasonable best efforts to obtain such approval and adoption. At the Shareholders' Meeting, Purchaser is obligated to cause all Shares then owned by it and its subsidiaries to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby. Purchaser currently has sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

  Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the Effective Time, unless Purchaser shall otherwise agree in writing, the businesses of the Company and its subsidiaries shall be conducted only in, and the Company and its subsidiaries shall not take any action, except in the ordinary course of business and in a manner consistent with past practice; and the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its subsidiaries and to preserve the current relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations.

  The Company and Purchaser are each obligated under the Merger Agreement to give each other prompt notice of (i) the occurrence, or nonoccurrence, of any event the occurrence, or nonoccurrence, of which would be likely to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect and (ii) any failure of the Company, Purchaser or the Merger Subsidiary, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it thereunder.

  Pursuant to the Merger Agreement, the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each of its subsidiaries (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, until the expiration of the statute of limitations relating thereto (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under Pennsylvania law, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under Pennsylvania law). In the event of any such claim, action, suit, proceeding or investigation, (i) the Company shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company, promptly after statements therefor are received and (ii) the Company shall cooperate in the defense of any such matter; provided, however, that the Company shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided further that the Company shall not be obligated to pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnified Parties in any single action except (x) that the persons who served as directors of the Company who were not designees of Purchaser shall be entitled to retain one additional counsel (plus appropriate local counsel) to represent them at the expense of the Company, and (y) to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action, in which case such additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the Indemnified Parties at the expense of the Company, and provided further that, in the event that any claim for indemnification is asserted or made within the period prior to the expiration of the applicable statute of limitations, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. All rights pursuant to the foregoing indemnification provisions of the Merger Agreement are deemed to be a contract between the Company and each of the Indemnified Parties.

  The Merger Agreement provides that the Company shall use its reasonable efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the Company covering those persons who are currently covered by such policies (provided that the Company may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Company be required to expend more than an amount per year equal to 150% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Company would be required to expend more than 150% of current annual premiums, the Company shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 150% of current annual premiums. In the event the Company or any successor or assign (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successor and assign of the Company, or at Purchaser's option, Purchaser, shall assume the foregoing indemnification obligations and the indemnification agreements dated as of July 2, 1997, between the Company and the members of the Special Committee.

  Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each of the parties thereto shall (i) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions and to fulfill the conditions to the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement and the Company shall use their reasonable best efforts to take all such action.

  Pursuant to the Merger Agreement, the parties thereto agreed that the Acquisition Agreement shall be terminated as of the Effective Time and that all representations, warranties and agreements between the parties thereto which, by the terms of such agreement, survive either or both the Closing Date (as that term is defined in the Acquisition Agreement) or the termination of such agreement shall all be terminated as of the Effective Time.

  Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties thereto, including representations by the Company, Purchaser and the Merger Subsidiary as to the enforceability of the Merger Agreement and by the Company as to compliance with law, corporate status and capitalization and the accuracy of financial statements and filings with the Commission.

  Conditions to the Merger. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (a) to the extent required by Pennsylvania law and the Company's Articles of Incorporation and Bylaws, the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by the affirmative vote of the shareholders of the Company; (b) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of preventing or prohibiting consummation of the Merger or the effective operation of the business of the Company and its subsidiaries after the Effective Time; and (c) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer.

  Termination; Fees and Expenses. The Merger Agreement may be terminated and the Merger and the other transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby by the shareholders of the Company: (a) by mutual written consent duly authorized by the Boards of Directors of Purchaser, the Merger Subsidiary and the Special Committee on behalf of the Company; or (b) by either Purchaser or the Special Committee on behalf of the Company if (i) the Effective Time shall not have occurred on or before March 31, 1998; provided, however, that such right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any court of competent jurisdiction or other governmental authority shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or (c) by the Company, upon approval of the Special Committee, (i) if any representation or warranty of Purchaser and the Merger Subsidiary in the Merger Agreement which is qualified as to materiality shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of the Merger Agreement, or (ii) if Purchaser or the Merger Subsidiary shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Purchaser or the Merger Subsidiary to be performed or complied with by it under the Merger Agreement. In the event of the termination of the Merger Agreement, the Merger Agreement shall forthwith become void.

  All costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such fees and expenses, whether or not the transactions contemplated by the Merger Agreement are consummated.

  Amendment and Waiver. The Merger Agreement may be amended in writing by the parties thereto by or on behalf of their respective Boards of Directors (and approved by the Special Committee) at any time prior to the Effective Time. Except as otherwise provided by the Merger Agreement, any party thereto may
(i) extend the time for the performance of any obligation or other act of any other party thereto, (ii) waive any inaccuracy in the representations and warranties contained therein and (iii) waive compliance with any agreement or condition contained therein, other than the Minimum Condition.

APPLICABILITY OF CERTAIN STATE TAKEOVER LAWS

  The Company is incorporated under the laws of the State of Pennsylvania. The Pennsylvania legislature has enacted a number of takeover statutes designed to make corporate takeovers more difficult under certain circumstances. In particular, the five-year moratorium on business combinations with interested shareholders contained in the business combination statute offers substantial protection to Pennsylvania corporations threatened by hostile takeover bids. The other takeover statutes, however, provide only limited protection and the Company has opted out of most of them. The following is a summary of the most relevant Pennsylvania state takeover statutes that are applicable to the Company.

  First, the Business Combination Statute (Subchapter F of Chapter 25 of the
PBCL) prohibits certain business combinations of a Pennsylvania corporation with any person that is the beneficial owner, directly or indirectly, of 20 percent or more of the issued and outstanding voting shares of the corporation (an "interested shareholder") for five years after the date such person first became an interested shareholder (the "share acquisition date") unless certain fair price and other conditions are satisfied. Subchapter F of Chapter 25 of the PBCL does not prohibit a business combination between a Pennsylvania corporation and an interested shareholder where either the business combination or the purchase of shares made by the interested shareholder on the interested shareholder's share acquisition date has been approved by the board of directors of the corporation prior to the interested shareholder's share acquisition date. Because Purchaser became an interested shareholder in 1990 with the approval of the Board, Subchapter 25-F of the PBCL is inapplicable to the Offer and the Merger and the five year limitation does not apply to a business combination between the Company and Purchaser.

  The Company has opted out of the application of the Control Transactions Statute, the Control Share Acquisition Statute and the Disgorgement Statute (Subchapters E, G and H, respectively, of Chapter 25 of the PBCL). Opting out of the Control Share Acquisition Statute also has the effect of making Subchapters I and J of the PBCL, which relate to certain labor matters, inapplicable.

  In addition, Pennsylvania has adopted a Takeover Disclosure Law which purports to regulate attempts to acquire a corporation which (i) is incorporated in Pennsylvania or (ii) has its principal place of business and substantial assets located in Pennsylvania. Because the Company Board has recommended acceptance of the Offer and approval and adoption of the Merger Agreement, the Offer and the Merger are exempt from the registration requirements of such law provided that certain information is filed with the Pennsylvania Securities Commission and Purchaser undertakes to notify the Company's shareholders that such filing has been made with the Pennsylvania Securities Commission, must include substantial information about the Offer and has been available for inspection at the offices of the Pennsylvania Securities Commission, 1010 N. 7th Street, 2nd Floor, Harrisburg, Pennsylvania 17102 during normal business hours. Purchaser has made such filing, and the distribution of the Offer to the Company's shareholders constituted the required notification to them.

  A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, shareholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining shareholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of shareholders in the state and were incorporated there.

  The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Purchaser does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, Purchaser will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Merger, Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Purchaser might be delayed in consummating the Merger. In such case, Purchaser may not be obligated to accept for payment any Shares tendered. See "THE MERGER--The Merger Agreement; Conditions to the Merger".

CERTAIN U.S. FEDERAL AND FRENCH INCOME TAX CONSEQUENCES OF THE MERGER

  U.S. Federal Income Tax. The receipt of cash for Shares in the Merger or pursuant to the exercise of dissenters rights will be a taxable transaction for U.S. federal income tax purposes under the Code and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, a shareholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and such shareholder's adjusted tax basis in such Shares. Assuming the Shares constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss and, in the case of an individual shareholder, will be taxable at various preferential rates depending on the extent to which such shareholder's holding period for the Shares converted to cash pursuant to the Merger exceeds one year. Gain or loss will be calculated separately for each block of Shares converted pursuant to the Merger. The deduction of capital losses is subject to certain limitations. Shareholders should consult their own tax advisors in this regard.

  THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE TO CERTAIN TYPES OF SHAREHOLDERS, INCLUDING BROKER-DEALERS, SHAREHOLDERS WHO ACQUIRED SHARES PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, INDIVIDUALS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES AND FOREIGN CORPORATIONS.

  THE U.S. FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW, WHICH IS SUBJECT TO CHANGE POSSIBLY WITH RETROACTIVE EFFECT. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE APPLICATION AND EFFECT OF THE ALTERNATIVE MINIMUM TAX, AND STATE, LOCAL AND FOREIGN TAX LAWS.

  French Income Tax. The receipt of cash for Shares pursuant in the Merger or pursuant to the exercise of dissenters rights will be a taxable transaction for French tax purposes for French tax residents. In general, a resident of France for tax purposes who is a shareholder will recognize gain or loss for French tax purposes equal to the difference between the amount of cash received in exchange for the Shares sold and such shareholder's tax basis in such Shares. French resident individuals will generally be subject to tax in France at a rate of 20.9% if their sales of securities exceed FF 100,000 in 1997. Capital losses can be offset against capital gains of the same nature, but such deduction is subject to certain limitations. No assurance is provided as to whether the indemnity paid to shareholders in connection with the Merger will be subject to treatment as capital gains tax. French resident corporations will generally be subject to tax at the effective rate of 36 2/3%, as ordinary income, unless the Shares were held in a special participation account for more than two years, in which case the rate is reduced to an effective rate of 20.9%. The French government has announced that the rate of ordinary corporate income tax will be increased to 41.6% for gain recognized in 1997 for corporations with sales of FF 50 million or more.

  THE FOREGOING DISCUSSION MAY NOT BE APPLICABLE TO CERTAIN SHAREHOLDERS, INCLUDING SHAREHOLDERS WHO ACQUIRED SHARES PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR OTHERWISE AS COMPENSATION, OR WHOSE PARTICIPATION IN THE COMPANY IS AT LEAST EQUAL TO THE EQUIVALENT OF FF 150 MILLION.

  THE FRENCH INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED UPON PRESENT LAW, WHICH IS SUBJECT TO CHANGE POSSIBLY WITH RETROACTIVE EFFECT. SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO THEM.

RIGHTS OF DISSENTING SHAREHOLDERS

  If the Merger is consummated, shareholders who fully comply with the statutory procedures for asserting dissenters rights set forth in the PBCL, the relevant portions of which are attached to this Proxy Statement as Annex B, will be entitled to receive cash for the fair value of their Shares as determined pursuant to the procedures prescribed by the PBCL. Merely voting against the Merger Agreement will not perfect a shareholder's dissenters rights. Shareholders are urged to review carefully the dissenting shareholders' rights provisions of the PBCL, a description of which is provided below and the full text of which is attached to this Proxy Statement as Annex B and incorporated herein by reference. SHAREHOLDERS WHO FAIL TO COMPLY STRICTLY WITH THE APPLICABLE PROCEDURES WILL FORFEIT THEIR DISSENTERS RIGHTS IN CONNECTION WITH THE MERGER. See Annex B to this Proxy Statement.

  Sections 1571-80 of the PBCL ("Subchapter D") and 1930(a) of the PBCL, copies of which are attached to this Proxy Statement as Annex B, entitle any holder of record of Shares who objects to the Merger, in lieu of receiving the consideration for such Shares provided under the Merger Agreement, to demand in writing that he be paid in cash the fair value of his Shares. Section 1572 of the PBCL defines "fair value" as: "The fair value of shares immediately before the effectuation of the corporate action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action."

  Any shareholder contemplating making demand for fair value is urged to review carefully the provisions of Subchapter D, particularly the procedural steps required to perfect his dissenters rights thereunder. DISSENTERS RIGHTS WILL BE LOST IF THE PROCEDURAL REQUIREMENTS OF SUBCHAPTER D ARE NOT FULLY AND PRECISELY SATISFIED. The following summary does not purport to be a complete statement of the provisions of Subchapter D of the PBCL and is qualified in its entirety by reference to Annex B and the PBCL.

  Filing Notice of Intention to Demand Fair Value. Before the vote of the shareholders is taken on the Merger, the dissenting shareholder must deliver to the Company a written notice of intention to demand that he be paid the fair value of his Shares if the Merger is effected. Such written notice must be sent to the Secretary of the Company at Rhone-Poulenc Rorer Inc., 500 Arcola Road, Collegeville, Pennsylvania 19426. Neither the tendering of Shares in the Offer, nor a vote against the Merger, is sufficient to satisfy the requirement of delivering a written notice to the Company. In addition, the shareholder must not effect any change in the beneficial ownership of his Shares from the date of filing the notice with the Company through the consummation of the Merger, and Shares for which payment of fair value is sought must not be voted in favor of the Merger. Failure by a dissenting shareholder to comply with any of the foregoing will result in the forfeiture of any right to payment of fair value for his Shares.

  Record Owners and Beneficial Owners. A record holder of Shares held in whole or in part for the benefit of another person may assert dissenters rights as to fewer than all of the Shares registered in his name only if he dissents with respect to all the Shares beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. A beneficial owner of Shares who is not the record holder may assert dissenters rights with respect to Shares held on his behalf if he submits to the Company the written consent of the record holder not later than the time of assertion of dissenters rights. A beneficial owner may not dissent with respect to fewer than all of the Shares owned by him, whether or not such Shares are registered in his name.

  Notice to Demand Payment. If the Merger is approved, the Company shall mail to all dissenters who gave due notice of their intention to demand payment of fair value and who refrained from voting in favor of the Merger, a notice stating where and when a demand for payment must be sent and certificates for Shares deposited in order to obtain payment. The notice shall be accompanied by a copy of Subchapter D and a form for demanding payment. The time set for the receipt of demands and the deposit of certificates shall not be less than 30 days from the mailing of the notice. Failure by a shareholder to demand payment or deposit certificates pursuant to such notice will cause such shareholder to lose all right to have a court determine the fair value of his Shares. If the Merger has not been effected within 60 days after the date set for demanding payment and depositing certificates, the Company shall return any certificates that have been deposited. The Company, however, may at any later time send a new notice regarding demand for payment and deposit of certificates with like effect.

  Payment of Fair Value of Shares. Promptly after the consummation of the Merger or upon timely receipt of demand for payment if the Merger has already been effected, the Company shall remit to dissenters who have made timely demand and deposited their certificates the amount the Company estimates to be the fair value of their Shares or give written notice that no remittance will be made under Section 1577 of the PBCL. Such remittance or notice shall be accompanied by (i) the closing balance sheet and statement of income of the Company for a fiscal year ending not more than 16 months prior to the date of remittance or notice together with the latest available interim financial statements, (ii) a statement of the Company's estimate of the fair value of the Shares, and (iii) a notice of the right of the dissenting shareholder to demand payment or supplemental payment, as the case may be, accompanied by a copy of Subchapter D. If the Company does not remit the amount of its estimate of the fair value of the Shares, it shall return all certificates that have been deposited and may make a notation thereon that a demand for payment has been made.

  If Shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor shall bear a similar notation, together with the name of the original dissenting holder or owner of such Shares. A transferee of such Shares shall not acquire by such transfer any rights in the Company other than those that the original dissenter had after making demand for payment of fair value for such Shares.

  Estimate by Dissenter of Fair Value of Shares. If a dissenting shareholder believes that the amount estimated or paid by the Company for his Shares is less than their fair value, the shareholder may send to the Company his own estimate of the fair value which shall be deemed a demand for payment of the amount of the deficiency. IF THE DISSENTER DOES NOT FILE HIS OWN ESTIMATE OF FAIR VALUE WITHIN 30 DAYS AFTER THE MAILING BY THE COMPANY OF ITS REMITTANCE OR ESTIMATE OF FAIR VALUE, THE DISSENTER SHALL BE ENTITLED TO NO MORE THAN THE AMOUNT REMITTED TO HIM OR ESTIMATED BY THE COMPANY.

  Valuation Proceedings. Within 60 days after the latest of (i) the consummation of the Merger, (ii) timely receipt of any demands for payment and
(iii) timely receipt of any shareholder estimates of fair value, if any demands for payment remain unsettled, the Company may file in court an application for relief requesting that the fair value of the Shares be determined by the court. Each dissenter whose demands have not been settled shall be made a party to the proceeding and shall be entitled to recover the amount by which the fair value of his Shares is found to exceed the amount, if any, previously remitted, plus interest. Such dissenter shall also be entitled to interest on such amount from consummation of the Merger until the date of payment as is fair and equitable under the circumstances, taking into account all relevant factors including the average rate currently paid by the Company on its principal bank loans. If the Company fails to file an application within the 60-day period, any dissenter who has not settled his claim may do so in the name of the Company within 30 days after the expiration of this 60-day period. If no dissenter files an application within such 30-day period, each dissenter who has not settled his claim shall be paid no more than the Company's estimate of the fair value of his Shares and may bring an action to recover any amount not previously remitted.

  Costs and Expenses of Valuation Proceedings. The costs and expenses of any valuation proceedings, including the reasonable compensation and expenses of any appraiser appointed by the court, shall be determined by the court and assessed against the Company except that any part of such costs and expenses may be assessed as the court deems appropriate against all or some of the dissenters whose action in demanding supplemental payment is found by the court to be dilatory, obdurate, arbitrary, vexatious or in bad faith. The court may also assess the fees and expenses of counsel and experts for any or all of the dissenters against the Company if the Company fails to comply substantially with Subchapter D or acts in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner. The court can also assess any such fees or expenses incurred by the Company against a dissenter if such dissenter is found to have acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner. If the court finds that the services of counsel for any dissenter were of substantial benefit to the other dissenters and should not be assessed against the Company, it may award to such counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

  Other. Section 1712 of the PBCL provides that a director of a Pennsylvania corporation stands in a fiduciary relation to such corporation and must perform his duties as a director in good faith, in a manner he reasonably believes to be in the best interests of the corporation and with such care, including reasonable inquiry, skill and diligence, as a person of ordinary prudence would use under similar circumstances. Section 1105 of the PBCL provides in substance that a shareholder of a Pennsylvania corporation shall not have any right to obtain, in the absence of fraud or fundamental unfairness, an injunction against any proposed merger, nor any right to claim the right to valuation and payment of the fair value of his Shares because of the merger, except that he may dissent and claim such payment if and to the extent provided in Subchapter D of PBCL Chapter 15, described above. Absent fraud or fundamental unfairness, such dissenters rights are the exclusive remedy of such shareholders. However, the United States Court of Appeals, Third Circuit, interpreting the predecessor statute to Section 1105 of the PBCL in Herskowitz v. NutriSystem, Inc., concluded that dissenters rights co-exist with common law causes of action, such as rescission or money damages, in the context of an action for breach of fiduciary duty or misrepresentation in a cash-out merger. Shareholders should be aware that due to the enactment of the PBCL in 1988 it is unclear whether the decision in Herskowitz remains applicable to dissenters rights. IN VIEW OF THE COMPLEXITIES OF THESE PROVISIONS OF PENNSYLVANIA LAW, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER SHOULD CONSULT THEIR OWN LEGAL COUNSEL.

FEES AND EXPENSES

  Except as set forth below, Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer and the Merger.

  Morgan Stanley and UBS acted as Dealer Managers in connection with the Offer and have provided certain financial advisory services in connection with the acquisition of the Company. In addition, Morgan Stanley is acting as financial advisor to Purchaser in connection with the Offer and the Merger. Morgan Stanley and UBS will each receive reasonable and customary compensation for their services, and Purchaser has agreed to reimburse Morgan Stanley and UBS for all reasonable out-of-pocket expenses incurred by them, including the reasonable fees and expenses of legal counsel, and to indemnify Morgan Stanley and UBS against certain liabilities and expenses in connection with its engagement, including certain liabilities under the federal securities laws.

  Purchaser retained Georgeson & Company Inc., as the Information Agent, ChaseMellon Shareholder Services, L.L.C., as the Depositary, and Societe Generale, as the French Depositary, in connection with the Offer. As compensation for acting as Information Agent in connection with the Offer, Georgeson & Company Inc. will receive reasonable and customary compensation for its services and will also be reimbursed for certain out-of-pocket expenses and may be indemnified against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws. Purchaser will pay the Depositary and the French Depositary reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws. Brokers, dealers, commercial banks and trust companies will be reimbursed by Purchaser for customary handling and mailing expenses incurred by them in forwarding material to their customers.

  As compensation to French brokers, banks and other financial intermediaries, Purchaser has agreed to pay customary compensation for their services in facilitating the tender of Shares in France. Such fee is equal to 1% of the transaction value of each sales order for tendered Shares, subject to a maximum fee per sales order of FF2000 (approximately $350).

  The following is an estimate of expenses, other than such French intermediary fees, incurred and to be incurred in connection with the Offer and the Merger:

     Expenses to be paid by Purchaser and its affiliates:
       Financial Advisor Fees and Expenses...................... $10,300,000.00
       Legal Fees and Expenses..................................   4,500,000.00
       Printing and Mailing.....................................     235,000.00
       Advertising..............................................     200,000.00
       Filing Fees..............................................     969,286.72
       Depositary Fees..........................................      55,000.00
       French Depositary Fees...................................      40,000.00
       Information Agent Fees...................................      35,000.00
       Miscellaneous............................................     550,000.00
                                                                 --------------
         Total.................................................. $16,884,287.72
                                                                 ==============

                            FINANCING OF THE MERGER

  Approximately $4.49 billion was required to pay for the 46,138,374 Shares purchased by Purchaser pursuant to the Offer. In addition, approximately $191 million will be required to purchase the remaining Shares pursuant to the Merger and approximately $16.9 million will be required to pay related fees and expenses incurred by Parent and Purchaser in connection with the Offer and the Merger (excluding debt-related costs). The foregoing does not include approximately $113.9 million to be paid by the Company in connection with the cancellation of employee stock options of the Company.

  The total amount of funds required by Purchaser and the Company to consummate the Offer and the Merger, respectively, and to pay related fees and expenses is estimated to be approximately $4.8 billion. In connection with the Offer, Purchaser established multicurrency credit facilities with Societe Generale, Banque Nationale de Paris, Credit Lyonnais and Union Bank of Switzerland pursuant to which it borrowed an aggregate of approximately FF8.5 billion and $850 million of unsecured indebtedness maturing in less than one year. The all-in cost of such drawn short-term indebtedness ranges from 0.10% to 0.125% over LIBOR or PIBOR. In addition, Purchaser established multicurrency credit facilities pursuant to which it borrowed an aggregate of approximately FF12.75 billion and $230 million of unsecured indebtedness maturing in five years from the following financial institutions: Societe Generale, Banque Nationale de Paris, Natexis, Banque Paribas, Credit Agricole Indosuez, Bayerische Landesbank, Caisse Centrale des Banques Populaires, Royal Bank of Canada, Credit Commercial de France, Credit Commercial et Industriel de Paris, Midland Bank plc, Credit Lyonnais, Citibank, N.A. and Union Bank of Switzerland. The all-in cost of such drawn medium-term indebtedness ranges from 0.17% to 0.20% over LIBOR or PIBOR.

  Funds required to purchase the remaining Shares pursuant to the Merger and to pay associated fees and expenses will be obtained from funds available under the above sources. The decision as to the allocation of funding among existing or anticipated credit facilities and working capital will be made based on Purchaser's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions and such other factors as Purchaser may deem appropriate.

  The indebtedness incurred through borrowings under the credit facilities listed above will be repaid from a variety of sources, including, but not limited to, funds generated internally by Purchaser and its affiliates (including, following the Merger, funds generated by the Company), bank refinancing, and the public or private sale of debt or equity securities. Purchaser intends to repay a portion of the indebtedness related to the Offer and the Merger from the proceeds of a public offering of shares of Purchaser the proceeds of which are expected to be approximately FF6.53 billion (which is currently approximately $1.094 billion). In the event the underwriters exercise their over-allotment option, the proceeds of the public offering are expected to be approximately FF7.5 billion (which is currently approximately $1.258 billion). In addition, Purchaser expects to make a public offering of shares of NewChemco in 1998, subject to, among other things, market conditions, and to make dispositions of certain non-strategic assets. The source and allocation of various methods of repayment will be determined and may be modified by Purchaser based on market conditions and such other factors as Purchaser may deem appropriate.

                            BUSINESS OF THE COMPANY

  The Company is a Pennsylvania corporation with its principal offices located at 500 Arcola Road, Collegeville, Pennsylvania 19426. The business of the Company is the product of the 1990 combination of Rorer Group Inc. and substantially all of the Human Pharmaceutical Business of Purchaser. The Company is primarily engaged in the discovery, development, manufacture and marketing of a broad line of pharmaceutical products for human use. On the basis of sales, the Company is the leading pharmaceutical group in France, among the top three in Europe and among the largest in the world. The Company also has a growing presence in North America, in developing markets, and in Japan. The Company has commercial operations in the major markets of the world and its products are manufactured in approximately 30 countries.

                 SELECTED FINANCIAL INFORMATION OF THE COMPANY

  Set forth below is certain selected financial information relating to the Company which has been excerpted or derived from the audited financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Form 10-K") and the unaudited financial statements contained in the Company's June 30 Form 10-Q. More comprehensive financial information is included in the Form 10-K and the Company's June 30 Form 10-Q and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to such reports and other documents may be examined and copies may be obtained from the offices of the Commission in the manner set forth below. In addition, Annexes D and E hereto set forth the Company's audited financial statements for the fiscal year ended December 31, 1996 and the Company's unaudited financial statements for the period ended June 30, 1997, respectively.

                            RHONE-POULENC RORER INC.

                         SELECTED FINANCIAL INFORMATION

              (DOLLARS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                   SIX MONTHS ENDED    FISCAL YEAR ENDED
                                       JUNE 30,          DECEMBER 31,
                                   ------------------  --------------------
                                     1997      1996      1996        1995
                                   --------  --------  --------    --------
                                      (UNAUDITED)
INCOME STATEMENT DATA:
Net sales......................... $2,323.8  $2,618.5  $5,420.6    $5,142.1
Cost of products sold.............    691.4     878.0   1,666.0     1,746.4
Selling, delivery and
 administrative expenses..........    946.2   1,046.7   2,109.7     1,863.7
Research and development
 expenses.........................    405.2     414.3     882.1       766.2
Restructuring and other charges...      --        --      102.6       126.5
                                   --------  --------  --------    --------
  Operating income................    281.0     279.5     660.2       639.3
Interest expense, net.............     76.2      84.5     169.6        84.9
Other (income) expense, net.......    (20.8)    (77.4)   (199.8)       16.4
                                   --------  --------  --------    --------
  Income before income taxes......    225.6     272.4     690.4       538.0
Provision for income taxes........     70.1      85.2     216.9       181.5
                                   --------  --------  --------    --------
  Net income......................    155.5     187.2     473.5       356.5
Dividends on preferred stock and
 remunerations on capital equity
 notes............................     21.9      21.3      44.8        18.7
                                   --------  --------  --------    --------
  Net income available to common
   shareholders................... $  133.6  $  165.9  $  428.7    $  337.8
                                   ========  ========  ========    ========
PER SHARE DATA:
Average number of shares issued
 and outstanding during
 period(1)........................    137.0     135.3     135.8       134.2
Primary earnings per common
 share............................ $    .98  $   1.23  $   3.16(2) $   2.50(3)
                                   ========  ========  ========    ========

--------
(1) Does not include shares held in the Company's treasury or Employee Benefits Trust.
(2) Net income available to common shareholders.
(3) Net income available to common shareholders, pro forma.

                                            AT JUNE 30,       AT DECEMBER 31,
                                         ------------------  ------------------
                                           1997      1996      1996      1995
                                         --------  --------  --------  --------
                                            (UNAUDITED)
BALANCE SHEET DATA:
ASSETS
Cash and cash equivalents..............  $  114.4  $   60.9  $  100.6  $  115.4
Cash pooling arrangements with Rhone-
 Poulenc S.A. .........................       4.2      10.4       3.2      16.0
Short-term investments and notes
 receivable............................      63.1      66.7      38.7       --
Trade accounts receivable, less
 reserves..............................     858.6     870.6     984.1     956.8
Inventories............................     796.7     832.8     800.7     765.6
Other current assets...................     762.3     797.1     846.2     935.8
                                         --------  --------  --------  --------
  Total current assets.................   2,599.3   2,638.5   2,773.5   2,789.6
Time deposits, at cost.................     128.4      83.0     128.4      83.0
Property, plant and equipment, net of
 accumulated depreciation..............   1,426.5   1,556.5   1,525.9   1,621.0
Goodwill, net of accumulated
 amortization..........................   2,601.0   2,836.9   2,739.0   2,953.5
Intangibles, net of accumulated
 amortization..........................     707.4     849.2     766.7     866.8
Other assets...........................     839.1     769.1     834.6     673.2
                                         --------  --------  --------  --------
  Total assets.........................  $8,301.7  $8,733.2  $8,768.1  $8,987.1
                                         ========  ========  ========  ========
LIABILITIES
Short-term debt........................  $  157.9  $  414.6  $  126.7  $  511.8
Accounts payable.......................     427.1     529.8     594.7     601.8
Other current liabilities..............   1,109.4   1,143.4   1,331.5   1,291.5
                                         --------  --------  --------  --------
  Total current liabilities............   1,694.4   2,087.8   2,052.9   2,405.1
Long-term debt.........................   2,432.0   2,415.2   2,272.0   2,159.0
Notes payable to Rhone-Poulenc S.A. and
 affiliates............................     187.9     249.5     253.0     525.4
Deferred income taxes..................     241.6     363.1     218.0     365.5
Other liabilities, including minority
 interests.............................   1,208.4   1,201.5   1,322.4   1,174.9
                                         --------  --------  --------  --------
  Total liabilities....................  $5,764.3  $6,317.1  $6,118.3  $6,629.9
                                         ========  ========  ========  ========
SHAREHOLDERS' EQUITY
Money market preferred stock without
 par value (liquidation preference
 $100,000 per share); authorized,
 issued and outstanding 1,750 shares...     175.0     175.0     175.0     175.0
Capital equity notes...................     500.0     500.0     500.0     500.0
Common stock, without par value; stated
 value $1 per share; authorized
 600,000,000 shares....................     142.6     141.0     141.6     139.5
Capital in excess of stated value......     273.9     204.2     234.8     153.2
Retained earnings......................   1,883.8   1,662.3   1,837.9   1,580.3
Employee Benefits Trust................    (198.1)   (185.7)   (185.7)   (185.7)
Cumulative translation adjustments.....    (239.8)    (80.7)    (53.8)     (5.1)
                                         --------  --------  --------  --------
  Total shareholders' equity...........   2,537.4   2,416.1   2,649.8   2,357.2
                                         --------  --------  --------  --------
  Total liabilities and shareholders'
   equity..............................  $8,301.7  $8,733.2  $8,768.1  $8,987.1
                                         ========  ========  ========  ========

  The Company does not, as a matter of course, make public forecasts or projections as to future sales, earnings or other income statement data. However, in connection with Purchaser's position as a controlling shareholder of the Company, Purchaser has received and examined certain analyses prepared by the Company which include projections of future financial results. In addition, as a result of the review of the Company's financial position and outlook, in the context of preparing for the Offer, Purchaser has received and examined the August Projections for the years 1997 through 2002. Such information has been set forth below for the limited purpose of giving the Company's shareholders access to financial projections by the Company's management that were available for review by Purchaser in connection with the Offer.

  Preliminary 1997 Budget. In connection with its preparation of its annual budget in December 1996, the Company's management provided projections for the year ended December 31, 1997 (the "Preliminary 1997 Budget") to the Company Board at its meeting on December 13, 1996. The Preliminary 1997 Budget did not take into account the potential impact of the voluntary suspension (the "Centeon Suspension") of certain production and distribution activities by Centeon and accordingly reflects the operating plan of Centeon for 1997. The Company's management was unable to take into account such effect due to the uncertain outcome of (i) the then ongoing review by the U.S. Food & Drug Administration of manufacturing processes at a U.S. production facility of Centeon and (ii) an upcoming meeting of Centeon's Board of Directors that was to discuss the Centeon 1997 budget. For information regarding the Centeon Suspension, see "Annex D--Note 5 to Consolidated Financial Statements". The Preliminary 1997 Budget also assumed sustainable growth in net sales, increased cost reduction, a deceleration of research and development expenses and further improvements to gross margins due to changes in the Company's product mix. The Preliminary 1997 Budget further assumed a French franc/U.S. dollar exchange rate of FF5.50 = $1. Selected information presented in the Preliminary 1997 Budget is set forth below:

                                             YEARS ENDING DECEMBER 31,
                                         -------------------------------------
                                           1996 FORECAST        1997 BUDGET
                                         -----------------    ----------------
                                         (DOLLARS IN MILLIONS, EXCEPT FOR
                                              PER SHARE INFORMATION)
   Net Sales............................     $ 5,403             $ 5,409
   Gross Margin.........................       3,736               3,915
   Operating income.....................         751                 897
   Income before tax(1).................         686                 926
   Earnings per Share...................        3.12                4.30

--------
(1) Includes equity in earnings of Centeon of $82 million and $179 million in 1996 and 1997, respectively.

  1997 Budget. In light of the impact of the Centeon Suspension, the Company Board appointed a special budget committee (the "Budget Committee"), comprised of Messrs. Frey, Landau and Riepe, to update the Preliminary 1997 Budget to reflect the impact of the Centeon Suspension. At the February 20, 1997 meeting of the Company Board, the Company's management informed the Company Board on the status of its initial review of the Preliminary 1997 Budget and indicated that projected earnings per Share for 1997 could be reduced from $4.30 to approximately $3.65 per Share, principally to reflect the impact of the Centeon Suspension.

  Following approval of Centeon's 1997 budget by Centeon's Board of Directors at its March 4, 1997 meeting, the Budget Committee met on March 24, 1997 to approve budgetary data projecting earnings per Share for 1997 of $3.65. The Preliminary 1997 Budget was finalized by management in April 1997 and presented to the Company Board at its meeting on May 7, 1997 (the "1997 Budget"). The 1997 Budget included the effect of the Centeon Suspension, but was otherwise based on the same assumptions as the Preliminary 1997 Budget. Selected information presented in the 1997 Budget is set forth below:

                                             YEARS ENDING DECEMBER 31,
                                          ------------------------------------
                                            1996 ACTUAL          1997 BUDGET
                                          ----------------    ----------------
                                          (DOLLARS IN MILLIONS, EXCEPT FOR
                                               PER SHARE INFORMATION)
   Net sales.............................    $ 5,421             $ 5,414
   Gross margin..........................      3,755               3,900
   Operating income......................        661                 869
   Income before tax(1)..................        699                 800
   Earnings per Share....................       3.16                3.65

--------
(1) Includes equity in earnings of Centeon of $85 million and $36 million in 1996 and 1997, respectively.

  August Projections. On August 9, 1997, certain projections for the years ending December 31, 1997 through 2002 (the "August Projections") were delivered by the Company's management to Goldman Sachs, which in turn forwarded such projections to Morgan Stanley. Morgan Stanley delivered the August Projections to Purchaser on August 11, 1997. The August Projections were produced by the Company in connection with a study commenced in July, 1997 at the request of the Special Committee and were delivered to Goldman Sachs at the request of the Special Committee. The August Projections are based on the following assumptions: a French franc/U.S. dollar exchange rate from 1998-2002 of FF5.50 = $1; increased competition in the U.S. respiratory market, and the continuation of French government pressure to contain health care costs; a gross margin improvement due to the product mix and to divestitures of certain product lines; increased expenditures in promotional efforts regarding the Company's strategic products; and an increase in French corporate income taxes as proposed recently by the French government from 36.6% to 41.6% for calendar years 1997 and 1998.

  It was also indicated by the Company that there was at the end of June 1997 a high level of inventory of certain of the Company's products currently held by certain U.S. customers. The Company has not made any determination as to whether and over what time period any inventory adjustments may be necessary. If the Company decides to take actions to reduce inventories on a basis of a three year adjustment (as was assumed in the August Projections that management provided to Goldman Sachs), the projected increase in net sales would be reduced by $80 million in each of the years 1998, 1999 and 2000, with the impact on sales and earnings per Share as reflected below.

  The August Projections are summarized below:

                              AUGUST PROJECTIONS
              (DOLLARS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                    FORECAST
                         FORECAST  '97 IN '98
                           1997   STRUCTURE(1)  1998   1999   2000   2001   2002
                         -------- ------------ ------ ------ ------ ------ ------
Net sales...............  $5,112     $5,041    $5,262 $5,648 $6,071 $6,573 $7,001
Gross margin............   3,694      3,642     3,842  4,125  4,444  4,758  5,046
Operating income........     780        731       822    947  1,082  1,233  1,372
Centeon joint
 venture(2).............     (41)       (41)       55     75    120    150    180
Income before tax.......     722        653       777    930  1,123  1,302  1,492
Earnings per Share......    3.28       2.93      3.43   4.14   5.11   5.97   6.88

--------
(1) Excludes the effect of certain product lines divested by the Company in 1997.
(2) Equity in earnings of Centeon.

  Excluding the impact of any adjustments to inventory levels, the projected net sales and earnings per Share would be as reflected below:

              (DOLLARS IN MILLIONS, EXCEPT PER SHARE INFORMATION)

                                    FORECAST
                          FORECAST '97 IN '98
                            1997   STRUCTURE   1998   1999   2000   2001   2002
                          -------- ---------- ------ ------ ------ ------ ------
Net sales................  $5,112    $5,041   $5,342 $5,728 $6,151 $6,573 $7,001
Earnings per Share.......    3.28      2.93     3.72   4.43   5.40   5.97   6.88

          CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

  Certain matters discussed herein are forward-looking statements that involve risks and uncertainties. Forward-looking statements include the information set forth above concerning the Preliminary 1997 Budget, the 1997 Budget and the August Projections (together, the "Projections"). Such information has been included in this Proxy Statement for the limited purpose of giving the Company's shareholders access to financial projections by the Company's management that were made available to Purchaser. Such information was prepared by the Company's management for internal use and not with a view to publication. The foregoing budget information and Projections were based on assumptions concerning the Company's products and business prospects in 1997 through 2002, including the assumption that the Company would continue to operate under the same ownership structure as then existed. The budget information and Projections were also based on other revenue and operating assumptions. Information of this type is based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. Accordingly, there can be no assurance that the projected results would be realized or that actual results would not be significantly higher or lower than those set forth above. In addition, neither the budget information nor the Projections were prepared with a view to public disclosure or compliance with the published guidelines of the Commission or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts and are included in this Proxy Statement only because such information was made available to Purchaser by the Company. Neither Purchaser's nor the Company's independent accountants have examined, compiled or applied any agreed upon procedures to this information and, accordingly, assume no responsibility for this information. Neither Purchaser nor the Company nor any other party assumes any responsibility for the accuracy or validity of the foregoing projections.

                              OWNERSHIP OF SHARES

  The following table presents information provided to the Company as to the beneficial ownership of the Company's Shares, as of October 15, 1997 by persons holding 5% or more of such Shares:

    NAME AND ADDRESS        NUMBER OF SHARES NATURE OF OWNERSHIP PERCENTAGE OF CLASS
    ----------------        ---------------- ------------------- -------------------
   Rhone-Poulenc S.A.
   25, Quai Paul Doumer
   92408 Courbevoie Cedex,
   France..................   141,222,394          Direct               98.53%

  The following table shows, for each director and each executive officer of the Company, and for all directors and executive officers of the Company as a group, the total number of Shares beneficially owned as of October 15, 1997, and the nature of such beneficial ownership. Beneficial ownership includes, among other things, the right to acquire shares within sixty (60) days through the exercise of an option. Total ownership represents less than two percent of the outstanding shares.

                                                             NUMBER OF SHARES
                                                                SUBJECT TO
                                            NUMBER OF SHARES OPTIONS ISSUED BY
 NAME OF BENEFICIAL OWNER                    OWNED DIRECTLY     THE COMPANY
 ------------------------                   ---------------- -----------------
Alain Audubert.............................          0              6,685
Jean-Jacques Bertrand......................      3,267             52,072
John Bond..................................          0              2,957
Robert E. Cawthorn.........................          0            343,619
Richard T. Collier.........................          0             22,929
Stephen P. Connelly........................          0             45,645
Michel de Rosen............................          0            151,111
Richard Forrest............................          0             70,256
Dale F. Frey...............................          0              4,000
Manfred E. Karobath, M.D. .................          0            110,993
Hadia Lefavre..............................          0              1,251
John D. Michelmore.........................          0             62,155
Bernard Reculeau...........................          0             64,172
James S. Riepe.............................          0             10,000
Timothy G. Rothwell........................          0             15,702
All Executive Officers and Directors as a
 Group
 (23 in number)............................      3,267            963,547

  Pursuant to the terms of the Company's various stock option plans which have been approved by the shareholders, directors, upon election to the Board, receive an option to purchase 20,000 Shares at a price equal to the market price on the date of grant. These options become exercisable during service as a director at the rate of 20% of the Shares on each of the first five anniversaries of the date of grant.

SHARE OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND MERGER SUBSIDIARY

  As set forth in "THE MERGER--Interests of Certain Persons in the Merger" certain directors and executive officers of the Company are also directors and executive officers of Purchaser and Merger Subsidiary. No director or executive officer of Purchaser or Merger Subsidiary owns any Shares.

                   TRANSACTIONS BY CERTAIN PERSONS IN SHARES

  Purchaser has effected the following transactions in Shares during the past 60 days:

                           AMOUNT     PRICE
DATE                     OF SHARES  PER SHARE        PLACE OF TRADE                 TYPE OF TRADE
----                     ---------- --------- ---------------------------- --------------------------------
July 15, 1997...........      6,000  $32.125          Private sale         Sale pursuant to option exercise
July 30, 1997...........      1,000  $32.125          Private sale         Sale pursuant to option exercise
August 26, 1997.........     10,000  $57.00           Private sale         Sale pursuant to option exercise
September 8, 1997.......      6,000  $32.125          Private sale         Sale pursuant to option exercise
September 8, 1997.......    132,000  $42.00           Private sale         Sale pursuant to option exercise
September 8, 1997.......     96,000  $45.00           Private sale         Sale pursuant to option exercise
September 8, 1997.......    106,000  $57.00           Private sale         Sale pursuant to option exercise
September 16, 1997......     11,000  $45.00           Private sale         Sale pursuant to option exercise
September 19, 1997......      4,000  $45.00           Private sale         Sale pursuant to option exercise
September 22, 1997......     12,000  $45.00           Private sale         Sale pursuant to option exercise
September 23, 1997......    129,850  $32.125          Private sale         Sale pursuant to option exercise
September 23, 1997......    334,500  $42.00           Private sale         Sale pursuant to option exercise
September 23, 1997......    612,000  $57.00           Private sale         Sale pursuant to option exercise
September 23, 1997......    626,000  $45.00           Private sale         Sale pursuant to option exercise
October 1, 1997......... 46,138,374  $97.00   c/o Chase Mellon Shareholder Purchase pursuant to the Offer
                                              Services, L.L.C., Depositary

  The Company has not effected any transactions in Shares during the past 60 days. To the best of the Company's knowledge, other than officers or directors who may have tendered Shares in the Offer, no officer or director of the Company has effected any transaction in Shares during the past 60 days. According to Purchaser's records, since January 1, 1995, the Company and Purchaser have purchased the following number of Shares at the following average price per Share:

                                       COMPANY                PURCHASER
                               ----------------------- ------------------------
                               NUMBER OF AVERAGE PRICE NUMBER OF  AVERAGE PRICE
                                SHARES     PER SHARE     SHARES     PER SHARE
                               --------- ------------- ---------- -------------
1995:
  First Quarter...............      264    $63.0000        45,800    $40.76
  Second Quarter..............        0      0.0000        72,000     41.28
  Third Quarter...............        0      0.0000        25,000     44.87
  Fourth Quarter..............      237     49.0042       185,585     48.66
1996:
  First Quarter...............    1,511    $59.5071       207,500    $59.38
  Second Quarter..............    3,143     64.5041       781,500     59.78
  Third Quarter...............      192     71.3958             0      0.00
  Fourth Quarter..............      102     75.3297     1,406,337     72.69
1997:
  First Quarter...............      728    $71.6250             0    $ 0.00
  Second Quarter..............  171,035     74.0218       531,436     77.58
  Third Quarter...............        0      0.0000             0      0.00
  Fourth Quarter (through
   October 24, 1997)..........        0      0.0000    46,138,374     97.00

                          RELATED PARTY TRANSACTIONS

  Purchaser and its affiliates manage their cash separately. In certain large countries such as the United States, France, the United Kingdom and Germany, the local entities have access to Purchaser's cash pooling arrangements whereby they can, at their own request, lend to or borrow from Purchaser at market terms and conditions. Amounts receivable from Purchaser and affiliates totaled $48.9 million and $61.3 million at December 31, 1996 and 1995, respectively. The 1996 balance included $6.3 million of accounts receivable from sales of products and services to Purchaser (1995: $8.5 million) and $39.4 million classified as other current assets (1995: $36.8 million). Accounts payable related to purchase of materials and services from Purchaser and affiliates were $16.8 million at December 31, 1996 (1995: $12.2 million); accrued and other liabilities due to Purchaser at December 31, 1996 were $30.0 million (1995: $20.9 million). In 1996, sales to Purchaser and affiliates were $31.3 million (1995: $31.1 million). Materials purchased from Purchaser totaled $38.7 million in 1996 (1995: $41.4 million). At December 31, 1996, debt to Purchaser and affiliates totaled $259.8 million (1995: $653.0 million). Interest expense incurred with respect to Purchaser indebtedness in 1996 was $22.3 million (1995: $12.4 million). In addition, Purchaser provides the Company with a $500.0 million medium-term currency facility, with interest based on LIBOR plus a margin, and has guaranteed certain obligations of the Company under certain joint ventures.

  Purchaser charges the Company for expenses incurred on its behalf, including research, data processing, insurance, legal, tax, advertising, public relations and management fees. Such charges are reflected in the financial statements and amounted to approximately $24.0 million in 1996 (1995: $23.6 million). Purchaser believes that the expenses so charged are representative of amounts that the Company would have incurred if it had been operated as an unaffiliated entity.

  In 1995, the Company acquired from Purchaser the businesses of Cooperation Pharmaceutique Francaise ("Cooper"), primarily in France, and a pharmaceuticals business in Brazil for cash and preferred stock of a subsidiary of the Company aggregating approximately $273.2 million. The preferred shares, accounted for as minority interest in other liabilities, have a liquidation preference of approximately FF645.0 million (approximately $123.1 million) and pay dividends of 7.5% per annum on a stated value of FF145.0 million. The acquisition agreements call for potential adjustments to the purchase price of the businesses based on several factors, including earnings performance.

  In December 1995, the Company issued $500.0 million of undated capital equity notes to Purchaser. The notes have a liquidation preference that ranks senior to the Shares, but junior to all existing and future Company preferred stock. Semiannual remuneration on the unpaid principal balance of the equity notes is based on LIBOR plus a margin and was approximately $35.2 million in 1996. The capital equity notes are redeemable only at the Company's option, but not earlier than five years after issuance, subject to certain exceptions.

  In addition, the Company has entered into various licensing and confidentiality agreements with Purchaser and its affiliates regarding certain intellectual property rights.

  In the ordinary course of their businesses, Purchaser and the Company engage in a variety of commercial and financial transactions with several of the companies (and/or their affiliates) which are represented on the Purchaser Board (such as the Banque Nationale de Paris, Credit Lyonnais, Credit Suisse First Boston, Fiat and Societe Generale). These commercial and financial transactions are conducted on an arm's-length basis in accordance with the Purchaser's standard business practices.

           MANAGEMENT OF PURCHASER, MERGER SUBSIDIARY AND THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

  The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is Rhone-Poulenc S.A., 25, quai Paul Doumer, 92408 Courbevoie Cedex, France. Unless otherwise indicated, each such person is a citizen of France.

 Directors

  Purchaser's current directors and certain biographical information concerning such individuals are set forth below.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
       NAME, CITIZENSHIP AND          MATERIAL POSITIONS HELD DURING THE PAST
      CURRENT BUSINESS ADDRESS       FIVE YEARS AND BUSINESS ADDRESSES THEREOF
      ------------------------      -------------------------------------------
 Jean-Rene Fourtou................  Director, Chairman of the Board and Chief
                                    Executive Officer of Rhone-Poulenc S.A.
                                    (since 1986); Director of Rhone-Poulenc
                                    Japan, Rhone-Poulenc Limited, Rhone-Poulenc
                                    Quimica S.A., Air France, The Equitable,
                                    Axa Assurances Iard, Axa Assurance Vie
                                    Mutuelle, Axa Assurance Vie, Axa Iard
                                    Mutuelle, Midi Participations, Assurance
                                    Iard Mutuelle, Alpha Assurance Vie, Alpha
                                    Assurance Vie Mutuelle, Uni Europe
                                    Assurance Mutuelle, Schneider S.A., Societe
                                    Generale and Pernod Ricard; Vice-President of the Supervisory Board of Axa UAP; Member of the Supervisory Board of Gerot Holding
                                    A.G. and the Supervisory Board of Casino.

 Jean-Marc Bruel..................  Director of Rhone-Poulenc S.A. (since
                                    December 1993), Institut Merieux S.A.,
                                    Rhone-Poulenc Rorer Inc., Rhone-Poulenc
                                    Japan, Rhone Poulenc Quimica, Sita, V.E.V.,
                                    Wilson Gestion and Ecole Centrale des Arts et des Manufactures de Paris; Vice Chairman of Rhone-Poulenc (supervises Quality, Safety and Environmental Protection, Industrialization and South American and Asian-Pacific operations) (since November
                                    1992); Chairman of Rhone-Poulenc China and
                                    Fondation Vilette-Entreprises; Member of the Supervisory Board of Banque Paribas and the Executive Committee of Institut de Protection et de Surete Nucleaire.

 Serge Kampf......................  Director of Rhone-Poulenc S.A. (since March
  c/o Cap Gemini Sogeti             1993), Cap Gemini America (U.S.A.), Cap
  11, rue Tilsit                    Gemini Holding Inc. (U.S.A.), Gemini
  75017 Paris, France               Consulting Holding Ltd (U.K.), Hoskyns
                                    Group plc (U.K.), Cap Gemini France S.A.,
                                    Cap Gemini Telecom S.A. and Gemini
                                    Consulting Holding S.A.; Chairman and Chief
                                    Executive Officer of Cap Gemini Sogeti
                                    (business management consulting) (since
                                    January 1975); Chief Executive Officer of
                                    Cap Gemini (Switzerland) S.A., Gemini
                                    Consulting Holding BV, Gemini Consulting
                                    Inc. (Delaware) and Cap Gemini Service
                                    S.A.; Managing Director of Cap Gemini
                                    Europe BV and Cap Gemini Benelux BV; Cap
                                    Gemini S.A.'s representative on the Board of Cap Gemini Universite S.A. and the Board of Cap Gemini Innovation S.A.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
       NAME, CITIZENSHIP AND          MATERIAL POSITIONS HELD DURING THE PAST
      CURRENT BUSINESS ADDRESS       FIVE YEARS AND BUSINESS ADDRESSES THEREOF
      ------------------------      -------------------------------------------
 Alain Merieux....................  Director of Rhone-Poulenc S.A. (since
  c/o Institut Merieux S.A.         1986), Compagnie Generale d'Industrie et de
  17, rue Bourgelat                 Participation S.A. and Compagnie Plastic
  69002 Lyon, France                Omnium S.A.; Chairman and Chief Executive
                                    Officer of Institut Merieux S.A. (research and development in biology, medicine and pharmaceuticals) (since July 1965),
                                    Biomerieux S.A., Biomerieux Alliance S.A.

 Didier Pineau-Valencienne........  Director of Rhone-Poulenc S.A. (since
  c/o Schneider S.A.                January 1997), Compagnie Generale
  64-70, avenue J.B. Clement        d'Industrie et de Participation (CGIP)
  92646 Boulogne-Billancourt        (since 1992), Equitable (USA) (since 1991)
 Cedex,  France                     and Sema Group plc (United Kingdom) (since
                                    1990); Chairman and Chief Executive Officer of Schneider S.A. (industrial/electric)
                                    (since 1981), Schneider Electric S.A. and
                                    Square D; Member of the European Advisory
                                    Board of Bankers Trust Company (USA) (since
                                    1990), the Advisory Board of Booz Allen &
                                    Hamilton (since 1992), the Supervisory
                                    Committee of AXA-UAP (since 1990), the
                                    Supervisory Board of Banque Paribas (since
                                    1989) and the Advisory Committee of Banque de France (since 1989).

 Michel Renault...................  Director of Rhone-Poulenc S.A. (since March
  c/o Credit Lyonnais               1993), Aerospatiale, Albatros
  19, boulevard des Italiens        Investissement, Bertrand Faure, D.M.C.
  75001 Paris, France               (Dollfus Mieg & Cie) and V.E.V. S.A.; Chief
                                    Executive Officer of Credit Lyonnais
                                    (banking) (since September 1992); Chairman of Slivam, Consortium Auxiliaire de
                                    Participations, Credit Lyonnais Europe
                                    S.A., Credit Lyonnais Espana (since 1995) and the Supervisory Board of Bfg Bank A.G.
                                    (since 1995); Credit Lyonnais'
                                    representative on the Board of Clinvest, the Board of Credito Bergamasco (since
                                    1995), the Board of Groupe Flo and the
                                    Supervisory Board of Lagardere Groupe.

 Assurances Generales de France,
 represented by Antoine Jeancourt-
 Galignani .......................  Assurances Generales de France: Director of
  c/o Assurances Generales de       Rhone-Poulenc S.A (since March 1993), AGF-
 France                             IART (since June 1996), Comptoir des
  87, rue de Richelieu              Entrepreneurs (since June 1996), Eustache
  75060 Paris Cedex 02, France      (since February 1997), AGF 2X (since 1997)
                                    and Credit National (since 1997); Member of the Supervisory Board of Euler (since
                                    November 1996) and the Supervisory Board of
                                    Worms & Cie (since December 1995).
                                    Antoine Jeancourt-Galignani: Assurances
                                    Generales de France's representative on the Board of Rhone-Poulenc (since February
                                    1994), the Board of Credit National and the Board of Euler; Chairman and Chief
                                    Executive Officer of Assurances Generales de France (insurance) (since January 1994),
                                    Chairman and Chief Executive Officer of
                                    Banque Indosuez (1979-1993), AGF
                                    International, AGF-IART, AGF-Vie and
                                    Compagnie Financiere du Phenix; Director of
                                    Bouygues, Societe Generale, Total, and
                                    Kaufman and Broad Home Corporation Los
                                    Angeles; Chairman of the Supervisory Board of Euro Disney SCA; Member of the
                                    Supervisory Board of Compagnie Financiere de Paribas, the Supervisory Board of Aachener u. Munchener (AMB), Aix la
                                    Chapelle and the Supervisory Board of
                                    Pinault-Printemps-Redoute.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
       NAME, CITIZENSHIP AND          MATERIAL POSITIONS HELD DURING THE PAST
      CURRENT BUSINESS ADDRESS       FIVE YEARS AND BUSINESS ADDRESSES THEREOF
      ------------------------      -------------------------------------------
 Banque Nationale de Paris,
 represented by Baudouin Prot.....  Banque National de Paris: Director of
  c/o Banque Nationale de Paris     Rhone-Poulenc S.A. (Since April 1994),
  16, boulevard des Italiens        Director and Member of the Supervisory
  75009 Paris, France               Board of a large number of companies.
                                    Baudouin Prot: Banque Nationale de Paris' representative on the Board of Rhone-
                                    Poulenc S.A. (since December 1996);
                                    President of Banque Nationale de Paris
                                    (banking) (since September 1996); Chairman of the Board of Compagnie Immobiliere de
                                    France; Chairman of the Supervisory Board of Meunier Promotion; Director of Banque
                                    Nationale de paris Inercontinentale, BNP
                                    U.K. Holdings Limited, Pechiney and Banque de Bretagne; Member of the Supervisory
                                    Board and Banque pour L'Expansion
                                    Industrielle (Banexi); Banque Nationale de
                                    Paris' representative on the Board of Lucia and the Supervisory Board of Accor.

 Credit Suisse First Boston, a
 Swiss corporation, represented by
 Rudolph Hug......................  Credit Suisse First Boston: Director of
  c/o Credit Suisse                 Rhone-Poulenc S.A. (since December 1993).
  Uetlbergstrasse 231
  8001 Zurich, Switzerland          Rudolph Hug: Director of Rhone-Poulenc S.A.
                                    (since December 1993); President of Credit
                                    Suisse (through 1996); Director of Credit
                                    Suisse First Boston Aktiengesellschaft
                                    Frankfurt, Krupp Hoesch Maschinenbau GmbH
                                    Essen, Siemens Beteiligungen AG Zurich,
                                    Societe Internationale Pirelli S.A. Bale,
                                    Societe Internationale SaintGobain Fribourg and Sulzer S.A. Winterthour; Member of the
                                    Executive Board and Credit Suisse Zurich
                                    (banking) (since 1987); President of Credit
                                    Suisse (Luxembourg) S.A. Luxembourg, Credit
                                    Suisse First Boston Canada Toronto and
                                    Credit Suisse First Boston (Moscow) Limited
                                    Moscow.

 Fiat France S.A., represented by
 Giorgio Frasca...................  Fiat France S.A.: Director of Rhone-Poulenc
  c/o Societe Fiat France           S.A. (since December 1993) and Europ
  140, avenue des Champs-Elysees    Assistance S.A.
  75008 Paris, France               Giorgio Frasca: Fiat France S.A.'s
                                    representative on the Board of Europ
                                    Assistance S.A. (since 1994) and the Board of Rhone-Poulenc S.A. (since December
                                    1993); Chairman and Chief Executive Officer of Fiat France S.A. (automobiles) (since
                                    1984) and Iveco France S.A.; Director of Le
                                    Continent & Le Continent Vie, Magneti
                                    Marelli France, Saint Louis and Ufima; La
                                    Stampa S.p.A.'s representative on the Board of Le Monde Presse S.A.; Member of the
                                    Coordination Committee of Fiat S.p.A.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
       NAME, CITIZENSHIP AND          MATERIAL POSITIONS HELD DURING THE PAST
      CURRENT BUSINESS ADDRESS       FIVE YEARS AND BUSINESS ADDRESSES THEREOF
      ------------------------      -------------------------------------------
 Societe Financiere et
 Immobiliere, Marcel Dassault,
 represented by Philippe            Financiere et Immobiliere Marcel
 Hustache.........................  Dassault: Director of Rhone-Poulenc S.A.
  c/o Societe Financiere et         (since April 1994), Electriciteet Eaux de
 Immobiliere  Marcel Dassault       Madagascar and Genset.
  9, rond-point des Champs-Elysees
  75008 Paris, France               Philippe Hustache: Director of Rhone-
                                    Poulenc S.A. (since June 1995); President and Director of Societe Financiere et
                                    Immobiliere Marcel Dassault (real estate management) (since April 1994); Chief
                                    Executive Officer of EIF Aquitaine S.A.
                                    (1988-1994); Director of Transgene, Banque
                                    Odier Bungener Courvoisier (OBC), Sanofi,
                                    Societe Centrale d'Investissement (SCI),
                                    Dassault Electronique, Banque Vernes and
                                    Compagnie Nationale Porte-Feuille (CNP)
                                    Belgium; Societe Financiere et Immobiliere
                                    Marcel Dassault's representative on the
                                    Board of Kapt and Kapt Aquitaine.

 Societe Generale, represented by
 Marc Vienot......................  Societe Generale: Director of Rhone-Poulenc
  c/o Societe Generale              S.A. (since December 1993), Bertrand Faure,
  Tour Societe Generale             Credit General Industriel, Europe Computer
  92972 Paris La Defense Cedex,     Systeme Finextel, Union Immobiliere de
  France                            France, Genefim, Klepierre, Salvepar,
                                    Sefimeg, Silic and TF1; Member of the
                                    Supervisory Board of Accor, the Supervisory
                                    Board of Siparex and the Supervisory Board of Worms & Cie.
                                    Marc Vienot: Societe Generale's
                                    representative on the Board of Rhone-
                                    Poulenc S.A. (since December 1993);
                                    Chairman and Chief Executive Officer of
                                    Societe Generale (banking) (since 1986);
                                    Director of Association Francaise des
                                    Banques, Association Francaise des
                                    Entreprises Privees, Alcatel Alsthom,
                                    Association Nationale des Societes par
                                    Actions (A.N.S.A.), Compagnie Generale des
                                    Eaux, Havas and Societe Generale Marocaine de Banques; Societe Generale's representative on the Board of TF1; Member of Conseil National du Credit.

 Jean Eldin.......................  Director of Rhone-Poulenc S.A. (since June
                                    1994); Employee of Rhone-Poulenc S.A.
                                    (since 1953).

 Pierre Houche....................  Director of Rhone-Poulenc S.A. (since June
                                    1994); Employee of Rhone-Poulenc S.A.
                                    (since 1970).

 Alain Magnanelli.................  Director of Rhone-Poulenc S.A. (since June
                                    1994); Employee of Rhone-Poulenc S.A.
                                    (since 1961).

 Executive Officers

  Purchaser's current executive officers and certain biographical information concerning such individuals are set forth below.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
       NAME, CITIZENSHIP AND          MATERIAL POSITIONS HELD DURING THE PAST
      CURRENT BUSINESS ADDRESS       FIVE YEARS AND BUSINESS ADDRESSES THEREOF
      ------------------------      -------------------------------------------
 Jean-Rene Fourtou................  Director, Chairman of the Board and Chief
                                    Executive Officer of Rhone-Poulenc S.A.
                                    (since 1986); Director of Rhone-Poulenc
                                    Japan, Rhone-Poulenc Limited, Rhone-Poulenc
                                    Quimica S.A., Air France, The Equitable,
                                    Axa Assurances Iard, Axa Assurance Vie
                                    Mutuelle, Axa Assurance Vie, Axa Iard
                                    Mutuelle, Midi Participations, Assurance
                                    Iard Mutuelle, Alpha Assurance Vie, Alpha
                                    Assurance Vie Mutuelle, Uni Europe
                                    Assurance Mutuelle, Schneider S.A., Societe
                                    Generale and Pernod Ricard; Vice-President of the Supervisory Board of Axa UAP; Member of the Supervisory Board of Gerot Holding
                                    A.G. and the Supervisory Board of Casino.

 Jean-Marc Bruel..................  Director of Rhone-Poulenc S.A. (since
                                    December 1993), Institut Merieux S.A.,
                                    Rhone-Poulenc Rorer Inc., Rhone-Poulenc
                                    Japan, Rhone Poulenc Quimica, Sita, V.E.V.,
                                    Wilson Gestion and Ecole Centrale des Arts et des Manufactures de Paris; Vice Chairman of Rhone-Poulenc (supervises Quality, Safety and Environmental Protection, Industrialization and South American and Asian-Pacific operations) (since November
                                    1992); Chairman of Rhone-Poulenc China and
                                    Fondation Vilette-Entreprises; Member of the Supervisory Board of Banque Paribas and the Executive Committee of Institut de Protection et de Surete Nucleaire.

 Phippe Desmarescaux..............  Group President (since December 1992), supervises the Chemical segment, Research and Development and North American operations (since January 1995); Chairman and Director of Rhone Poulenc Inc.; Director of Rhone-Poulenc Japan, Groupe Seb S.A., SNPE, Societe Francaise de Chimie and Universite Catholique de Lyon; Chairman of the Board of Institut de Chimie et de Physique de Lyon and the Board of Ecole Normale Superieure de Lyon; Vice-Chairman of Ecole de Chimie, Physique and Electronique de Lyon.

 Alain Godard.....................  Chairman of Animal and Plant Health segment
                                    (January 1997); Chief Executive Officer,
                                    Agro Segment (1992-1996); Director of
                                    Rhone-Poulenc Animal Nutrition, Merial,
                                    Centre de Cooperation Internationale en
                                    Recherche Agronomique pour le Developpement and Institut National de la Recherche Agronomique.

 Igor Landau......................  Group President. (Supervises the
                                    Pharmaceuticals segment, Corporate
                                    Communication and operations in the
                                    European Union and the European Free Trade
                                    Association) (since December 1992);
                                    Director of Rhone-Poulenc Rorer, Pasteur
                                    Merieux Serums & Vaccins Institut Merieux;
                                    Member of the Supervisory Board of Rhodia
                                    AG, Institut de Developpement Industriel and Rhone-Poulenc Limited.

 Rene Penisson....................  Group Senior Vice President Human Resources
                                    (since 1990); Director of Rhone-Poulenc
                                    Fibres & Polymeres S.A. (since 1994) and
                                    Rhone-Poulenc Japan, Ltd.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
       NAME, CITIZENSHIP AND          MATERIAL POSITIONS HELD DURING THE PAST
      CURRENT BUSINESS ADDRESS       FIVE YEARS AND BUSINESS ADDRESSES THEREOF
      ------------------------      -------------------------------------------
 Martin Pinot.....................  Executive Vice President of the Chemical
                                    segment and President of the segment's
                                    European Zone (since March 1997), President of Fibers and Polymers segment (1993-
                                    February 1997).

 Michel de Rosen..................  Chairman of Rhone-Poulenc Rorer Inc. (since
  c/o Rhone-Poulenc Rorer Inc.      1996); Chief Executive Officer of Rhone-
  500 Arcola Road                   Poulenc Rorer Inc. (since 1995), President
  Collegeville, Pennsylvania        of Rhone-Poulenc Rorer Inc. (1993-1996),
  19426-0107                        President of Fibers and Polymers Segment
                                    (1988-1993).

 Jean-Pierre Tirouflet............  Group Executive Vice President (since
                                    November 1992); President of the Fibers and
                                    Polymers segment, Group Finance, Corporate
                                    Strategy and Development, Control,
                                    Information Systems and Legal Functions, and International Affairs, the Garden Care division and operations in Central and Eastern Europe and the CIS; Director of Rhone-Poulenc Fibres & Polymeres, Rhone-Poulenc Inc., Rhone-Poulenc Chemicals Asia Pacific Pte Ltd, Rhone-Poulenc Rorer Inc., Rhone-Poulenc Viscosuisse (starting
                                    September 1997), Institut Merieux (since
                                    April 1994) and Objectif Rendement (since
                                    June 1986); Member of Supervisory Board of
                                    Cecar (since December 1993), Supervisory
                                    Board of Cap Gemini (since May 1996) and
                                    Supervisory Board of Indosuez (since March
                                    1996).

DIRECTORS AND EXECUTIVE OFFICERS OF MERGER SUBSIDIARY

  The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Merger Subsidiary. Unless otherwise indicated, the current business address of each person is c/o Rhone-Poulenc S.A., 25, quai Paul Doumer, 92408 Courbevoie Cedex, France.

 Directors

  Merger Subsidiary's current director and certain biographical information concerning such individual is set forth below.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
         NAME, CITIZENSHIP            MATERIAL POSITIONS HELD DURING THE PAST
    AND CURRENT BUSINESS ADDRESS     FIVE YEARS AND BUSINESS ADDRESSES THEREOF
    ----------------------------    -------------------------------------------
 Igor Landau......................  Sole Director; Group President of Purchaser
                                    (since December 1992); Director of Rhone-
                                    Poulenc Rorer, Pasteur Merieux Serums &
                                    Vaccins, Institut Merieux; Member of the
                                    Supervisory Board of Rhodia AG, Institut de
                                    Developpement Industriel and Rhone-Poulenc
                                    Limited. Citizen of France.

 Executive Officers

  Merger Subsidiary's current executive officers and certain biographical information concerning such individuals are set forth below.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
         NAME, CITIZENSHIP            MATERIAL POSITIONS HELD DURING THE PAST
    AND CURRENT BUSINESS ADDRESS     FIVE YEARS AND BUSINESS ADDRESSES THEREOF
    ----------------------------    -------------------------------------------
 Igor Landau......................  President; Group President of Purchaser
                                    (since December 1992); Director of Rhone-
                                    Poulenc Rorer, Pasteur Merieux Serums &
                                    Vaccins, Institut Merieux; Member of the
                                    Supervisory Board of Rhodia AG, Institut de
                                    Developpement Industriel and Rhone-Poulenc
                                    Limited. Citizen of France.

 Harold Frederick Boardman, Jr. ..  Secretary and Treasurer; Executive Vice
                                    President and General Counsel of Rhone-
                                    Poulenc Inc. (since February 1996); Vice
                                    President and General Counsel of Hoffman
                                    LaRoche Inc. (since January 1989). Citizen of the United States of America.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

  The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of the Company. Unless otherwise indicated, the current business address of each person is Rhone-Poulenc Rorer Inc., 500 Arcola Road, Collegeville, Pennsylvania 19426.

 Directors

  The Company's current directors and certain biographical information concerning such individuals are set forth below.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                      MATERIAL POSITIONS HELD DURING THE PAST
              NAME AND               FIVE YEARS AND BUSINESS ADDRESSES THEREOF;
      CURRENT BUSINESS ADDRESS                      CITIZENSHIP
      ------------------------      -------------------------------------------
 Jean-Marc Bruel..................  Director of Rhone-Poulenc Rorer Inc. (since
  c/o Rhone-Poulenc S.A.            1990), Institut Merieux S.A., Rhone-Poulenc
  25, quai Paul Doumer              S.A., Rhone-Poulenc Japan, Rhone-Poulenc
  92408 Courbevoie Cedex, France    Quimica, Sita, V.E.V., Wilson Gestion and
                                    Ecole Centrale des Arts et des Manufactures de Paris; Vice Chairman of Rhone-Poulenc
                                    (supervises Quality, Safety and
                                    Environmental Protection, Industrialization and South American and Asian-Pacific operations) (since November 1992); Chairman of Rhone-Poulenc China and Fondation
                                    Vilette-Entreprises; Member of the
                                    Supervisory Board of Banque Paribas and the
                                    Executive Committee of Institut de
                                    Protection et de Surete Nucleaire. Citizen of France.

 Charles-Henri Filippi............  Director of Rhone-Poulenc Rorer Inc. (since
  c/o Credit Commercial de France   1990); Managing Director in Charge of
  103 av. des Champs Elysees        Investment Banking (since 1995), Senior
  75419 Paris Cedex 08, France      Executive Vice President (since 1993) and
                                    Executive Vice President in Charge of Large
                                    Enterprises (1989-1993), Credit Commercial de France. Citizen of France.

 Manfred E. Karobath, M.D. .......  Director of Rhone-Poulenc Rorer Inc. (since
  c/o Rhone-Poulenc Rorer           1994); Executive Vice President (since
  13, quai Jules Guesde BP14        1996) and Senior Vice President (1992-1996)
  Vitry Sur Seine Cedex             of Rhone-Poulenc Rorer Inc. and President
  94403 France                      of Rhone-Poulenc Rorer Inc. Research &
                                    Development since 1992; Director of
                                    Research & Development Switzerland of
                                    Sandoz Pharma Ltd. (1989-1992); and
                                    Director of Pasteur Merieux Serums &
                                    Vaccines and Centeon L.L.C. Citizen of
                                    Austria.

 James S. Riepe...................  Director of Rhone-Poulenc Rorer Inc. (since
  c/o T. Rowe Price Associates,     1982); Managing Director (since 1989) of T.
  Inc.                              Rowe Price Associates, Inc., an investment
  100 East Pratt Street             management firm; and Director of T. Rowe
  Baltimore, MD 21202               Price Associates, Inc. and various T. Rowe
                                    Price-sponsored mutual funds. Citizen of the United States of America.

 Timothy G. Rothwell..............  Director of Rhone-Poulenc Rorer Inc. (since
                                    1996); President (since 1996), Executive
                                    Vice President and President,
                                    Pharmaceutical Operations (since 1995) of
                                    Rhone-Poulenc Rorer Inc; and Chief
                                    Executive Officer and President of the US pharmaceutical business of Sandoz Pharmaceuticals from 1992 to 1994 and Senior Vice President of Worldwide Business Development and Licensing from 1994 to 1995. Citizen of United States of America.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                      MATERIAL POSITIONS HELD DURING THE PAST
              NAME AND               FIVE YEARS AND BUSINESS ADDRESSES THEREOF;
      CURRENT BUSINESS ADDRESS                      CITIZENSHIP
      ------------------------      -------------------------------------------
 Eric J. Topol, M.D. .............  Director of Rhone-Poulenc Rorer Inc. (since
  c/o The Cleveland Clinic          1997); Chairman of the Department of
  Foundation                        Cardiology, The Cleveland Clinic Foundation
  Department of Cardiology, #F25    and Co-Director, The Cleveland Clinic Heart
  9500 Euclid Avenue                Center since 1991. Citizen of the United
  Cleveland, OH 44195               States of America.

 Robert E. Cawthorn...............  Director of Rhone-Poulenc Rorer Inc. (since
  c/o Global Health Care Partners,  1984); Chairman Emeritus (since 1996),
  DLJ Merchant Banking Partners     Chairman (1986-1996), Chief Executive
  401 City Line Avenue, Suite 110   Officer (1985-1995) President (1984-1991),
  Bala Cynwyd, PA 19004-1122        and Executive Vice President (1982-1984) of
                                    Rhone-Poulenc Rorer Inc; Managing Director,
                                    Global Health Care Partners, a unit of DLJ
                                    Merchant Banking Partners, L.P; and
                                    Director of Sun Company, the Vanguard Group of Investment Companies and Westinghouse
                                    Electric Corporation. Citizen of the United
                                    Kingdom.

 Prof. Claude Helene..............  Director of Rhone-Poulenc Rorer Inc. (since
  c/o Rhone-Poulenc S.A.            1990); Senior Vice President and Directeur
  25, quai Paul Doumer              Scientifique of Rhone-Poulenc since 1990;
  92408 Courbevoie Cedex, France    Professeur at the Musee National D'Histoire
                                    Naturelle (Paris, France) since 1976;
                                    Director of a Research Center of Institut
                                    National de la Sante et de la Recherche
                                    Medicale (1980-1992); and member of the
                                    French Academy of Sciences. Citizen of
                                    France.

 Jean-Jacques Bertrand............  Director of Rhone-Poulenc Rorer Inc. (since
  c/o Pasteur Merieux Serums &      1990); Chairman & Chief Executive Officer
   Vaccines                         (since 1995) and Vice Chairman & CEO (in
  58, Avenue Leclerc                1994) of Pasteur Merieux Serums and
  BP 7046                           Vaccines; Executive Vice President of
  69348 Lyon Cedex 07, France       Rhone-Poulenc Rorer Inc. (1990-1993); and
                                    President, Worldwide Pharmaceutical
                                    Operations of Rhone-Poulenc Sante (1987-
                                    1990). Citizen of France.

 Michel de Rosen..................  Director (since 1993), Chairman (since
                                    1996) and Chief Executive Officer (since
                                    1995) of Rhone-Poulenc Rorer Inc; President of Rhone-Poulenc Rorer Inc. (1993-1996), President of Fibers and Polymers Segment of Rhone-Poulenc S.A. (1988-1993). Citizen of France.

 Dale F. Frey.....................  Director of Rhone-Poulenc Rorer Inc. (since
  c/o The Michael Allen Company     1996); Retired Chairman and Chief Executive
  One Gorham Island                 Officer, General Electric Investment
  Westport, CT 06880                Corporation (1984-1996), Vice President and
                                    Treasurer, General Electric Corporation
                                    (1980-1984, 1986-1994); and Director of
                                    USF&G Corporation, Praxair, Inc.,
                                    Doubletree Corp., First American Financial and Reacon Properties Corporation. Citizen of the United States of America.

 Igor Landau......................  Director of Rhone-Poulenc Rorer Inc. (since
  c/o Rhone-Poulenc S.A.            1990); Group President of Rhone-Poulenc
  25, quai Paul Doumer              S.A. (Supervises the Pharmaceuticals
  92400 Courbevoie Cedex, France    segment, Corporate Communication and
                                    operations in the European Union and the European Free Trade Association) (since
                                    December 1992); Director of Pasteur Merieux
                                    Serums & Vaccins Institut Merieux; Member of the Supervisory Board of Rhodia AG,
                                    Institut de Developpement Industriel and
                                    Rhone-Poulenc Limited. Citizen of France.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                      MATERIAL POSITIONS HELD DURING THE PAST
              NAME AND               FIVE YEARS AND BUSINESS ADDRESSES THEREOF;
      CURRENT BUSINESS ADDRESS                      CITIZENSHIP
      ------------------------      -------------------------------------------
 Jean-Pierre Tirouflet............  Director of Rhone-Poulenc Rorer Inc. (since
                                    1990); Group Executive Vice President of
                                    Rhone-Poulenc S.A. (since November 1992);
                                    President of the Fibers and Polymers
                                    segment, Group Finance, Corporate Strategy and Development, Control, Information
                                    Systems and Legal Functions, and
                                    International Affairs, the Garden Care
                                    division and operations in Central and
                                    Eastern Europe and the CIS; Director of
                                    Rhone-Poulenc Fibres & Polymeres, Rhone-
                                    Poulenc Inc., Rhone-Poulenc Chemicals Asia
                                    Pacific Pte Ltd, Rhone-Poulenc Rorer Inc.,
                                    Rhone-Poulenc Viscosuisse (starting
                                    September 1997), Institut Merieux (since
                                    April 1994) and Objectif Rendement (since
                                    June 1986); Member of Supervisory Board of
                                    Cecar (since December 1993), Supervisory
                                    Board of Cap Gemini (since May 1996) and
                                    Supervisory Board of Indosuez (since March
                                    1996). Citizen of France.

 Executive Officers

  The Company's current executive officers and certain biographical information concerning such individuals are set forth below.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                      MATERIAL POSITIONS HELD DURING THE PAST
              NAME AND               FIVE YEARS AND BUSINESS ADDRESSES THEREOF;
      CURRENT BUSINESS ADDRESS                      CITIZENSHIP
      ------------------------      -------------------------------------------
 Michel de Rosen..................  Director (since 1993), Chairman (since
                                    1996) and Chief Executive Officer (since
                                    1995) of Rhone-Poulenc Rorer Inc; President of Rhone-Poulenc Rorer Inc. (1993-1996),
                                    President of Fibers and Polymers Segment of
                                    Rhone-Poulenc S.A. (1988-1993). Citizen of
                                    France.

 Timothy G. Rothwell..............  Director of Rhone-Poulenc Rorer Inc. (since
                                    1996); President (since 1996), Executive
                                    Vice President and President,
                                    Pharmaceutical Operations (since 1995) of
                                    Rhone-Poulenc Rorer Inc; and Chief
                                    Executive Officer and President of the US pharmaceutical business of Sandoz Pharmaceuticals from 1992 to 1994 and Senior Vice President of Worldwide Business Development and Licensing from 1994 to 1995. Citizen of the United States of America.

 Manfred E. Karobath, MD..........  Director of Rhone-Poulenc Rorer Inc. (since
  c/o Rhone-Poulenc Rorer           1994); Executive Vice President (since
  13, quai Jules Guesde BP14        1996) and Senior Vice President (1992-1996)
  Vitry Sur Seine Cedex             of Rhone-Poulenc Rorer Inc. and President
  94403 France                      of Rhone-Poulenc Rorer Inc. Research &
                                    Development since 1992; Director of
                                    Research & Development Switzerland of
                                    Sandoz Pharma Ltd. (1989-1992); and
                                    Director of Pasteur Merieux Serums &
                                    Vaccines and Centeon L.L.C. Citizen of
                                    Austria.

 Guillaume Prache.................  Senior Vice President and Chief Financial
                                    Officer of Rhone-Poulenc Rorer Inc. since
                                    July 1979; Employee of Rhone-Poulenc S.A.
                                    since 1992. Citizen of France.

 Alain Audubert...................  Mr. Audubert joined Rhone-Poulenc Rorer
  c/o Rhone-Poulenc Rorer S.A.      Inc. as Senior Vice President and
  20, Avenue Raymond Aron           President, Industrial Operations, in 1994,
  92165 Antony Cedex, France        having served as Chief Executive Officer of
                                    Pasteur Merieux Connaught since 1990.
                                    Citizen of France.

                                    PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT;
                                      MATERIAL POSITIONS HELD DURING THE PAST
              NAME AND               FIVE YEARS AND BUSINESS ADDRESSES THEREOF;
      CURRENT BUSINESS ADDRESS                      CITIZENSHIP
      ------------------------      -------------------------------------------
 Richard T. Collier...............  Mr. Collier was appointed to Senior Vice
                                    President and General Counsel effective
                                    January 1995, having served as Vice
                                    President and General Counsel, U.S. since
                                    October 1992. Since joining Rhone-Poulenc
                                    Rorer Inc. in 1986, Mr. Collier has held several positions in the legal organization including Vice President and Assistant
                                    Secretary and also served as Assistant to the Chairman of Rhone-Poulenc Rorer Inc.
                                    Citizen of the United States of America.

 Stephen P. Connelly..............  Mr. Connelly became Senior Vice President and General Manager, Americas, in 1996,
                                    having served as Vice President and General
                                    Manager, U.S. Prescription Products since
                                    1995. Prior to that, Mr. Connelly was
                                    Senior Vice President, General Manager,
                                    Asia Pacific from 1992, having held
                                    numerous successive positions including
                                    General Manager of Rhone-Poulenc Rorer
                                    Dermatologicals. Citizen of the United
                                    States of America.

 Richard Forrest..................  Mr. Forrest was appointed to Senior Vice
  c/o Rhone-Poulenc Rorer S.A.      President and General Manager, Europe, in
  20, Avenue Raymond Aron           October 1995. Before that, he had been
  92165 Antony Cedex, France        General Manager, DOMA, since 1991. Citizen
                                    of United Kingdom.

 Hadia Lafavre....................  Ms. Lefavre joined Rhone-Poulenc Rorer Inc.
                                    in October 1995 as Senior Vice President and General Manager, Human Resources, having held various positions at Honeywell Bull since 1993, including Human Resources Vice President of Top Executive Management. Ms. Lefavre also served as European Director for Human Resources and Quality for Oracle France in 1992 and as Director, Human Resources, for Compaq Computer France from 1988 to 1992. Citizen of France.

 John D. Michelmore...............  Mr. Michelmore was appointed to Senior Vice
  c/o Rhone-Poulenc Rorer           President and General Manager, Asia-
  Asia/Pacific                      Pacific, in October 1995, having served as
  Citibank Tower                    General Manager, Europe, since 1993. Prior
  Hong Kong, China                  to that, he had served as Senior Vice
                                    President and General Manager, Northern
                                    Europe since 1990. Citizen of the United
                                    Kingdom.

 Bernard Reculeau.................  Mr. Reculeau was appointed Senior Vice
                                    President and General Manager, Central and
                                    Eastern Europe, Middle East, South-Western
                                    Asia, and Africa in October 1995. Mr.
                                    Reculeau was General Manager, France and
                                    Benelux, from 1994 to 1995, and before
                                    that, Senior Vice President, Worldwide
                                    Industrial Operations since 1990. Citizen of France.

 John Bond........................  Mr. Bond was appointed Vice President and
                                    Corporate Treasurer in June 1996, having served as Vice President, Finance, Europe since 1993. Since joining Rhone-Poulenc in 1990, Mr. Bond has held such positions as Vice President, Finance, Worldwide Research and Development and Finance Director, European Industrial Operations. Citizen of the United Kingdom.

                                          PRESENT PRINCIPAL OCCUPATION OR
                                                    EMPLOYMENT;
                                      MATERIAL POSITIONS HELD DURING THE PAST
              NAME AND              FIVE YEARS AND BUSINESS ADDRESSES THEREOF;
      CURRENT BUSINESS ADDRESS                      CITIZENSHIP
      ------------------------      ------------------------------------------
 Philippe Maitre..................  Mr. Maitre was appointed to Vice President and Corporate Controller in March 1996,
                                    having served as Vice President and
                                    Treasurer since 1994. Mr. Maitre joined
                                    Rhone-Poulenc Rorer Inc. as Group Vice
                                    President, Finance and Planning for North
                                    America and Pacific Rim countries in 1993.
                                    Prior to that, he held various finance
                                    positions within Rhone-Poulenc S.A.,
                                    including General Manager, Finance and
                                    Planning of Rhone-Poulenc Japan from 1991
                                    to 1993. Citizen of France.

            INFORMATION CONCERNING PURCHASER AND MERGER SUBSIDIARY

  Purchaser and its affiliates comprise one of the world's leading life sciences and specialty chemicals companies. Purchaser's principal executive offices are located at 25, quai Paul Doumer, 92408 Courbevoie Cedex, France. Merger Subsidiary is a newly incorporated Pennsylvania corporation organized in connection with the Offer and the Merger and has not carried on any activities other than in connection with the Offer and the Merger.

  Merger Subsidiary is a direct wholly owned subsidiary of Purchaser. Merger Subsidiary's principal executive offices are located at Twelfth Floor, Packard Building, 111 South 15th Street, Philadelphia, Pennsylvania 19102-2678.

  Purchaser owns 141,222,394 Shares, representing approximately 98.53% of the Shares issued and outstanding at October 24, 1997.

  Except as described in this Proxy Statement, (i) none of Purchaser, the Merger Subsidiary, nor, to the best knowledge of Purchaser and the Merger Subsidiary, any of the persons listed in "MANAGEMENT OF PURCHASER, MERGER SUBSIDIARY AND THE COMPANY--Directors and Executive Officers of Purchaser" and "--Directors and Executive Officers of Merger Subsidiary" or any associate or majority-owned subsidiary of Purchaser or the Merger Subsidiary or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of Purchaser, the Merger Subsidiary, nor, to the best knowledge of Purchaser and the Merger Subsidiary, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

  Except as provided in the Merger Agreement or as otherwise described in this Proxy Statement, none of Purchaser, the Merger Subsidiary nor, to the best knowledge of Purchaser and the Merger Subsidiary, any of the persons listed in "MANAGEMENT OF PURCHASER, MERGER SUBSIDIARY AND THE COMPANY--Directors and Executive Officers of Purchaser" and "--Directors and Executive Officers of Merger Subsidiary", has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guaranties against loss, guaranties of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Proxy Statement, since January 1, 1995, none of Purchaser, the Merger Subsidiary nor, to the best knowledge of Purchaser and the Merger Subsidiary, any of the persons listed in "MANAGEMENT OF PURCHASER, MERGER SUBSIDIARY AND THE COMPANY--Directors and Executive Officers of Purchaser" and "--Directors and Executive Officers of Merger Subsidiary", has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Merger. Except as set forth in this Proxy Statement, since January 1, 1995, there have been no contacts, negotiations or transactions between Purchaser or any of their subsidiaries or, to the best knowledge of Purchaser, any of the persons listed in "MANAGEMENT OF PURCHASER, MERGER SUBSIDIARY AND THE COMPANY--Directors and Executive Officers of Purchaser" and "--Directors and Executive Officers of Merger Subsidiary", on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

  Purchaser is subject to the informational reporting requirements of the Exchange Act applicable to foreign private issuers, and in accordance therewith files reports, including annual reports on Form 20-F, and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048, and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain reports and other information concerning the Purchaser may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                             REVOCATION OF PROXIES

  You may revoke your proxy at any time prior to its exercise by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy), by giving notice of revocation of your proxy at the Special Meeting, or by delivering a written notice or revocation or a duly executed proxy relating to the matters to be considered at the Special Meeting and bearing a later date to the Secretary of the Company at the Company's Executive Offices, 500 Arcola Road, Collegeville, Pennsylvania 19426. Unless revoked in the manner set forth above, proxies in the form enclosed will be voted at the Special Meeting in accordance with your instructions.

                        INDEPENDENT PUBLIC ACCOUNTANTS

  Upon appointment by the Company Board, Coopers & Lybrand L.L.P., independent public accountants, audited and reported on the consolidated financial statements of the Company and its subsidiaries for its fiscal year ended December 31, 1996. Such financial statements have been included in this Proxy Statement in reliance upon such report. A representative of Coopers & Lybrand L.L.P. is expected to be present at the Special Meeting.

                              PROXY SOLICITATION

  Any costs of soliciting proxies will be borne by the Company. Employees of the Company, personally or by telephone, may solicit the return of proxies. In addition, arrangements may be made with brokerage houses and other custodians, nominees and fiduciaries to send proxies and proxy material to their principals, in such circumstances, and the Company may reimburse them for their expenses in so doing.

                          INCORPORATION BY REFERENCE

  The following documents filed with the Commission by the Company pursuant to the Exchange Act are incorporated herein by reference: the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997 and June 30, 1997.

  All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c) 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the date of the Special Meeting are hereby incorporated by reference into this Proxy Statement and shall be deemed a part hereof from the date of filing such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement.

  THIS PROXY STATEMENT INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE, WITHOUT CHARGE, TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT IS DELIVERED, ON WRITTEN OR ORAL REQUEST TO THE COMPANY AT 500 ARCOLA ROAD, COLLEGEVILLE, PENNSYLVANIA 19426 (TELEPHONE NUMBER (610) 454-8000), ATTENTION: VICE PRESIDENT OF INVESTOR RELATIONS. IN ORDER TO ENSURE DELIVERY OF THE DOCUMENTS PRIOR TO THE SPECIAL MEETING OF SHAREHOLDERS, REQUESTS SHOULD BE RECEIVED BY NOVEMBER 17, 1997.

                       ADDITIONAL AVAILABLE INFORMATION

  The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's shareholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Information regarding the public reference facilities may be obtained from the Commission by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC Internet site (http://www.sec.gov.). Copies of such materials may also be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Certain reports and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                      OTHER MATTERS; 1998 ANNUAL MEETING

  The Company Board does not intend to bring any other matters before the Special Meeting and does not know of any other matters that may be brought before the Special Meeting by others.

  The Company has indefinitely postponed the annual meeting of shareholders of the Company for fiscal year 1998. An annual meeting of shareholders of the Company will be held for fiscal year 1998 only if the Merger is not consummated. If a shareholder desires to present a proposal at the Company's 1998 annual meeting, if held, such proposal must be received by the Company no later than December 3, 1997 at the Office of the Secretary, Rhone-Poulenc Rorer Inc., 500 Arcola Road, Collegeville, Pennsylvania 19426.

                                          By Order of the Board of Directors,

                                          /s/  Richard B. Young
                                          _____________________________________
                                          Richard B. Young
                                          Secretary

October 24, 1997

                                                                         ANNEX A

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                     AMONG

                               RHONE-POULENC S.A.

                                RP VEHICLE, INC.

                                      AND

                            RHONE-POULENC RORER INC.


                          DATED AS OF AUGUST 19, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                   ARTICLE I

                                   The Offer

                                                                          PAGE
                                                                          ----
 Section 1.01. The Offer................................................   A-1
 Section 1.02. Company Action...........................................   A-2

                                   ARTICLE II

                                   The Merger

 Section 2.01. The Merger...............................................   A-3
 Section 2.02. Effective Time; Closing..................................   A-3
 Section 2.03. Effect of the Merger.....................................   A-3
 Section 2.04. Articles of Incorporation; By-laws.......................   A-4
 Section 2.05. Directors and Officers...................................   A-4
 Section 2.06. Conversion of Securities.................................   A-4
 Section 2.07. Options and Warrants.....................................   A-4
 Section 2.08. Dissenting Shares........................................   A-4
 Section 2.09. Surrender of Shares; Stock Transfer Books................   A-5
 Section 2.10. Withholding Rights.......................................   A-6

                                  ARTICLE III

                 Representations and Warranties of the Company

 Section 3.01. Organization and Qualification; Subsidiaries.............   A-6
 Section 3.02. Articles of Incorporation and Bylaws.....................   A-6
 Section 3.03. Capitalization...........................................   A-6
 Section 3.04. Authority Relative to this Agreement.....................   A-7
 Section 3.05. No Conflict; Required Filings and Consents...............   A-7
 Section 3.06. Compliance...............................................   A-7
 Section 3.07. SEC Filings; Financial Statements........................   A-8
 Section 3.08. Offer Documents; Schedule 14D-9; Schedule 13E-3; Proxy
                Statement...............................................   A-8
 Section 3.09. Brokers..................................................   A-9

                                   ARTICLE IV

                         Representations and Warranties
                        of Parent and Merger Subsidiary

 Section 4.01. Corporation Organization.................................   A-9
 Section 4.02. Authority Relative to this Agreement.....................   A-9
 Section 4.03. No Conflict; Required Filings and Consents...............   A-9
 Section 4.04. Offer Documents; Proxy Statement.........................  A-10
 Section 4.05. Brokers..................................................  A-10
 Section 4.06. Ownership of Merger Subsidiary; No Prior Activities......  A-10
 Section 4.07. Financing................................................  A-11

                                   ARTICLE V

                                   Covenants

                                                                           PAGE
                                                                           ----
 Section 5.01. Conduct of the Business Pending the Merger...............   A-11
 Section 5.02. Shareholders' Meeting; Voting of Shares..................   A-11
 Section 5.03. Proxy Statement..........................................   A-11
 Section 5.04. Access to Information; Confidentially....................   A-12
 Section 5.05. Directors' and Officers' Indemnification and Insurance...   A-12
 Section 5.06. Notification of Certain Matters..........................   A-13
 Section 5.07. Further Action; Reasonable Best Efforts..................   A-13
 Section 5.08. Public Announcements.....................................   A-13
 Section 5.09. Termination of Agreements................................   A-13
 Section 5.10. Financing................................................   A-13

                                   ARTICLE VI

                                   Covenants

 Section 6.01. Conditions to the Merger.................................   A-14

                                  ARTICLE VII

                       Termination, Amendment and Waiver

 Section 7.01. Termination..............................................   A-14
 Section 7.02. Effect of Termination....................................   A-15
 Section 7.03. Amendment................................................   A-15
 Section 7.04. Waiver...................................................   A-15

                                  ARTICLE VIII

                               General Provisions

               Non-Survival of Representations, Warranties and
 Section 8.01.  Agreement...............................................   A-15
 Section 8.02. Notices..................................................   A-16
 Section 8.03. Certain Definitions......................................   A-16
 Section 8.04. Severability.............................................   A-17
 Section 8.05. Entire Agreement; Assignment.............................   A-17
 Section 8.06. Parties in Interest......................................   A-17
 Section 8.07. Specific Performance.....................................   A-17
 Section 8.08. Fees and Expenses........................................   A-17
 Section 8.09. Governing Law............................................   A-17
 Section 8.10. Headings.................................................   A-18
 Section 8.11. Counterparts.............................................   A-18
               Consent to Jurisdiction: Appointment of Agent for Service
 Section 8.12.  of Process..............................................   A-18
 Annex A       Conditions to the Offer..................................   A-19

             GLOSSARY OF DEFINED TERMS (NOT PART OF THIS AGREEMENT)

 DEFINED TERM                                             LOCATION OF DEFINITION
 ------------                                             ----------------------
Acquisition Agreement....................................       Recitals
affiliate................................................       (S)8.03(a)
Agent....................................................       (S)8.12
Agreement................................................       Preamble
beneficial owner.........................................       (S)8.03(b)
Blue Sky Laws............................................       (S)3.05(b)
Board....................................................       Recitals
business day.............................................       (S)8.03(c)
Certificates.............................................       (S)2.09(b)
Code.....................................................       (S)2.10
Company..................................................       Preamble
Company Preferred Stock..................................       (S)3.03
control..................................................       (S)8.03(d)
Dissenting Shares........................................       (S)2.08(a)
Effective Time...........................................       (S)2.02
Exchange Act.............................................       (S)1.02(b)
Exercise Amount..........................................       (S)2.07(a)
Goldman, Sachs...........................................       Recitals
Governmental Entity......................................       (S)3.05(b)
Indemnified Parties......................................       (S)5.05(b)
Law......................................................       (S)3.05(a)
Material Adverse Effect..................................       (S)3.01
Merger...................................................       Recitals
Merger Consideration.....................................       (S)2.06(a)
Merger Documents.........................................       (S)2.02
Merger Subsidiary........................................       Preamble
Minimum Condition........................................       (S)1.01(a)
Money Market Preferred Stock.............................       (S)3.03
Offer....................................................       Recitals
Offer Documents..........................................       (S)1.01(b)
Offer to Purchase........................................       (S)1.01(b)
Option...................................................       (S)2.07(a)
Parent...................................................       Preamble
Parent Shares............................................       Recitals
Paying Agent.............................................       (S)2.09(a)
Pennsylvania Law.........................................       Recitals
Per Share Amount.........................................       Recitals
person...................................................       (S)8.03(e)
Proxy Statement..........................................       (S)3.08
Schedule 14D-1...........................................       (S)1.01(b)
Schedule 14D-9...........................................       (S)1.02(b)
Schedule 13E-3...........................................       (S)1.01(b)
SEC......................................................       (S)1.01(b)
SEC Reports..............................................       (S)3.07(a)
Securities Act...........................................       (S)3.07(a)
Shareholders' Meeting....................................       (S)5.02
Shares...................................................       Recitals
Special Committee........................................       Recitals

 DEFINED TERM                                             LOCATION OF DEFINITION
 ------------                                             ----------------------
Special Committee Approval...............................       Recitals
Subsidiary...............................................       (S)3.01
subsidiary...............................................       (S)8.03(f)
Surviving Corporation....................................       (S)2.01
Transactions.............................................       (S)1.01(b)

  AGREEMENT AND PLAN OF MERGER, dated as of August 19, 1997 (this
"Agreement"), among RHONE-POULENC S.A., a French societe anonyme (hereinafter "Parent"), RP VEHICLE, INC., a Pennsylvania corporation and a direct wholly owned subsidiary of Parent ("Merger Subsidiary"), and RHONE-POULENC RORER INC., a Pennsylvania corporation (the "Company").

  WHEREAS, Parent beneficially owns approximately 68.1% (the "Parent Shares") of the Common Shares (without par value) stated value $1 per share of the Company ("Shares");

  WHEREAS, Parent and the Company have entered into an Acquisition Agreement, dated as of March 12, 1990 (the "Acquisition Agreement"), pursuant to which Parent acquired a substantial portion of the Parent Shares and pursuant to which Parent agreed to certain restrictions on subsequent acquisitions of Shares;

  WHEREAS, Parent has proposed that it acquire all of the issued and outstanding Shares not owned by Parent;

  WHEREAS, the Board of Directors of the Company (the "Board") and a special committee comprised of the Independent Directors (as defined in the Acquisition Agreement) of the Board (the "Special Committee") have determined that it is in the best interests of the Company to approve Parent's proposed acquisition and have voted (i) to recommend that the shareholders of the Company accept the Offer (as defined below) and tender their Shares pursuant to the Offer and (ii) to approve the merger (the "Merger") of Merger Subsidiary with and into the Company, with the Company being the surviving corporation, in accordance with the Pennsylvania Business Corporation Law of 1988 ("Pennsylvania Law") following consummation of the Offer;

  WHEREAS, it is proposed that Parent will make a cash tender offer (the "Offer") in compliance with (i) Section 14(d)(1) of the Exchange Act (as defined below) and the rules and regulations promulgated thereunder and (ii) the terms of Section 7.6 of the Acquisition Agreement, to acquire all the issued and outstanding Shares for $97.00 per Share (such amount, or any greater amount per Share paid pursuant to the Offer, being hereinafter referred to as the "Per Share Amount") net to the seller in cash, upon the terms and subject to the conditions of this Agreement; and that the Offer will be followed by the Merger, pursuant to which each issued and outstanding Share not owned by Parent will be converted into the right to receive the Per Share Amount, upon the terms and subject to the conditions provided herein; and

  WHEREAS, the Special Committee has received the opinion of Goldman, Sachs & Co. ("Goldman, Sachs") that the consideration to be received by the holders of Shares (other than Parent and its subsidiaries) pursuant to the Offer and the Merger is fair to such holders;

  NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Subsidiary and the Company hereby agree as follows:

                                   ARTICLE I

                                   The Offer

  Section 1.01. The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Section 7.01, Parent shall commence within the meaning of Rule 14d-2 under the Exchange Act (as hereinafter defined) the Offer as promptly as practicable after the date hereof, but in no event later than five business days after the initial public announcement of Parent's intention to commence the Offer. Parent shall not accept for payment any Shares tendered pursuant to the Offer unless there shall have been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares which, when taken together with the Parent Shares, constitutes at least 90% of the then issued and outstanding Shares (the "Minimum Condition"). Parent shall, on the terms and subject to the conditions of the Offer (including the Minimum Condition), accept for payment and pay for Shares tendered as soon as practicable after the date which is the later of (x) October 1,

1997 and (y) the date on which it legally may do so. The obligation of Parent to accept for payment and pay for Shares tendered pursuant to the Offer shall be further subject to the satisfaction of the conditions set forth in Annex A hereto. Parent expressly reserves the right to increase the Per Share Amount. Without the prior written consent of the Special Committee, Parent will not
(i) decrease the Per Share Amount, (ii) change the number of Shares to be purchased in the Offer, (iii) change the form of the consideration payable in the Offer, (iv) amend or add to the conditions to the Offer set forth in Annex A hereto; or (v) make any other change in the terms or conditions of the Offer which is materially adverse to the holders of Shares. Under no circumstances shall Parent waive the Minimum Condition. The Per Share Amount shall, subject to applicable withholding of taxes, be net to the seller in cash, upon the terms and subject to the conditions of the Offer. Subject to the terms and conditions of the Offer (including, without limitation, the Minimum Condition), Parent shall pay, as promptly as practicable after expiration of the Offer, for all Shares validly tendered and not withdrawn.

  (b) As soon as reasonably practicable on the date of commencement of the Offer, Parent shall file with the Securities and Exchange Commission (the "SEC") (i) a Tender Offer Statement on Schedule 14D-1, including the exhibits thereto (together with all amendments and supplements thereto, the "Schedule 14D-1"), including the exhibits thereto with respect to the Offer and (ii) a Rule 13e-3 Transaction Statement on Schedule 13E-3, including the exhibits thereto (together with all amendments and supplements thereto, the "Schedule 13E-3") with respect to the Offer and the other transactions contemplated hereby (the "Transactions"). The Schedule 14D-1 and the Schedule 13E-3 shall contain or shall incorporate by reference an offer to purchase (the "Offer to Purchase") and forms of the related letter of transmittal and any related summary advertisement (the Schedule 14D-1, the Schedule 13E-3, the Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the "Offer Documents"). Parent, Merger Subsidiary and the Company agree to correct promptly any information provided by any of them for use in the Offer Documents which shall have become false or misleading, and Parent and Merger Subsidiary further agree to take all steps necessary to cause the Schedule 14D-1 and the Schedule 13E-3 as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable Law (as defined hereinafter). The Company, the Special Committee and their respective counsel shall be given the opportunity to review and comment on the Offer Documents and any amendments thereto prior to the filing thereof with the SEC. Parent and Merger Subsidiary shall provide the Company, the Special Committee and their respective counsel with a copy of any written comments or telephonic notification of any oral comments Parent or Merger Subsidiary may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt thereof. Parent and its counsel shall provide the Company and the Special Committee and their respective counsel with a reasonable opportunity to participate in all communications with the SEC and its staff, including any meetings and telephone conferences, relating to the Transactions or this Agreement.

  Section 1.02. Company Action. (a) The Company hereby approves of and consents to the Offer and represents that (i) the Special Committee and the Board at meetings duly called and held on August 19, 1997, have each, by unanimous vote of all directors present and voting, (A) determined that this Agreement and the Transactions, including each of the Offer and the Merger, are fair to and in the best interests of the Company, (B) approved this Agreement and the Transactions and (C) resolved to recommend that the shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer and approve and adopt this Agreement and the Transactions; provided that such recommendation may be withdrawn, modified or amended to the extent the Board or the Special Committee deems it necessary to do so in the exercise of its fiduciary duties, as advised by independent counsel, and (ii) Goldman, Sachs has delivered to the Special Committee a written opinion that the consideration to be received by the holders of Shares (other than Parent and its subsidiaries) pursuant to the Offer and the Merger is fair to the holders of Shares. The Company hereby consents to the inclusion in the Offer Documents of the recommendations of the Special Committee and the Board described in the immediately preceding sentence.

  (b) As soon as reasonably practicable on the date of commencement of the Offer, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, including all exhibits thereto

(together with all amendments and supplements thereto, the "Schedule 14D-9"), containing the recommendations of the Special Committee and the Board described in Section 1.02(a) and shall disseminate the Schedule 14D-9 to the extent required by Rule 14d-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other applicable federal securities laws. The Company, Parent and Merger Subsidiary agree to correct promptly any information provided by any of them for use in the Schedule 14D-9 which shall have become false or misleading, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given the opportunity to review and comment on the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC. The Company shall provide Parent and its counsel with a copy of any written comments or telephonic notification of any oral comments the Company may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt thereof. The Company and its counsel shall provide Parent and its counsel with a reasonable opportunity to participate in all communications with the SEC and its staff, including any meetings and telephone conferences, relating to the Transactions or this Agreement.

  (c) In connection with the Transactions, the Company (i) shall promptly furnish Parent with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares and (ii) shall furnish Parent with such additional information, including, without limitation, updated listings and computer files of shareholders, mailing labels and security position listings, and such other assistance as Parent, Merger Subsidiary or their agents may reasonably request in connection with the Offer and the Merger.

                                  ARTICLE II

                                  The Merger

  Section 2.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Pennsylvania Law, at the Effective Time Merger Subsidiary shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Subsidiary shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

  Section 2.02. Effective Time; Closing. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VI, the parties hereto shall cause the Merger to be consummated by delivering to the Secretary of the Commonwealth of Pennsylvania the articles of merger and any clearance certificates required by Section 139 of Pennsylvania Law, each in such form or forms as may be required by, and executed and acknowledged in accordance with, the relevant provisions of Pennsylvania Law (such documents being referred to collectively as the "Merger Documents"), and shall make all other filings and recordings required by Pennsylvania Law in connection with the Merger. The Merger shall become effective at the time of filing of the appropriate Merger Documents with the Secretary of the Commonwealth of Pennsylvania, or at such later time, which shall be as soon as reasonably practicable, specified as the effective time in the Merger Documents (the "Effective Time"). Prior to such filing, a closing shall be held at the offices of Shearman & Sterling, 599 Lexington Avenue, New York, New York USA 10022, or such other place as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VI.

  Section 2.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of Pennsylvania Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Subsidiary shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Subsidiary shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

  Section 2.04. Articles of Incorporation; By-laws. (a) The Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation following the Effective Time until thereafter amended as provided by Pennsylvania Law.

  (b) The By-laws of the Company, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation following the Effective Time until thereafter amended as provided by law, the Articles of Incorporation of the Surviving Corporation and such By-laws.

  Section 2.05. Directors and Officers. (a) The directors of Merger Subsidiary immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and By-laws of the Surviving Corporation.

  (b) The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

  Section 2.06. Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Subsidiary, the Company or the holders of any of the following securities:

    (a) Each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned directly or indirectly by Parent) shall be cancelled and, subject to Section 2.08, shall be converted automatically into the right to receive from the Company an amount equal to the Per Share Amount in cash (the "Merger Consideration") payable, without interest, to the holder of such Share, upon surrender, in the manner provided in Section 2.09, of the certificate that formerly evidenced such Share;

    (b) Each Share issued and outstanding immediately prior to the Effective Time owned directly or indirectly by Parent shall remain issued and outstanding and no payment or distribution shall be made with respect thereto;

    (c) Each share of Common Stock, par value $.01 per share, of Merger Subsidiary issued and outstanding immediately prior to the Effective Time shall be cancelled and no payment or distribution shall be made with respect thereto; and

    (d) Each outstanding share of Money Market Preferred Stock (as hereinafter defined) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and no payment or distribution shall be made with respect thereto.

  Section 2.07. Options and Warrants. (a) Immediately prior to the Effective Time, each outstanding option to purchase Shares (in each case, an "Option"), whether or not then exercisable, shall be canceled and each holder of a canceled Option shall be entitled to receive an indemnity payment (the "Exercise Amount") in cash from the Company, in consideration for the cancellation of each such Option, at the same time as the Merger Consideration is received by the holders of Shares, equal to the product of (i) the number of Shares to be issued upon the exercise of such Option and (ii) the excess, if any, of the amount paid per Share pursuant to the Offer over the exercise price per Share previously subject to such Option;

  (b) Parent and the Company hereby agree that Parent, on the one hand, and the Compensation Committee of the Company, on the other hand, will define, prior to the Effective Time, alternatives to the treatment of Options set forth in Section 2.07(a), which alternatives may include (i) deferral of the payment of the amount payable pursuant to Section 2.07(a) and (ii) conversion into options to purchase securities of Parent.

  Section 2.08. Dissenting Shares. (a) Notwithstanding any provision of this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and which are held by shareholders who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have filed with the Company, prior to the vote on the Merger by the Company's shareholders, a written notice of intention to demand that such shareholder be paid the fair value for his Shares if the proposed action is effected and thereafter demanded properly in writing payment of fair value for such Shares in accordance with, and otherwise complied in all respects with, Sections 1930 and 1571 through 1580 of Pennsylvania Law (collectively, the "Dissenting

Shares") shall be canceled but not be converted into or represent the right to receive the Merger Consideration. Such shareholders shall be entitled instead to receive payment of the court determined fair value of such Shares (which may be more than, equal to, or less than the Merger Consideration) in accordance with the provisions of such Sections 1930 and 1571 through 1580, except that all Dissenting Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to fair value for such Shares under such Sections 1930 and 1571 through 1580 shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.09, of the certificate or certificates that formerly evidenced such Shares.

  (b) The Company shall give Parent (i) prompt notice of any demands for payment of fair value received by the Company, withdrawals of such demands, and any other instruments served pursuant to Pennsylvania Law and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for payment of fair value under Pennsylvania Law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for payment of fair value or offer to settle or settle any such demands.

  Section 2.09. Surrender of Shares; Stock Transfer Books. (a) Prior to the Effective Time, Parent shall designate a bank or trust company to act as agent (the "Paying Agent") for the holders of Shares in connection with the Merger to receive the funds to which holders of Shares shall become entitled pursuant to Section 2.06(a). Such funds shall be deposited with the Paying Agent by the Surviving Corporation promptly following the Effective Time and shall be invested by the Paying Agent as directed by the Surviving Corporation.

  (b) Promptly after the Effective Time, the Surviving Corporation shall cause to be mailed to each person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 2.06(a) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the "Certificates") shall pass, only upon proper delivery of the Certificates to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificate. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate for the benefit of the holder of such Certificate. If payment of the Merger Consideration is to be made to a person other than the person in whose name the surrendered Certificate is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the person requesting such payment shall have paid all transfer and other taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Corporation that such taxes either have been paid or are not applicable.

  (c) At any time commencing 180 days after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Shares (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to
it), and thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither Parent, the Company nor the Paying Agent shall be liable to any holder of a Share for any Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar law.

  (d) At the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective

Time, except for Parent, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable law.

  Section 2.10. Withholding Rights. The Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares and/or Options such amounts that the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the United States Internal Revenue Code of 1986, as amended (the "Code"), the rules and regulations promulgated thereunder or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Surviving Corporation or the Paying Agent, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares and/or Options in respect of which such deduction and withholding was made by the Surviving Corporation or the Paying Agent.

                                  ARTICLE III

                 Representations and Warranties of the Company

  The Company hereby represents and warrants to Parent and Merger Subsidiary that:

  Section 3.01. Organization and Qualification; Subsidiaries. Each of the Company and each subsidiary of the Company (a "Subsidiary") is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a Material Adverse Effect (as defined below). The Company and each Subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, have a Material Adverse Effect. The term "Material Adverse Effect" means any change or effect that is or is reasonably likely to be materially adverse to the business, operations, properties, financial condition, assets or liabilities of the Company and the Subsidiaries taken as a whole.

  Section 3.02. Articles of Incorporation and Bylaws. The Company has heretofore furnished to Parent a complete and correct copy of the Articles of Incorporation and the Bylaws or equivalent organizational documents, each as amended to date, of the Company. Such Articles of Incorporation, Bylaws or equivalent organizational documents are in full force and effect, and neither the Company nor any Subsidiary is in violation of any provision of its Articles of Incorporation, Bylaws or equivalent organizational documents.

  Section 3.03. Capitalization. The authorized capital stock of the Company consists of 600,000,000 Shares and 3,000,000 shares of preferred stock, without par value ("Company Preferred Stock"). As of July 31, 1997, (i) 142,687,492 Shares (including 5,169,412 Shares held by the Rhone-Poulenc Rorer Inc. Employee Benefits Trust) are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) 10,410 Shares are held in the treasury of the Company, and (iii) 6,723,603 options were outstanding pursuant to the Company's employee stock option plans, each such Option entitling the holder thereof to purchase one Share. As of July 31, 1997, 1,750 shares of Money Market Preferred Stock, without par value (liquidation preference $100,000 per share), of the Company (the "Money Market Preferred Stock") are issued and outstanding. Except as set forth above, there are no options, warrants or other rights, agreements, arrangements or commitments of any character issued or authorized by the Company relating to the issued or unissued capital stock of the Company or any Subsidiary or obligating the Company or any Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, the Company or any Subsidiary. All Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. There are no outstanding contractual obligations of the Company or any Subsidiary to repurchase, redeem or otherwise acquire any Shares or any capital stock of any Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any person. Each outstanding share of capital stock of each Subsidiary is duly authorized, validly issued, fully paid and nonassessable and each such share owned by the Company or another Subsidiary is free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on the Company's or such other Subsidiary's voting rights, charges and other encumbrances of any nature whatsoever.

  Section 3.04. Authority Relative to this Agreement. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the approval and adoption of this Agreement by the holders of a majority of the then outstanding Shares if and to the extent required by applicable law, and the filing and recordation of appropriate merger documents as required by Pennsylvania Law). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Subsidiary, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The restrictions on business combinations contained in Subchapter F of Chapter 25 of Pennsylvania Law have been satisfied with respect to the Transactions.

  Section 3.05. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Articles of Incorporation or Bylaws or equivalent organizational documents of the Company or any Subsidiary, (ii) conflict with or violate any United States federal, state or local or any foreign statute, law, rule, regulation, ordinance, code, order, or any other requirement or rule of law (a "Law"), applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company or any Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of either of them is bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the performance by the Company of any of its obligations under this Agreement or the consummation of any of the Transactions.

  (b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States federal, state or local or any foreign government or any court, administrative or regulatory agency or commission or other governmental authority or agency, domestic or foreign (a "Governmental Entity"), except (i) for applicable requirements, if any, of the Exchange Act, French securities laws, state securities or "blue sky" laws ("Blue Sky Laws") and state takeover laws and the filing of the applicable Merger Documents with the Secretary of the Commonwealth of Pennsylvania and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate have a Material Adverse Effect or prevent or materially delay the performance by the Company of any of its obligations under this Agreement or the consummation of any of the Transactions.

  Section 3.06. Compliance. Except as previously disclosed, neither the Company nor any Subsidiary is in conflict with, or in default or violation of,
(i) any Law applicable to the Company or any Subsidiary or by which any property or asset of the Company or any Subsidiary is bound or affected, or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any property or asset of the Company or any Subsidiary is bound or affected, except for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect or prevent or materially delay the performance by the Company of any of its obligations under this Agreement or the consummation of any of the Transactions.

  Section 3.07. SEC Filings; Financial Statements. (a) The Company has filed all forms, reports and documents required to be filed by it with the SEC since December 31, 1994, and has heretofore delivered to Parent, in the form filed with the SEC, (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 1994, 1995, and 1996, respectively, (ii) its Quarterly Reports on Form 10-Q for the periods ended March 31 and June 30, 1997, (iii) all proxy statements relating to the Company's meetings of shareholders (whether annual or special) held since December 31, 1994, and (iv) all other forms, reports and other registration statements (other than Quarterly Reports on Form 10-Q not referred to in clause (ii) above) filed by the Company with the SEC since December 31, 1994 (the forms, reports and other documents referred to in clauses (i), (ii), (iii) and (iv) above being referred to herein, collectively, as the "SEC Reports"). The SEC Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, as the case may be, and the rules and regulations thereunder and (ii) did not at the time they were filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary is required to file any form, report or other document with the SEC.

  (b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the SEC Reports was prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of the unaudited interim financial statements, as permitted by Form 10-Q under the Exchange Act) and each fairly presented the consolidated financial position, results of operations and changes in financial position of the Company and the consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except that the unaudited interim financial statements are subject to normal and recurring year- end adjustments which are not expected to be material in amounts.

  (c) Except as and to the extent set forth on the consolidated balance sheet of the Company and the consolidated Subsidiaries at December 31, 1996, including the notes thereto, included in the Company's Annual Report on Form 10-K for the fiscal year then ended, or on the unaudited consolidated balance sheet of the Company and the consolidated Subsidiaries at June 30, 1997, including the notes thereto, included in the Company's Quarterly Report on Form 10-Q for the period then ended, the Company and the consolidated Subsidiaries have no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which would be required to be reflected on a consolidated balance sheet, or in the notes thereto, prepared in accordance with generally accepted accounting principles, except for liabilities and obligations incurred in the ordinary course of business consistent with past practice since June 30, 1997 and which would not have a Material Adverse Effect.

  Section 3.08. Offer Documents; Schedule 14D-9; Schedule 13E-3; Proxy Statement. Neither the Schedule 14D-9 nor any information supplied by the Company for inclusion in the Offer Documents or the Schedule 13E-3 shall, at the respective times the Schedule 14D-9, the Offer Documents, the Schedule 13E-3 or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to shareholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Neither the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders' Meeting (as hereinafter defined) nor the information statement to be sent to such shareholders, as appropriate (such proxy statement or information statement, as amended or supplemented, being referred to herein as the "Proxy Statement"), shall, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to shareholders of the Company, at the time of the Shareholders' Meeting, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders' Meeting which shall have become false or misleading. Notwithstanding the foregoing, the Company makes no representation and warranty with respect to information supplied by Parent, Merger Subsidiary or any of their representatives which is contained in any of the foregoing documents or the Offer Documents. The Schedule 14D-9 and the Proxy Statement shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

  Section 3.09. Brokers. No broker, finder or investment banker (other than Goldman, Sachs) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Goldman, Sachs pursuant to which such firm would be entitled to any payment relating to the Transactions.

                                  ARTICLE IV

        Representations and Warranties of Parent and Merger Subsidiary

  Parent and Merger Subsidiary hereby, jointly and severally, represent and warrant to the Company that:

  Section 4.01. Corporate Organization. Parent is a societe anonyme duly organized and validly existing under the laws of the Republic of France and Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the state of Pennsylvania.

  Section 4.02. Authority Relative to this Agreement. Each of Parent and Merger Subsidiary has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Subsidiary, the performance by Parent and Merger Subsidiary of their respective obligations hereunder and the consummation by Parent and Merger Subsidiary of the Transactions have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Parent or Merger Subsidiary are necessary to authorize this Agreement or to consummate the Transactions (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by Pennsylvania Law). This Agreement has been duly and validly executed and delivered by Parent and Merger Subsidiary and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Subsidiary enforceable against each of Parent and Merger Subsidiary in accordance with its terms.

  Section 4.03. No Conflict; Required Filings and Consents. (a) The execution and delivery of this Agreement by Parent and Merger Subsidiary do not, and the performance of this Agreement by Parent and Merger Subsidiary will not, (i) conflict with or violate the statuts (articles of association) and By-laws of Parent or the Articles of Incorporation or By-laws of Merger Subsidiary, (ii) conflict with or violate any Law applicable to Parent or Merger Subsidiary or by which any property or asset of either of them is bound or affected, or
(iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Parent or Merger Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Subsidiary is a party or by which Parent or Merger Subsidiary or any property or asset of either of them is bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent, individually or in the aggregate have a Parent Material Adverse Effect or materially delay the performance by Parent or Merger Subsidiary of any of its obligations under this Agreement or the consummation of any of the Transactions. The term "Parent Material Adverse Effect" means any change of effect that is or is reasonably likely to be materially adverse to the business, operations, properties, financial condition, assets or liabilities of Parent and its subsidiaries taken as a whole.

  (b) The execution and delivery of this Agreement by Parent and Merger Subsidiary do not, and the performance of this Agreement by Parent and Merger Subsidiary will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for applicable requirements, if any, of the Exchange Act, French securities laws, Blue Sky Laws and state takeover laws, and the filing of the applicable Merger Documents with the Secretary of the Commonwealth of Pennsylvania and (ii) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, have a Parent Material Adverse Effect or prevent or materially delay the performance by Parent or Merger Subsidiary of any of its obligations under this Agreement or the consummation of any of the Transactions.

  Section 4.04. Offer Documents; Proxy Statement. None of the Offer Documents nor any of the information supplied by Parent or Merger Subsidiary specifically for inclusion in the Schedule 14D-9 shall, at the time the respective documents or the Schedule 14D-9 are filed with the SEC or are first published, sent or given to shareholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement will not, on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to shareholders of the Company, at the time of the Shareholders' Meeting, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Shareholders' Meeting which shall have become false or misleading. Notwithstanding the foregoing, Parent and Merger Subsidiary make no representation or warranty with respect to any information supplied by the Company or any of its representatives which is contained in any of the foregoing documents or the Offer Documents. The Offer Documents shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

  Section 4.05. Brokers. No broker, finder or investment banker (other than Morgan Stanley & Co. Incorporated, Union de Banques Suisses Paris and UBS Limited) is entitled to any brokerage, finder's or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Subsidiary.

  Section 4.06. Ownership of Merger Subsidiary; No Prior
Activities. (a) Merger Subsidiary was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

  (b) As of the date hereof through the Effective Time, all of the outstanding capital stock of the Merger Subsidiary will be owned directly by Parent. As of the date hereof and through the Effective Time, there will be no options, warrants or other rights (including registration rights), agreements, arrangements or commitments to which Merger Subsidiary is a party of any character relating to the issued or unissued capital stock of, or other equity interests in, Merger Subsidiary or obligating Merger Subsidiary to grant, issue or sell any shares of the capital stock of, or other equity interests in, Merger Subsidiary, by sale, lease, license or otherwise. There are no obligations, contingent or otherwise, of Merger Subsidiary to repurchase, redeem or otherwise acquire any shares of the capital stock of Merger Subsidiary.

  (c) As of the date hereof and as of the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Subsidiary has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

  Section 4.07. Financing. Parent has or will have available, prior to the expiration of the Offer, and will, as necessary, provide to Merger Subsidiary on a timely basis, sufficient funds to enable Parent and Merger Subsidiary to consummate the Offer, the Merger and the other transactions contemplated hereby and to pay all related fees and expenses.

                                   ARTICLE V

                                   Covenants

  Section 5.01. Conduct of the Business Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the Effective Time, unless Parent shall otherwise agree in writing, the businesses of the Company and the Subsidiaries shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations.

  Section 5.02. Shareholders' Meeting; Voting of Shares. In order to consummate the Merger, the Company, acting through the Board, shall, in accordance with applicable law and the Company's Articles of Incorporation and Bylaws, (a) duly call, give notice of, convene and hold a special meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on this Agreement and the Transactions (the "Shareholders' Meeting") and (b) (i) include in the Proxy Statement the recommendation of the Board and the Special Committee that the shareholders of the Company approve and adopt this Agreement and the Transactions, subject to their respective fiduciary duties as advised by independent counsel and (ii) use its reasonable best efforts to obtain such approval and adoption. At the Shareholders' Meeting, Parent shall cause all Shares then owned by it and its subsidiaries to be voted in favor of the approval and adoption of this Agreement and the Transactions.

  Section 5.03. Proxy Statement. If required by applicable law, as soon as practicable following consummation of the Offer, the Company shall file the Proxy Statement with the SEC under the Exchange Act, and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC. Parent, Merger Subsidiary and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between the Company or any representative of the Company and the SEC. The Company shall give Parent and its counsel the opportunity to review the Proxy Statement prior to its being filed with the SEC and shall give Parent and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of the Company, Parent and Merger Subsidiary agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Shareholders' Meeting at the earliest practicable time.

  Section 5.04. Access to Information; Confidentiality. (a) From the date hereof to the Effective Time, the Company shall, and shall cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents, including financing sources, of Parent and Merger Subsidiary complete access during normal business hours and without disrupting the orderly conduct of business by the Company and its Subsidiaries to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and shall furnish Parent and Merger Subsidiary with all financial, operating and other data and information as Parent or Merger Subsidiary, through its officers, employees or agents, may reasonably request.

  (b) No investigation pursuant to this Section 5.04 shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto.

  Section 5.05. Directors' and Officers' Indemnification and
Insurance. (a) The By-laws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in Article VII of the Bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at the Effective Time were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by law.

  (b) The Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each Subsidiary (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent, whether occurring before or after the Effective Time, until the expiration of the statute of limitations relating thereto (and shall pay any expenses in advance of the final disposition of such action or proceeding to each Indemnified Party to the fullest extent permitted under Pennsylvania Law, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under Pennsylvania Law). In the event of any such claim, action, suit, proceeding or investigation, (i) the Company or the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties, which counsel shall be reasonably satisfactory to the Company or the Surviving Corporation, promptly after statements therefor are received and (ii) the Company and the Surviving Corporation shall cooperate in the defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided further that neither the Company nor the Surviving Corporation shall be obligated pursuant to this Section 5.05(b) to pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnified Parties in any single action except (x) that the persons who served as directors of the Company who were not designees of Parent shall be entitled to retain one additional counsel (plus appropriate local counsel) to represent them at the expense of the Company or the Surviving Corporation, and (y) to the extent that two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action, in which case such additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the Indemnified Parties at the expense of the Company or the Surviving Corporation; and provided further that, in the event that any claim for indemnification is asserted or made within the period prior to the expiration of the applicable statute of limitations, all rights to indemnification in respect of such claim shall continue until the disposition of such claim. All rights under this Section 5.05(b) shall be deemed to be a contract between the Company and each of the Indemnified Parties.

  (c) The Surviving Corporation shall use its reasonable best efforts to maintain in effect for six years from the Effective Time, if available, the current directors' and officers' liability insurance policies maintained by the

Company covering those persons who are currently covered by such policies (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage containing terms and conditions which are not materially less favorable) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 5.05(c) more than an amount per year equal to 150% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more than 150% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 150% of current annual premiums.

  (d) In the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent's option, Parent, shall assume the obligations set forth in this Section 5.05 and the indemnification agreements, dated as of July 2, 1997, between the Company and the members of the Special Committee.

  Section 5.06. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or nonoccurrence, of any event the occurrence, or nonoccurrence, of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect and (ii) any failure of the Company, Parent or Merger Subsidiary, as the case may be, to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.06 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  Section 5.07. Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions hereof, each of the parties hereto shall (i) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Transactions, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of each Governmental Entity and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement and the Surviving Corporation shall use their reasonable best efforts to take all such action.

  Section 5.08. Public Announcements. Parent, Merger Subsidiary and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any Transaction and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a securities exchange to which Parent or the Company is a party.

  Section 5.09. Termination of Agreements. The parties hereto hereby agree that the Acquisition Agreement shall be terminated as of the Effective Time. For purposes of clarity, it is understood by the parties hereto that all representations, warranties and agreements between the parties which, by the terms of such agreement, survive either or both the Closing Date (as that term is defined in the Acquisition Agreement) or the termination of such agreement shall all be terminated as of the Effective Time.

  Section 5.10. Financing. Parent shall ensure that it or Merger Subsidiary, as the case may be, has sufficient funds to acquire all the outstanding Shares in the Offer and the Merger and pay all related fees and expenses.

                                  ARTICLE VI

                           Conditions to the Merger

  Section 6.01. Conditions to the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

    (a) Shareholder Approval. This Agreement and the Transactions shall have been approved and adopted by the affirmative vote of the shareholders of the Company to the extent required by Pennsylvania Law and the Articles of Incorporation and Bylaws of the Company;

    (b) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of preventing or prohibiting consummation of the Merger or the effective operation of the business of the Company and the Subsidiaries after the Effective Time;

    (c) Offer. Parent or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of Parent or Merger Subsidiary if, in breach of this Agreement or the terms of the Offer, Parent fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

                                  ARTICLE VII

                       Termination, Amendment and Waiver

  Section 7.01. Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the shareholders of the Company:

    (a) by mutual written consent duly authorized by the Boards of Directors of Parent, Merger Subsidiary and the Special Committee on behalf of the Company; or

    (b) by either Parent or the Special Committee on behalf of the Company if
  (i) the Effective Time shall not have occurred on or before March 31, 1998; provided, however, that the right to terminate this Agreement under this
  Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any court of competent jurisdiction or other Governmental Entity shall have issued an order, decree, ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; or

    (c) by Parent, if (i) due to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in Annex A hereto, Parent shall have (A) failed to commence the Offer within 30 days following the date of this Agreement, or (B) terminated the Offer without having accepted any Shares for payment thereunder or failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such termination or failure to pay for Shares shall have been caused by or resulted from the failure of Parent or Merger Subsidiary to perform in any material respect any material covenant or agreement of either of them contained in this Agreement or the material breach by Parent or Merger Subsidiary of any material representation or warranty of either of them contained in this Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Special Committee shall have withdrawn or modified in a manner adverse to Parent or Merger Subsidiary its approval or recommendation of the Offer, this Agreement, the Merger or any other Transaction or shall have resolved to do any of the foregoing; or

    (d) by the Company, upon approval of the Special Committee, if due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Annex A hereto, Parent shall have (i) failed to commence the Offer within 30 days following the date of this Agreement, or
  (ii) terminated the

  Offer without having accepted any Shares for payment thereunder or (iii) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such termination or failure to pay for Shares shall have been caused by or resulted from the failure of the Company to perform in any material respect any material covenant or agreement of it contained in this Agreement or the material breach by the Company of any material representation or warranty of it contained in this Agreement; or

    (e) by the Company, upon approval of the Special Committee, if any representation or warranty of Parent and Merger Subsidiary in this Agreement which is qualified as to materiality shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of this Agreement; or Parent or Merger Subsidiary shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Parent or Merger Subsidiary to be performed or complied with by it under this Agreement.

  Section 7.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become void, and there shall be no liability on the part of any party hereto, except
(i) as set forth in Section 8.01 and (ii) nothing herein shall relieve any party from liability for any willful breach hereof.

  Section 7.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors (and approved by the Special Committee) at any time prior to the Effective Time; provided, however, that, after the approval and adoption of this Agreement and the Transactions by the shareholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each Share shall be converted upon consummation of the Merger, imposes conditions to the Merger other than set forth in Section 6.01 or would otherwise amend or change the terms and conditions of the Merger in a manner materially adverse to the holders of the Shares (other than Parent and its affiliates) or would adversely affect the rights of the Indemnified Persons under Section 5.05. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

  Section 7.04. Waiver. At any time prior to the Effective Time except as otherwise provided in this Agreement, any party hereto may (i) extend the time for the performance of any obligation or other act of any other party hereto,
(ii) waive any inaccuracy in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement or condition contained herein, other than the Minimum Condition. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby and, in the case of any extension or waiver by which the Company is to be bound, only if approved by the Special Committee.

                                 ARTICLE VIII

                              General Provisions

  Section 8.01. Non-Survival of Representations, Warranties and
Agreements. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.01, as the case may be, except that (i) the agreements set forth in Articles II and VIII and Section 5.05 shall survive the Effective Time indefinitely and (ii) the agreements set forth in Article VIII shall survive the termination of this Agreement indefinitely.

  Section 8.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.02):

  if to Parent or Merger Subsidiary:

    Rhone-Poulenc S.A.
    25, quai Paul Doumer
    92408 Courbevoie
    Cedex, France
    Telecopier No: (33-1) 47-68-11-33
    Attention: General Counsel

  with a copy to:

    Shearman & Sterling
    599 Lexington Avenue
    New York, New York 10022
    Telecopier No: (212) 848-7179
    Attention: Creighton O'M. Condon, Esq.

  if to the Company:

    Rhone-Poulenc Rorer Inc.
    500 Arcola Road
    Collegeville, PA 19426
    Telecopier No: (610) 454-8985
    Attention: General Counsel

  with a copy to:

    Skadden, Arps, Slate, Meagher & Flom LLP
    919 Third Avenue
    New York, New York 10022
    Telecopier No: (212) 735-2000
    Attention: Margaret L. Wolff, Esq.

  Section 8.03. Certain Definitions. For purposes of this Agreement, the term:

    (a) "affiliate" of a specified person means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified person;

    (b) "beneficial owner" with respect to any Shares means a person who shall be deemed to be the beneficial owner of such Shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates or person with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any Shares;

    (c) "business day" means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized by law or executive order to close in the City of New York;

    (d) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise;

    (e) "person" means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government; and

    (f) "subsidiary" or "subsidiaries" of the Company, the Surviving Corporation, Parent or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

  Section 8.04. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

  Section 8.05. Entire Agreement; Assignment. The Acquisition Agreement and this Agreement constitute the entire agreement among the parties with respect to the subject matter hereof and supercede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Merger Subsidiary may assign all or any of their rights and obligations hereunder to any wholly-owned subsidiary Parent provided that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform such obligations. To the extent that any terms of the Acquisition Agreement and this Agreement are inconsistent, the terms of this Agreement shall control.

  Section 8.06. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.05 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

  Section 8.07. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity.

  Section 8.08. Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees and expenses, whether or not such transactions are consummated.

  Section 8.09. Governing Law. Except to the extent that Pennsylvania Law is mandatorily applicable to the Transactions, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York (without regard to conflicts of laws principle thereof). All actions and proceedings arising out of or relating to this Agreement shall be heard and exclusively determined in any New York state or federal court sitting in the County of New York and the parties hereto hereby consent to the jurisdiction of such courts in any such action or proceeding.

  Section 8.10. Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

  Section 8.11. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile transmission), and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

  Section 8.12. Consent to Jurisdiction: Appointment of Agent for Service of Process. Parent hereby (a) submits to the jurisdiction of any New York State and Federal courts sitting in New York City with respect to such matters arising out of or relating hereto, (b) agrees that all claims with respect to such action or proceeding may be heard and determined in such New York State or Federal court, (c) waives the defense of an inconvenient forum, (d) consents to service of process upon it by mailing or delivering such service to its agent CT Corporation System, 1633 Broadway, New York, New York 10019 (the "Agent") and authorizes and directs its Agent to accept such service, (e) agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law, and (f) to the extent that it or its properties have or hereafter may acquire immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise), waives such immunity in respect of its obligations under this Agreement.

  In Witness Whereof, Parent, Merger Subsidiary and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          Rhone-Poulenc S.A.

                                                      /s/ Igor Landau
                                          By: _________________________________
                                            Name:
                                            Title:

                                          RP Vehicle, Inc.

                                                      /s/ Igor Landau
                                          By: _________________________________
                                            Name:
                                            Title:

                                          Rhone-Poulenc Rorer Inc.

                                                   /s/ Timothy Rothwell
                                          By: _________________________________
                                            Name:
                                            Title:

                                                                        ANNEX A

                            CONDITIONS TO THE OFFER

  Notwithstanding any other provision of the Offer, Parent shall not be required to accept for payment or pay, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer to the extent expressly provided in this Agreement and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition shall not have been satisfied or (ii) at any time on or after the date of this Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

    (a) there shall have been instituted or be pending any action or proceeding by any Governmental Entity, (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent or any other affiliate of Parent or the consummation of any other Transaction;
  (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company or any of its subsidiaries, or to compel the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its subsidiaries, as a result of the Transactions; (iii) seeking to impose or confirm limitations on the ability of Parent or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Parent pursuant to the Offer or otherwise on all matters properly presented to the Company's shareholders, including, without limitation, the approval and adoption of the Agreement and the Merger; (iv) seeking to require divestiture by Parent or any other affiliate of Parent of any Shares; or (v) which otherwise has a Material Adverse Effect on the Company;

    (b) there shall have been any order or injunction issued, or any Law enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Parent, the Company or any subsidiary or affiliate of Parent or the Company which has resulted, or is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses
  (i) through (v) of paragraph (a) above;

    (c) there shall have occurred any change, condition, event or development that has a Material Adverse Effect;

    (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities of the Company on the NYSE or the Paris Bourse; (ii) any general suspension of, or limitation on prices for, trading in equity securities on the Paris Bourse; (iii) any decline, measured from the date hereof, in the Standard & Poor's 500 Index by an amount in excess of 20%; (iv) any change in currency exchange rates, measured from the close of business on the date of this Agreement, resulting in an increase of 15% or more in the Per Share Amount as translated from U.S. dollars into French Francs; (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the Republic of France; (vi) any limitation (whether or not mandatory) by any Governmental Entity, on, or other event that, could reasonably be expected to have a material adverse effect on the extension of credit by banks or other lending institutions, which limitation or other event is reasonably likely to materially affect the ability of Parent to pay for the Shares; (vii) a commencement of war or armed hostilities or other national or international calamity directly or indirectly involving the United States or the Republic of France; or (viii) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

    (e) (A) the Special Committee shall have withdrawn or modified in a manner adverse to Parent or Merger Subsidiary the adoption or recommendation of the Offer, the Merger or the Agreement, or (B) the Special Committee shall have resolved to do any of the foregoing;

    (f) any representation or warranty of the Company in this Agreement which is qualified as to materiality shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in any material respect; provided in any such case, such representation and warranty shall continue to be incorrect in any material respect at the time of such termination;

    (g) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by it under this Agreement;

    (h) this Agreement shall have been terminated in accordance with its terms; or

    (i) Parent, Merger Subsidiary and the Company (with the approval of the Special Committee) shall have agreed that Parent shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

which, in the reasonable judgment of Parent in any such case, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

  The foregoing conditions are for the sole benefit of Parent and may be asserted by Parent regardless of the circumstances giving rise to any such condition or may be waived by Parent in whole or in part at any time and from time to time in its reasonable discretion. The failure by Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

                                                                        ANNEX B

                         SECTIONS 1930(A) AND 1571-80
                         (SUBCHAPTER D OF CHAPTER 15)
                 OF THE PENNSYLVANIA BUSINESS CORPORATION LAW


SECTION 1930. DISSENTERS RIGHTS

  (A) GENERAL RULE.--If any shareholder of a domestic business corporation that is to be a party to a merger or consolidation pursuant to a plan of merger or consolidation objects to the plan of merger or consolidation and complies with the provisions of Subchapter D of Chapter 15 (relating to dissenters rights), the shareholder shall be entitled to the rights and remedies of dissenting shareholders therein provided, if any. See also section 1906(c) (relating to dissenters rights upon special treatment).

                                  CHAPTER 15
                      SUBCHAPTER D. -- DISSENTERS RIGHTS

SECTION 1571. APPLICATION AND EFFECT OF SUBCHAPTER

  (A) GENERAL RULE.--Except as otherwise provided in subsection (b), any shareholder of a business corporation shall have the right to dissent from, and to obtain payment of the fair value of his shares in the event of, any corporate action, or to otherwise obtain fair value for his shares, where this part expressly provides in this subchapter. See:

    Section 1906(c) (relating to dissenters rights upon special exchanges).

    Section 1930 (relating to dissenters rights).

    Section 1931(d) (relating to dissenters rights in share exchanges).

    Section 1932(c) (relating to dissenters rights in asset transfers).

    Section 1952(d) (relating to dissenters rights in division).

    Section 1962(c) (relating to dissenters rights in conversion).

    Section 2104(b) (relating to procedure).

    Section 2324 (relating to corporation option where a restriction on transfer of a security is held invalid).

    Section 2325(b) (relating to minimum vote requirement).

    Section 2704(c) (relating to dissenters rights upon election).

    Section 2705(d) (relating to dissenters rights upon renewal of election).

    Section 2907(a) (relating to proceedings to terminate breach of qualifying conditions).

    Section 7104(b)(3) (relating to procedure).

  (B) EXCEPTIONS.--

    (1) Except as otherwise provided in paragraph (2), the holders of the shares of any class or series of shares that, at the record date fixed to determine the shareholders entitled to notice of and to vote at the meeting at which a plan specified in any of section 1930, 1931(d), 1932(c) or 1952(d) is to be voted on, are either:

      (i) listing on a national securities exchange; or

      (ii) held of record by more than 2,000 shareholders; shall not have the right to obtain payment of the fair value of any such shares under this subchapter.

    (2) Paragraph (1) shall not apply to and dissenters rights shall be available without regard to the exception provided in that paragraph in the case of:

      (i) Shares converted by a plan if the shares are not converted solely into shares of the acquiring, surviving, new or other corporation or solely into such shares and money in lieu of fractional shares.

      (ii) Shares of any preferred or special class unless the articles, the plan or the terms of the transaction entitle all shareholders of the class to vote thereon and require for the adoption of the plan or the effectuation of the transaction the affirmative vote of a majority of the votes cast by all shareholders of the class.

      (iii) Shares entitled to dissenters rights under section 1906(c) (relating to dissenters rights upon special treatment).

    (3) The shareholders of a corporation that acquires by purchase, lease, exchange or other disposition all or substantially all of the shares, property or assets of another corporation by the issuance of shares, obligations or otherwise, with or without assuming the liabilities of the other corporation and with or without the intervention of another corporation or other person, shall not be entitled to the rights and remedies of dissenting shareholders provided in this subchapter regardless of the fact, if it be the case, that the acquisition was accomplished by the issuance of voting shares of the corporation to be outstanding immediately after the acquisition sufficient to elect a majority or more of the directors of the corporation.

  (C) GRANT OF OPTIONAL DISSENTERS RIGHTS.--The bylaws or a resolution of the board of directors may direct that all or a part of the shareholders shall have dissenters rights in connection with any corporate action or other transaction that would otherwise not entitle such shareholders to dissenters rights.

  (D) NOTICE OF DISSENTERS RIGHTS.--Unless otherwise provided by statute, if a proposed corporate action that would give rise to dissenters rights under this subpart is submitted to a vote at a meeting of shareholders, there shall be included in or enclosed with the notice of meeting:

    (1) a statement of the proposed action and a statement that the shareholders have a right to dissent and obtain payment of the fair value of their shares by complying with the terms of this subchapter; and

    (2) a copy of this subchapter.

  (E) OTHER STATUTES.--The procedures of this subchapter shall also be applicable to any transaction described in any statute other than this part that makes reference to this subchapter for the purpose of granting dissenters rights.

  (F) CERTAIN PROVISIONS OF ARTICLES INEFFECTIVE.--This subchapter may not be relaxed by any provision of the articles.

  (G) CROSS REFERENCES.--See sections 1105 (relating to restriction on equitable relief), 1904 (relating to a de facto transaction doctrine abolished) and 2512 (relating to dissenters rights procedure).

SECTION 1572. DEFINITIONS

  The following words and phrases when used in this subchapter shall have the meanings given to them in this section unless the context clearly indicates otherwise:

    "CORPORATION." The issuer of the shares held or owned by the dissenter before the corporate action or the successor by merger, consolidation, division, conversion or otherwise of that issuer. A plan of division may designate which of the resulting corporations is the successor corporation for the purposes of this subchapter. The successor corporation in a division shall have sole responsibility for payments to dissenters and other liabilities under this subchapter except as otherwise provided in the plan of division.

    "DISSENTER." A shareholder or beneficial owner who is entitled to and does assert dissenters rights under this subchapter and who has performed every act required up to the time involved for the assertion of those rights.

    "FAIR VALUE." The fair value of shares immediately before the effectuation of the corporation action to which the dissenter objects, taking into account all relevant factors, but excluding any appreciation or depreciation in anticipation of the corporate action.

    "INTEREST." Interest from the effective date of the corporate action until the date of payment at such rate as is fair and equitable under all the circumstances, taking into account all relevant factors, including the average rate currently paid by the corporation on its principal bank loans.

SECTION 1573. RECORD AND BENEFICIAL HOLDERS AND OWNERS

  (A) RECORD HOLDERS OF SHARES.--A record holder of shares of a business corporation may assert dissenters rights as to fewer than all of the shares registered in his name only if he dissents with respect to all the shares of the same class or series beneficially owned by any one person and discloses the name and address of the person or persons on whose behalf he dissents. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

  (B) BENEFICIAL OWNERS OF SHARES.--A beneficial owner of shares of a business corporation who is not the record holder may assert dissenters rights with respect to shares held on his behalf and shall be treated as a dissenting shareholder under the terms of this subchapter if he submits to the corporation not later than the time of the assertion of dissenters rights a written consent of the record holder. A beneficial owner may not dissent with respect to some but less than all shares of the same class or series owned by the owner, whether or not the shares so owned by him are registered in his name.

SECTION 1574. NOTICE OF INTENTION TO DISSENT

  If the proposed corporate action is submitted to a vote at a meeting of shareholders of a business corporation, any person who wishes to dissent and obtain payment of the fair value of his shares must file with the corporation, prior to the vote, a written notice of intention to demand that he be paid the fair value for his shares if the proposed action is effectuated, must effect no change in the beneficial ownership of his shares from the date of such filing continuously through the effective date of the proposed action and must refrain from voting his shares in approval of such action. A dissenter who fails in any respect shall not acquire any right to payment of the fair value of his shares under this subchapter. Neither a proxy nor a vote against the proposed corporate action shall constitute the written notice required by this section.

SECTION 1575. NOTICE TO DEMAND PAYMENT

  (A) GENERAL RULE.--If the proposed corporate action is approved by the required vote at a meeting of shareholders of a business corporation, the corporation shall mail a further notice to all dissenters who gave due notice of intention to demand payment of the fair value of their shares and who refrained from voting in favor of the proposed action. If the proposed corporate action is to be taken without a vote of shareholders, the corporation shall send to all shareholders who are entitled to dissent and demand payment of the fair value of their shares a notice of the adoption of the plan or other corporate action. In either case, the notice shall:

    (1) State where and when a demand for payment must be sent and certificates for certificated shares must be deposited in order to obtain payment.

    (2) Inform holders of uncertificated shares to what extent transfer of shares will be restricted from the time that demand for payment is received.

    (3) Supply a form for demanding payment that includes a request for certification of the date on which the shareholder, or the person on whose behalf the shareholder dissents, acquired beneficial ownership of the shares.

    (4) Be accompanied by a copy of this subchapter.

  (B) TIME FOR RECEIPT OF DEMAND FOR PAYMENT.--The time set for receipt of demand and deposit of certificated shares shall be not less than 30 days from the mailing of the notice.

SECTION 1576. FAILURE TO COMPLY WITH NOTICE TO DEMAND PAYMENT, ETC.

  (A) EFFECT OF FAILURE OF SHAREHOLDER TO ACT.--A shareholder who fails to timely demand payment, or fails (in the case of certificated shares) to timely deposit certificates, as required by a notice pursuant to section 1575 (relating to notice to demand payment) shall not have any right under this subchapter to receive payment of the fair value of his shares.

  (B) RESTRICTION ON UNCERTIFICATED SHARES.--If the shares are not represented by certificates, the business corporation may restrict their transfer from the time of receipt of demand for payment until effectuation of the proposed corporate action or the release of restrictions under the terms of section 1577(a) (relating to failure to effectuate corporate action).

  (C) RIGHTS RETAINED BY SHAREHOLDER.--The dissenter shall retain all other rights of a shareholder until those rights are modified by effectuation of the proposed corporate action.

SECTION 1577. RELEASE OF RESTRICTIONS OR PAYMENT FOR SHARES

  (A) FAILURE TO EFFECTUATE CORPORATE ACTION.--Within 60 days after the date set for demanding payment and depositing certificates, if the business corporation has not effectuated the proposed corporate action, it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment.

  (B) RENEWAL OF NOTICE TO DEMAND PAYMENT.--When the uncertificated shares have been released from transfer restrictions and deposited certificates have been returned, the corporation may at any later time send a new notice conforming to the requirements of section 1575 (relating to notice to demand payment), with like effect.

  (C) PAYMENT OF FAIR VALUE OF SHARES.--Promptly after effectuation of the proposed corporate action, or upon timely receipt of demand for payment if the corporate action has already been effectuated, the corporation shall either remit to dissenters who have made demand and (if their shares are certificated) have deposited their certificates the amount that the corporation estimates to be the fair value of the shares, or give written notice that no remittance under this section will be made. The remittance or notice shall be accompanied by:

    (1) The closing balance sheet and statement of income of the issuer of the shares held or owned by the dissenter for a fiscal year ending not more than 16 months before the date of remittance or notice together with the latest available interim financial statements.

    (2) A statement of the corporation's estimate of the fair value of the shares.

    (3) A notice of the right of the dissenter to demand payment or supplemental payment, as the case may be, accompanied by a copy of this subchapter.

  (D) FAILURE TO MAKE PAYMENT.--If the corporation does not remit the amount of its estimate of the fair value of the shares as provided by subsection (c), it shall return any certificates that have been deposited and release uncertificated shares from any transfer restrictions imposed by reason of the demand for payment. The corporation may make a notation on any such certificate or on the records of the corporation relating to any such uncertificated shares that such demand has been made. If shares with respect to which notation has been so made shall be transferred, each new certificate issued therefor or the records relating to any transferred uncertificated shares shall bear a similar notation, together with the name of the original dissenting holder or owner of such shares. A transferee of such shares shall not acquire by such transfer any rights in the corporation other than those that the original dissenter had after making demand for payment of their fair value.

SECTION 1578. ESTIMATE BY DISSENTER OF FAIR VALUE OF SHARES

  (A) GENERAL RULE.--If the business corporation gives notice of its estimate of the fair value of the shares, without remitting such amount, or remits payment of its estimate of the fair value of a dissenter's shares as permitted by section 1577(c) (relating to payment of fair value of shares) and the dissenter believes that the amount stated or remitted is less than the fair value of his shares, he may send to the corporation his own estimate of the fair value of the shares, which shall be deemed a demand for payment of the amount or the deficiency.

  (B) EFFECT OF FAILURE TO FILE ESTIMATE.--Where the dissenter does not file his own estimate under subsection (a) within 30 days after the mailing by the corporation of its remittance or notice, the dissenter shall be entitled to no more than the amount stated in the notice or remitted to him by the corporation.

SECTION 1579. VALUATION PROCEEDINGS GENERALLY

  (A) GENERAL RULE.--Within 60 days after the latest of:

    (1) effectuation of the proposed corporate action;

    (2) timely receipt of any demands for payment under section 1575 (relating to notice to demand payment); or

    (3) timely receipt of any estimates pursuant to section 1578 (relating to estimate by dissenter of fair value of shares);

if any demands for payment remain unsettled, the business corporation may file in court an application for relief requesting that the fair value of the shares be determined by the court.

  (B) MANDATORY JOINDER OF DISSENTERS.--All dissenters, wherever residing, whose demands have not been settled shall be made parties to the proceeding as in an action against their shares. A copy of the application shall be served on each such dissenter. If a dissenter is a nonresident, the copy may be served on him in the manner provided or prescribed by or pursuant to 42 Pa.C.S. Ch. 53 (relating to bases of jurisdiction and interstate and international procedure).

  (C) JURISDICTION OF THE COURT.--The jurisdiction of the court shall be plenary and exclusive. The court may appoint an appraiser to receive evidence and recommend a decision on the issue of fair value. The appraiser shall have such power and authority as may be specified in the order of appointment or in any amendment thereof.

  (D) MEASURE OF RECOVERY.--Each dissenter who is made a party shall be entitled to recover the amount by which the fair value of his shares is found to exceed the amount, if any, previously remitted, plus interest.

  (E) EFFECT OF CORPORATION'S FAILURE TO FILE APPLICATION.--If the corporation fails to file an application as provided in subsection (a), any dissenter who made a demand and who has not already settled his claim against the corporation may do so in the name of the corporation at any time within 30 days after the expiration of the 60-day period. If a dissenter does not file an application within the 30-day period, each dissenter entitled to file an application shall be paid the corporation's estimate of the fair value of the shares and no more, and may bring an action to recover any amount not previously remitted.

SECTION 1580. COSTS AND EXPENSES OF VALUATION PROCEEDINGS

  (A) GENERAL RULE.--The costs and expenses of any proceeding under section 1579 (relating to valuation proceedings generally), including the reasonable compensation and expenses of the appraiser appointed by the court, shall be determined by the court and assessed against the business corporation except that any part of the costs and expenses may be apportioned and assessed as the court deems appropriate against all or some of the dissenters who are parties and whose action in demanding supplemental payment under section 1578 (relating to estimate by dissenter of fair value of shares) the court finds to be dilatory, obdurate, vexatious or in bad faith.

  (B) ASSESSMENT OF COUNSEL FEES AND EXPERT FEES WHERE LACK OF GOOD FAITH APPEAR.--Fees and expenses of counsel and of experts for the respective parties may be assessed as the court deems appropriate against the corporation and in favor of any or all dissenters if the corporation failed to comply substantially with the requirements of this subchapter and may be assessed against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted in bad faith or in a dilatory, obdurate, arbitrary or vexatious manner in respect to the rights provided by this subchapter.

  (C) AWARD OF FEES FOR BENEFITS TO OTHER DISSENTERS.--If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against the corporation, it may award to those counsel reasonable fees to be paid out of the amounts awarded to the dissenters who were benefitted.

                                                                         ANNEX C

Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
Tel: 212-902-1000

                                                         [LOGO OF GOLDMAN SACHS]
PERSONAL AND CONFIDENTIAL

August 19, 1997

Special Committee of the Board of Directors
Rhone-Poulenc Rorer Inc.
500 Arcola Road
Collegeville, PA 19426

Gentleman:

  You have requested our opinion as to the fairness to the holders, other than Rhone-Poulenc S.A. ("Rhone-Poulenc") and its subsidiaries, (the "Public Shareholders") of the outstanding shares of Common Stock without par value (the "Common Shares") of Rhone-Poulenc Rorer, Inc. (the "Company") of the $97.00 per Common Share in cash proposed to be paid to the Public Shareholders by Rhone-Poulenc in the Tender Offer (as defined below) and the Merger (as defined below) pursuant to the Agreement and Plan of Merger dated as of August 19, 1997 among Rhone-Poulenc, RP Vehicle, Inc., a wholly owned subsidiary of Rhone-Poulenc, and the Company (the "Agreement").

  The Agreement provides for a tender offer (the "Tender Offer") for all of the issued and outstanding Common Shares pursuant to which Rhone-Poulenc will pay $97.00 per Common Share in cash for each Common Share accepted. The Agreement further provides that following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the "Merger") and each issued and outstanding Common Share (other than Common Shares owned directly or indirectly by Rhone-Poulenc) will be converted into the right to receive $97.00 in cash.

  We have been informed that as of the date hereof Rhone-Poulenc is the holder of approximately 68.1% of the outstanding Common Shares. The Common Shares held by Rhone-Poulenc were acquired pursuant to the Acquisition Agreement between Rhone-Poulenc and Rorer Group Inc. (the predecessor name of the Company), dated as of March 12, 1990 (the "Acquisition Agreement"). We have also been informed that a standstill provision contained in the Acquisition Agreement expired on July 31, 1997.

  Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having acted as the financial advisor to the Special Committee of the Board of Directors of the Company in connection with, and having participated in certain of the negotiations leading to, the Agreement. In the course of the trading activities of Goldman, Sachs & Co. prior to our retention in connection with this matter, the Firm accumulated a long position of 828,962 Common Shares.

  In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We also have held discussions with members of the senior management of Centeon L.L.C., a joint venture in which the Company has a 50% interest, regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Common Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the pharmaceutical industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

  We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We were not requested or authorized to solicit, and did not solicit, interest from any party with respect to an acquisition of the outstanding Common Shares, the Company or its constituent businesses. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Special Committee of the Board of Directors of the Company in connection with its consideration of the transactions contemplated by the Agreement and such opinion does not constitute a recommendation as to whether any holder of Common Shares should tender such Common Shares in the Tender Offer.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $97.00 per Common Share in cash to be received by the Public Shareholders in the Tender Offer and the Merger is fair to such holders.

                                          Very truly yours,

                                          /s/ Goldman, Sachs & Co.
                                          _____________________________________
                                          (GOLDMAN, SACHS & CO.)

                            RHONE-POULENC RORER INC.
                                500 ARCOLA ROAD
                          COLLEGEVILLE, PA 19426-0107

  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF RHONE-POULENC
                                   RORER INC.

  The undersigned hereby appoints Michel de Rosen, Richard T. Collier, and Guillaume Prache and each of them, with the power of substitution, attorneys to vote the number of shares the undersigned would be entitled to vote if personally present at the Annual Meeting of Shareholders of Rhone-Poulenc Rorer Inc., in Collegeville, Pennsylvania, at 10:00 a.m., local time, on November 25, 1997 and any adjournment or postponement thereof, for the transaction of such business as may come before the meeting.

  This proxy when properly executed will be voted in the manner directed herein by the undersigned. If no direction is given, this proxy will be voted FOR the approval and adoption of the Merger Agreement.

  THE BOARD OF DIRECTORS OF THE COMPANY, BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AND VOTING, RECOMMENDS A VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

  1. Approve and adopt the Merger Agreement as described in the Company's Proxy Statement.

                     [_] FOR    [_] AGAINST    [_] ABSTAIN

  2. In their discretion with respect to such other matters as may properly come before the Meeting or any postponement or adjournment thereof.

                      (Continued, and to be dated and signed, on the other side)

(Continued from other side)

(Please sign, date and return this proxy in the enclosed postage prepaid envelope.)

                                    YOUR SIGNATURE SHOULD APPEAR EXACTLY AS
                                    YOUR NAME APPEARS IN THE SPACE AT THE
                                    LEFT. WHEN SIGNING IN A FIDUCIARY OR
                                    REPRESENTATIVE CAPACITY, PLEASE SIGN YOUR
                                    FULL TITLE AS SUCH. IF SHARES ARE HELD IN
                                    MORE THAN ONE CAPACITY, THIS PROXY WILL BE
                                    DEEMED TO VOTE ALL SHARES HELD IN ALL
                                    CAPACITIES. IF YOUR IMPRINTED NAME IS
                                    INCORRECT, PLEASE PRINT YOUR CORRECT NAME
                                    IN THE SPACE BELOW.

                                    Date: ______________________________ , 1997

                                    ___________________________________________
                                                     SIGNATURE

                                    ___________________________________________
                                                       TITLE

               VOTES MUST BE INDICATED [X] IN BLACK OR BLUE INK.